    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997


                                                      REGISTRATION NO. 333-34923
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            PENSKE MOTORSPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                         7948                        51-0369517
(State or other jurisdiction   (Primary Standard Industrial           (IRS Employer
     of incorporation or        Classification Code Number)      Identification Number)
         organization)

                             13400 WEST OUTER DRIVE
                             DETROIT, MI 48239-4001
                                 (313) 592-8255
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             ROBERT H. KURNICK, JR.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                            PENSKE MOTORSPORTS, INC.
                             13400 WEST OUTER DRIVE
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-8255
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                AREA CODE, OF AGENT FOR SERVICE FOR REGISTRANT)
                            ------------------------

                                   COPIES TO:

              DAVID FOLTYN                                        STEPHEN D. HOPE
    HONIGMAN MILLER SCHWARTZ AND COHN                         MOORE & VAN ALLEN, PLLC
      2290 FIRST NATIONAL BUILDING                            100 NORTH TRYON STREET
         DETROIT, MICHIGAN 48226                                     FLOOR 47
             (313) 256-7763                               CHARLOTTE, NORTH CAROLINA 28202

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO
PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the Merger described herein.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE ROCK LOGO

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.


                                                                October 28, 1997


Dear North Carolina Motor Speedway, Inc. Shareholder:


     You are cordially invited to attend the Special Meeting of Shareholders of North Carolina Motor Speedway, Inc. ("NCMS") which will be held on Friday, November 21, 1997 at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, commencing at 10:00 A.M., local time.


     At the meeting you will be asked to consider and approve the Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among NCMS, Penske Acquisition, Inc., a North Carolina corporation ("Merger Sub"), and Penske Motorsports, Inc. ("PMI"), pursuant to which NCMS will merge with and into Merger Sub (the "Merger") and the shareholders of NCMS will receive at their option either cash or shares of PMI Common Stock in exchange for their shares of NCMS common stock, par value $.25 per share ("NCMS Stock").


     Enclosed with this letter are a Notice of Special Meeting of Shareholders and a Proxy Statement/Prospectus which describes in detail the background and terms of the Merger and other related information. As discussed in the accompanying Proxy Statement/Prospectus, NCMS' financial advisor, Interstate/Johnson Lane Corporation has delivered a written opinion to the Board of Directors of NCMS to the effect that the Merger is fair to the shareholders of NCMS from a financial point of view. A copy of the opinion is attached to the Proxy Statement/Prospectus. The Proxy Statement/Prospectus, and all of the material in it (including the fairness opinion) should be read carefully by NCMS shareholders in its entirety.


     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF NCMS AND ITS SHAREHOLDERS. A MAJORITY OF THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER.

     Your vote is important no matter how large or small your holdings may be. To assure your representation at the meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the meeting, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

                                          Sincerely,

                                          NORTH CAROLINA MOTOR SPEEDWAY, INC.

                                          Jo DeWitt Wilson, President

THE ROCK LOGO

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                      TO BE HELD FRIDAY, NOVEMBER 21, 1997


To Shareholders of North Carolina Motor Speedway, Inc.:


     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of North Carolina Motor Speedway, Inc., a North Carolina corporation ("NCMS"), will be held on Friday, November 21, 1997 at 10:00 A.M., local time, at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina, 28380, for the following purposes:


          1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among Penske Motorsports, Inc., a Delaware corporation ("PMI"), Penske Acquisition, Inc., a North Carolina corporation and a wholly-owned subsidiary of PMI, and NCMS, the terms and conditions of which are described in the attached Proxy Statement/Prospectus.

          2. To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

     The close of business on September 19, 1997 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any and all adjournments or postponements thereof. The terms of the Merger Agreement are summarized in the attached Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus.

     Shareholders are or may be entitled to assert dissenters' rights under
Article 13 of the North Carolina Business Corporation Act. A copy of Article 13 of the North Carolina Business Corporation Act is attached to the enclosed Proxy Statement/Prospectus.

     A proxy card for the meeting and the Proxy Statement/Prospectus are enclosed herewith.

                                          By Order of the Board of Directors

                                          Nancy B. Daugherty, Secretary

Rockingham, North Carolina

October 28, 1997


YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF NCMS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IT IMMEDIATELY.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.

                                PROXY STATEMENT
                           -------------------------

                            PENSKE MOTORSPORTS, INC.
                                   PROSPECTUS


                         500,000 SHARES OF COMMON STOCK



     This Proxy Statement/Prospectus is being furnished to the shareholders of North Carolina Motor Speedway, Inc., a North Carolina corporation ("NCMS"), in connection with the solicitation of proxies by the NCMS Board of Directors (the "Board") for use at the Special Meeting of Shareholders of NCMS to be held on Friday, November 21, 1997, at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina, 28380, commencing at 10:00 A.M., local time, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of Penske Motorsports, Inc., a Delaware corporation ("PMI"), with respect to the issuance of 500,000 shares of PMI common stock, par value of $0.01 per share (the "PMI Stock"), to be issued to the shareholders of NCMS in connection with the Merger described below. Shareholders of PMI will not be voting to approve the Merger. PMI Stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol "SPWY." On October 27, 1997 the last reported sales price for the Common Stock
as reported by Nasdaq was $          per share.


     This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of NCMS with and into Penske Acquisition, Inc., a North Carolina corporation and a wholly-owned subsidiary of PMI ("Merger Sub"), pursuant to an Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among NCMS, Merger Sub and PMI. Pursuant to the Merger Agreement, NCMS is to be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation. As a result of the Merger, each outstanding share of Common Stock, par value $.25 per share, of NCMS (the "NCMS Stock"), other than any shares owned by PMI, Merger Sub, or other subsidiaries of PMI, shares held in the treasury of NCMS and shares ("Dissenting Shares") in respect of which dissenters' rights are properly exercised under the North Carolina Business Corporation Act (the "NCBCA"), would be converted on the effective date of the Merger (the "Effective Date") into the right to receive, at the holder's option, either: (i) an amount, in cash, without interest, equal to $19.61 per share of NCMS Stock or (ii) $19.61 worth of PMI Stock, with the PMI Stock being valued at the average of the closing prices for PMI Stock as reported on Nasdaq (as published in the Wall Street Journal) for the five consecutive trading days during which shares are traded on Nasdaq ending on the fifth trading day prior to the Effective Date (the "Average Closing Price"), subject to cash being paid in lieu of issuing any fractional shares of PMI Stock. Because the value of the PMI Stock will not be determined until the fifth trading day prior to the Effective Date, NCMS shareholders may not know at the time of the Special Meeting the number of shares of PMI Stock that they can elect to receive in the Merger. If the Effective Date was the date of this Proxy Statement/Prospectus,
NCMS shareholders could elect to receive      share of PMI Stock per share of
NCMS Stock. Assuming that all NCMS shareholders (other than PMI, Merger Sub or other subsidiaries of PMI) elected to receive cash in consideration for their exchange of the NCMS Stock held by them, the aggregate consideration paid to
such shareholders as a result of the Merger would be $       . In addition to
the payment of the Merger Consideration, if the holder of any Dissenting Shares becomes entitled to an amount in excess of $19.61, as a result of exercising his dissenter's rights, and such holder of Dissenting Shares owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next sentence. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder and any amount received by such holder pursuant to the preceding sentence of this paragraph. Following the Merger, NCMS will become a wholly-owned subsidiary of PMI. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of NCMS Stock. PMI intends to vote all 1,563,478 of the shares of NCMS Stock held directly or indirectly by PMI (approximately 69.9% of the total outstanding shares of NCMS Stock as of September 19, 1997) in favor of the Merger and the Merger Agreement. Therefore, PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote of any other NCMS shareholders. NCMS stockholders will have dissenters' rights. Neither PMI nor NCMS has the right to terminate the Merger upon a decrease in the price of PMI Stock. It is expected that closing of the Merger will take place immediately after the Special Meeting.

     All information in this Proxy Statement/Prospectus with respect to NCMS has been provided by NCMS. All information contained in this Proxy
Statement/Prospectus with respect to PMI and Merger Sub has been provided by PMI.


     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to NCMS shareholders on or about October 28, 1997. A shareholder who has given a proxy to NCMS may revoke it at any time prior to its exercise. See "The Special Meeting -- Record Date; Voting Rights; Proxies."


     NCMS SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS OCTOBER 28, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE ON THE DATE HEREOF.

                             AVAILABLE INFORMATION

     PMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information filed by PMI can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     PMI has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the PMI Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Proxy Statement/Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by PMI with the Commission pursuant to the Exchange Act (File No. 0-28044), are incorporated by reference and made a part of this Proxy Statement/Prospectus: (i) PMI's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, specifically including PMI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, PMI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and PMI's Current Report on Form 8-K dated May 27, 1997; and
(iii) the description of the PMI Stock, contained in its Registration Statement on Form 8-A, including any amendment or reports filed for the purpose of updating such description.

     All documents subsequently filed by PMI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     PMI UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROXY STATEMENT/PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO ROBERT H. KURNICK, JR., SECRETARY, PENSKE MOTORSPORTS, INC., 13400 WEST OUTER DRIVE, DETROIT, MICHIGAN 48239-4001, TELEPHONE: (313) 592-8255.

                               TABLE OF CONTENTS


ITEM                                                          PAGE
----                                                          ----
AVAILABLE INFORMATION.......................................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   iii
SUMMARY.....................................................     1
  Business of PMI...........................................     1
  Business of NCMS..........................................     1
  The Special Meeting.......................................     1
  The Merger................................................     3
  Certain Federal Income Tax Consequences...................     6
  Comparative Rights of Shareholders........................     6
  Risk Factors..............................................     7
  Interests of Certain Persons in the Merger................     7
  PMI Selected Consolidated Financial Data..................     8
RISK FACTORS................................................     9
  Litigation to Enjoin the Merger...........................     9
  Determination of the Amount of Shares of PMI Stock to be
     Received in the Merger.................................     9
  Interest of Certain Persons in the Merger.................     9
  Races Sanctioned Only on an Annual Basis..................    10
  Environmental Matters.....................................    11
  Competition...............................................    11
  Establishment of the Rival Indy Racing League.............    12
  Dependence on Key Personnel...............................    12
  Seasonality...............................................    12
  Liability for Personal Injuries...........................    12
  Reliance Upon Industry Sponsorships and Risk of Adverse
     Government Regulation..................................    12
  Financial Impact of Bad Weather...........................    13
  Potential Seismic Activity................................    13
  Control of PMI by Single Shareholder......................    13
  Possible Volatility of Stock Price........................    13
  Shares Eligible for Future Sale...........................    13
  Possible Depressing Effect of Future Sales of PMI Stock
     Issued in Future Acquisitions..........................    14
  Anti-Takeover Provisions..................................    14
  Dilution in Connection with the Merger and Future Business
     Combinations...........................................    14
  Historical, Pro Forma and Equivalent Per Share Data.......    15
THE SPECIAL MEETING.........................................    16
  Purpose of the Special Meeting............................    16
  Record Date; Voting Rights; Proxies.......................    16
  Solicitation of Proxies...................................    16
  Quorum....................................................    17
  Required Vote.............................................    17
THE MERGER..................................................    18
  General...................................................    18
  Effective Date............................................    19
  Conversion of Shares; Procedures for Exchange of
     Certificates...........................................    19
  Background of the Merger..................................    20
  The Special Committee's Activities and Investigations.....    22
  Declination of Members at Special Committee to be
     Re-elected.............................................    29
  Action and Recommendation of the Board of Directors of
     NCMS; Reasons for the Merger...........................    29
  Interests of Certain Persons in the Merger................    31
  Certain Federal Income Tax Consequences...................    32

ITEM                                                          PAGE
----                                                          ----
  Anticipated Accounting Treatment..........................    33
  Regulatory Approvals......................................    33
  Federal Securities Law Consequences.......................    33
  Nasdaq Listing............................................    34
  Dividends.................................................    34
  Dissenters' Rights........................................    34
THE MERGER AGREEMENT........................................    36
  Terms of the Merger.......................................    36
  Exchange of Certificates..................................    38
  Representations and Warranties............................    38
  Conduct of Business Pending the Merger....................    39
  Conditions to the Merger..................................    39
  Termination...............................................    39
  Amendment and Waiver......................................    40
  Indemnification...........................................    40
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS..................    40
BUSINESS OF NCMS............................................    41
  General...................................................    41
  Racing and Related Events.................................    41
  Facility..................................................    41
  Competition...............................................    41
  Employees.................................................    42
  Legal Proceedings.........................................    42
  Insurance.................................................    42
  Patents and Trademarks....................................    42
NCMS SELECTED FINANCIAL DATA................................    43
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF NCMS.........................    44
NCMS FINANCIAL STATEMENTS...................................    48
PMI AND SUBSIDIARIES UNAUDITED PRO FORMA FINANCIAL DATA.....    56
PRINCIPAL SHAREHOLDERS OF NCMS..............................    61
DESCRIPTION OF NCMS' CAPITAL STOCK..........................    62
  General...................................................    62
  Common Stock..............................................    62
COMPARISON OF SHAREHOLDER RIGHTS............................    63
  Director Liability........................................    63
  Indemnification of Directors, Officers and Other Agents...    63
  Protection of Minority Shareholder Rights.................    64
  Call of Shareholders Meeting; Action by Written Consent...    64
  Proxy Requirement.........................................    64
  Derivative Actions........................................    64
  Voting for Directors; Cumulative Voting...................    64
  Removal of Directors; Vacancies...........................    64
  Rights of Dissenting Shareholders.........................    65
LEGAL MATTERS AND EXPERTS...................................    65
ANNEX A -- MERGER AGREEMENT.................................   A-1
ANNEX B -- ARTICLE 13 OF THE NCBCA (DISSENTER'S RIGHTS).....   B-1
ANNEX C -- FAIRNESS OPINION OF INTERSTATE/JOHNSON LANE......   C-1

                                    SUMMARY

     The following is a summary of information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus and the Annexes hereto. Unless the context otherwise requires, all references in this Proxy Statement/Prospectus to the Company mean PMI and its subsidiaries, considered as one enterprise. "NASCAR(R)", "Grand National(R)" and "Winston Cup(R)" are registered trademarks and service marks of the National Association of Stock Car Auto Racing, Inc. ("NASCAR"). "CART" refers to Championship Auto Racing Teams, Inc. Shareholders of NCMS are urged to read this Proxy Statement/Prospectus and the Annexes hereto, and in particular the section herein entitled "Risk Factors," in their entirety. This Proxy Statement/Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth under the caption "Risk Factors" and elsewhere in this Proxy Statement/Prospectus.

BUSINESS OF PMI

     PMI is a leading promoter and marketer of professional motorsports in the United States. PMI owns and operates, through its subsidiaries, the Michigan Speedway ("Michigan Speedway") in Brooklyn, Michigan, the Nazareth Speedway ("Nazareth Speedway") in Nazareth, Pennsylvania and the California Speedway, near Los Angeles, California ("California Speedway"). PMI also recently acquired approximately 69.9% of the outstanding NCMS Stock and in July 1997 acquired a 40% limited liability company interest in Homestead-Miami Speedway, LLC, which operates the Metro-Dade Homestead Motorsports Complex ("Homestead Speedway") in Homestead, Florida. On August 11, 1997, PMI acquired a 7% interest in Grand Prix Association of Long Beach, Inc. ("GPLB"). GPLB is the owner and operator of the Grand Prix of Long Beach and owns and operates Gateway International Raceway in Madison, Illinois and Memphis Motorsports Park in Millington, Tennessee. PMI also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles through its wholly-owned subsidiary Motorsports International Corp. In addition, through its wholly-owned subsidiaries Competition Tire West, Inc. and Competition Tire South, Inc., PMI sells Goodyear brand racing tires in the midwest and southeastern regions of the United States. PMI promoted a total of nine racing events at Michigan Speedway and Nazareth Speedway in 1996 and will promote a total of 15 racing events at Michigan Speedway, Nazareth Speedway and California Speedway in 1997. In addition, NCMS is scheduled to host four racing events in 1997 and Homestead Speedway is scheduled to host three racing events in 1997.

     PMI Stock is traded on Nasdaq under the trading symbol "SPWY." PMI's principal executive offices are located at 13400 West Outer Drive, Detroit, Michigan 48239-4001, and its telephone number is (313) 592-8255.

BUSINESS OF NCMS

     NCMS owns and operates North Carolina Motor Speedway in Rockingham, North Carolina. NCMS promoted a total of four racing events in 1996 and expects to promote four racing events in 1997.

     NCMS' principal executive offices are located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, and its telephone number is (910) 205-1299.

THE SPECIAL MEETING

TIME, PLACE AND DATE


     The Special Meeting will be held on Friday, November 21, 1997 at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, at 10:00 A.M., local time.

PURPOSE OF THE MEETING

     At the Special Meeting, holders of NCMS Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement. In connection with the Merger, each share of NCMS Stock will be converted into either $19.61 cash or, at the holder's option, $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares. See "The Merger -- General."

     A MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS OF NCMS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT NCMS SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," "-- RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER" AND "--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

VOTES REQUIRED; RECORD DATE

     The Merger will require approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock. Holders of NCMS Stock are entitled to one vote per share. Only holders of NCMS Stock at the close of business on September 19, 1997 (the "Record Date") will be entitled to notice of and to vote at the NCMS Special Meeting. See "Special Meeting."

     As of the Record Date, directors and executive officers of NCMS and their affiliates were beneficial owners of approximately 25.2% of the outstanding shares of NCMS Stock. In addition, 1,563,478 shares (approximately 69.9%) of NCMS Stock is held by PMI or its subsidiaries. Walter P. Czarnecki, Richard J. Peters, and Robert H. Kurnick, Jr. are all directors or executive officers of PMI and its subsidiaries and are also each a director of NCMS. Also, Ms. Carrie
B. DeWitt owns 906,542 shares of PMI Stock (approximately 6.41% of the outstanding shares of PMI prior to any shares issued pursuant to the Merger), and Ms. DeWitt, together with her two daughters, Jo DeWitt Wilson and Nancy DeWitt Daugherty, are directors of NCMS. Ms. DeWitt Wilson is also a director of PMI. Each of Ms. DeWitt, Ms. DeWitt Daugherty and Ms. DeWitt Wilson, and each of Messrs. Czarnecki, Peters and Kurnick, as directors of NCMS, voted in favor of the Merger.

     Mr. Bruton Smith owns 532,398 shares of NCMS Stock and Speedway Motorsports, Inc. ("SMI") owns 12,984 shares of NCMS Stock (together, approximately 24.3%). Mr. Smith, Mr. Humpy Wheeler and Mr. William Brooks are all directors or executive officers of SMI and are also directors of NCMS. SMI submitted a competing bid to the Board of NCMS and each of Messrs. Smith, Wheeler and Brooks voted against the proposed Merger as directors of NCMS. On August 5, 1997, Mr. Smith filed a lawsuit to enjoin the Merger, alleging among other things, that the Board breached its fiduciary duty to the minority shareholders of NCMS by approving the Merger. The lawsuit is in preliminary stages; discovery has commenced and a hearing on PMI's motion to dismiss the complaint and Mr. Smith's motion seeking a preliminary injunction has been tentatively scheduled for November 5, 1997. See "The Merger -- Background of the Merger."

     PMI intends to vote all 1,563,478 of its and its subsidiaries shares of NCMS stock in favor of the Merger and the Merger Agreement. With these shares, representing approximately 69.9% of the outstanding shares of NCMS stock, PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote of any other NCMS shareholders. It is expected that closing of the Merger will take place immediately after the Special Meeting.

CHANGE OF VOTE

     NCMS shareholders who have delivered a proxy to NCMS may revoke the proxy at any time prior to its exercise at the Special Meeting by giving written notice to the Secretary of NCMS, by signing and returning a later dated proxy or by voting in person at the Special Meeting. ACCORDINGLY, SHAREHOLDERS OF NCMS WHO HAVE EXECUTED AND RETURNED PROXY CARDS TO NCMS IN ADVANCE OF

THE SPECIAL MEETING MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING.

THE MERGER

MERGER AGREEMENT

     A copy of the Merger Agreement is included as Annex A to this Proxy Statement/Prospectus and should be read in its entirety. For a description of the Merger Agreement, see "The Merger Agreement."

MERGER CONSIDERATION


     Upon the terms and subject to the conditions of the Merger Agreement, NCMS will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation and as a wholly owned subsidiary of PMI. In the Merger, each share of NCMS Stock outstanding at the Effective Date, other than any shares owned by PMI, shares held in the treasury of NCMS and Dissenting Shares, will be converted into the right to receive the Merger Consideration, which will be, at the holder's option, either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares. Because the value of the PMI Stock will not be determined until the fifth trading day prior to the Effective Date, NCMS shareholders may not know at the time of the Special Meeting the number of shares of PMI Stock that they can elect to receive in the Merger. If the Effective Date was the date of this Proxy Statement/Prospectus, NCMS
shareholders could elect to receive      share of PMI Stock per share of NCMS
Stock.



     The following table sets forth exchange ratios at various hypothetical PMI Stock price levels:



    HYPOTHETICAL           NUMBER OF SHARES OF PMI
AVERAGE CLOSING PRICE   STOCK PER SHARE OF NCMS STOCK
---------------------   -----------------------------
        30.00                      .65366
        32.50                      .60338
        35.00                      .56028
        37.50                      .52293



     Assuming that all NCMS shareholders (other than PMI, Merger Sub or other subsidiaries of PMI) elected to receive cash in consideration for their exchange of the NCMS Stock held by them, the aggregate consideration paid to such shareholders as a result of the Merger would be $13,201,981.47. See "The
Merger -- General." In addition to the payment of the Merger Consideration, if the holder of any Dissenting Shares becomes entitled to an amount in excess of $19.61 as a result of exercising his dissenter's rights, and such holder of Dissenting Shares owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next paragraph. As an illustrative example, if such a 5% holder received $20 or $21 per share, respectively, then each other NCMS shareholder would receive in cash an additional $0.39 or $1.39, respectively, per share of NCMS Stock. PMI has no present intention to purchase Dissenting Shares in an amount other than for the Merger Consideration. If, however, a holder of 5% or more of the outstanding shares of NCMS Stock receives less than $19.61 in an appraisal proceeding, NCMS shareholders who have surrendered their shares for Merger Consideration would be entitled to retain the full amount of the Merger Consideration.


     In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the first sentence of this paragraph. As an illustrative example, if within one year after the Effective Date, PMI were to sell all of the outstanding shares of NCMS Stock or if NCMS were to sell all or substantially all of its assets for $50 million, a person holding 2,237 shares of NCMS Stock immediately prior to the Effective Time (representing approximately 0.1% of the 2,236,705 shares of NCMS Stock outstanding) who had not exercised rights of dissent and appraisal would be entitled to receive an additional cash payment equal to the difference between $50,000 (0.1% of the $50 million sales price) less $43,861.79 (the $19.61 Merger Consideration multiplied by the 2,237 shares held by the shareholder), or $6,138.21 (approximately $2.74 per share). If such a sale were to occur at a total price of $43,861,785 (the $19.61 Merger Consideration multiplied by the total number of shares of NCMS Stock outstanding) or less, the shareholder in the foregoing example would not be entitled to receive any additional payment but would be entitled to retain the full amount of Merger Consideration. PMI has no present plans or intention to enter into a sale transaction which is described in this paragraph.

RECOMMENDATION OF NCMS' BOARD

     A majority of the members of the Board approved the Merger Agreement and the transactions contemplated thereby. The Board has determined that the Merger is fair to, and in the best interests of, NCMS and the shareholders of NCMS and recommends that the shareholders approve and adopt the Merger Agreement. For a discussion of the factors considered by the Board in reaching its recommendation and determination, see "The Merger -- Background of the Merger," "-- The Special Committee's Activities and Investigations," and "-- Recommendation of the Board of Directors of NCMS/Reasons for the Merger."


FORMATION OF SPECIAL COMMITTEE; OPINION OF NCMS' FINANCIAL ADVISOR



     The Special Committee of the Board (the "Special Committee") was established by the Board on April 9, 1997 in response to written proposals by PMI and SMI to acquire ownership of NCMS by means of proposed mergers with PMI or SMI, or their respective affiliates (respectively, the "PMI Proposal" and the "SMI Proposal"). The Special Committee retained Interstate/Johnson Lane Corporation ("IJL") to act as its financial advisor and to evaluate and to render its opinion to the Board as to the fairness of the consideration offered in the PMI Proposal and SMI Proposal, from a financial point of view, to the NCMS shareholders. After analysis, IJL orally advised the Special Committee in June 1997, that it expected to be able to render a favorable opinion as to the fairness, from a financial point of view, of both the SMI Proposal and the PMI Proposal. On October 7, 1997, IJL issued its opinion to the Board that the consideration offered by PMI in the Merger to be received by the NCMS shareholders is fair to such shareholders from a financial point of view. The full text of the opinion of IJL, which sets forth certain assumptions made, certain procedures followed and certain matters considered by IJL, is included as Annex C to this Proxy Statement/Prospectus and should be read in its entirety. For a description of this opinion, see "The Merger -- Opinion of NCMS' Financial Advisor."


EFFECTIVE DATE OF THE MERGER

     The Merger will become effective at the date and time that the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina in accordance with the NCBCA or at such later time as may be specified in the Articles of Merger so filed. The filing of the Articles of Merger will be made as soon as practicable after all conditions set forth in the Merger Agreement have been satisfied or waived. See "The Merger Agreement -- Terms of the Merger" and "The Merger -- Effective Date."

CONDITIONS TO THE MERGER; TERMINATION

     The obligations of PMI and NCMS to consummate the Merger are subject to various conditions, including (i) obtaining approval of the Merger Agreement by NCMS' shareholders; (ii) the effectiveness of the Registration Statement and the listing with Nasdaq of the additional shares of PMI Stock to be issued as part of the Merger; (iii) the absence of any statute, rule, regulation, executive order, decree, injunction, or other order of any court or other governmental authority outstanding that has the effect of prohibiting the consummation of the Merger; (iv) delivery of an opinion or private letter ruling reasonably satisfactory to NCMS to the effect that the Merger qualifies for federal income tax purposes as a tax-free reorganization; and (v) obtaining certain third party consents. Except for items (ii) and (iii), any of the foregoing conditions may be waived. If a material condition is waived, NCMS intends to resolicit proxies from NCMS shareholders.

     The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger by NCMS shareholders: (i) if the Merger does not take place by December 31, 1997; (ii) by mutual action of the Board of Directors of each of PMI, Merger Sub and NCMS; (iii) by either PMI or NCMS if any court or governmental body issues a final, non-appealable order, decree, or ruling permanently enjoining, restraining, or prohibiting the Merger;
(iv) if the shareholders of NCMS fail to approve the Merger or approve a different proposed acquisition transaction at a duly held meeting of the shareholders; (v) by PMI if NCMS breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on NCMS; or (vi) by NCMS if PMI breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on PMI. Neither PMI nor NCMS has the right to terminate the Merger upon a decrease in the price of PMI Stock.

     See "The Merger Agreement -- Conditions to the Merger" and
"-- Termination."

EXCHANGE OF CERTIFICATES OF NCMS STOCK

     Detailed instructions with regard to the surrender of certificates of NCMS Stock, together with a letter of transmittal, will be forwarded to holders of NCMS Stock promptly, but in no event later than five business days, following the Effective Date. Upon surrender of the certificates and other required documents to Merger Sub, the Merger Consideration will be distributed. SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES AT THIS TIME. See "The Merger Agreement -- Exchange of Certificates."

NASDAQ LISTING

     PMI will file a notification for the listing of the shares of PMI Stock to be issued in connection with the Merger on Nasdaq, subject to approval of the Merger Agreement by NCMS' shareholders. Shares of PMI Stock are traded on Nasdaq under the symbol "SPWY."

REGULATORY APPROVALS

     Except as otherwise set forth herein, PMI is not aware of any approval or other action by any governmental or administrative agency which would be required for the completion of the Merger as contemplated herein. Should any such approval or other action be required, it will be sought; however, PMI has no current intention to delay the Merger pending the outcome of any such matter, subject to satisfaction of any of the conditions specified in the Merger Agreement. The federal government has adopted antitrust laws, regulations and rules applicable to attempts to acquire securities of corporations incorporated or operating in the United States. Such laws, regulations and rules, could prohibit the consummation of the Merger. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") provides that the Merger may not be consummated unless certain information has been furnished to the Department of Justice, Antitrust Division (the "Division"), and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. Such filing and waiting period requirements have all been satisfied.

DIVIDENDS

     PMI may from time to time consider the payment of cash dividends. However, any declaration and payment of dividends will be (i) dependent upon PMI's results of operations, financial condition, cash requirements, capital improvements and other relevant factors, (ii) subject to the discretion of the Board of Directors of PMI and (iii) payable only out of PMI's surplus or current net profits in accordance with the

General Corporation Law of the State of Delaware. No assurance can be given that PMI will be able to pay such dividends at any time in the future.

     The Merger Agreement provides that NCMS will not, among other things, prior to the Effective Date, (i) except in the normal course as consistent with prior practice declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

DISSENTERS' RIGHTS

     If the Merger Agreement is approved by the required vote of the NCMS shareholders and is not abandoned or terminated, holders of NCMS stock who did not vote in favor of the Merger may, by complying with Article 13 (entitled "Dissenters Rights") of the NCBCA, a copy of which is attached hereto as Annex B, assert dissenter's rights as described therein, and the shares of NCMS held by such persons will be deemed to be "Dissenting Shares." See "The Merger -- Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Counsel to PMI, Drinker Biddle & Reath LLP, has provided a written opinion to NCMS that for federal income tax purposes (i) the Merger will qualify as part of a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) no gain or loss will be recognized by either NCMS or PMI as a result of consummation of the Merger and
(iii) except for cash received in lieu of fractional shares or cash received at the election of an NCMS shareholder, no gain or loss will be recognized by a holder of NCMS Stock upon the exchange of such stock for PMI Stock pursuant to the Merger. Such opinion is based on various representations, qualifications and assumptions, may not apply to holders of NCMS Stock who are subject to special circumstances, and does not address any foreign, state or local tax consequences of the Merger. Moreover, such opinion has no binding effect or official status of any kind, and no assurance can be given that the Internal Revenue Service or a court would take the same position on these issues. Accordingly, holders of NCMS Stock are urged to consult their own tax advisors concerning the federal, foreign, state and local tax consequences of the Merger to them. See "The Merger -- Certain Federal Income Tax Consequences."

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of shareholders of NCMS currently are governed by North Carolina law, NCMS' Certificate of Incorporation and NCMS' By-laws. Upon consummation of the Merger, shareholders of NCMS electing to receive PMI Stock will become shareholders of PMI, which is a Delaware corporation, and their rights as shareholders of PMI will be governed by the General Corporation Law of the State of Delaware, PMI's Certificate of Incorporation and PMI's By-laws. Following is a brief summary of the material differences in shareholder rights:

     - PMI's Certificate of Incorporation eliminates the liability of its directors to PMI and its shareholders for monetary damages for breach of fiduciary duty as a director; NCMS' Articles of Incorporation do not.

     - Holders of 10% or more of the outstanding shares of NCMS Stock are entitled to call a shareholders meeting, while PMI shareholders are not permitted to call a meeting.

     - NCMS proxies are valid for an 11-month period; PMI proxies are valid for three years.

     - Under the North Carolina corporation law applicable to NCMS, shareholders are required to obtain court approval prior to settlement, compromise or discontinuance of a derivative action and a court may require a shareholder-plaintiff to pay the reasonable expenses if the court finds that the defendant's derivative action is without reasonable cause. Delaware corporation law does not impose similar provisions on PMI shareholders.

     - NCMS shareholders have cumulative voting rights; PMI shareholders do not.

     - PMI directors can be removed from office by shareholders only for cause, while NCMS directors can be removed from office by shareholders with or without cause (individual NCMS directors can only be removed if the vote against removal is not sufficient to elect a director under cumulative voting).

     For a more complete discussion of various differences between the rights of shareholders of NCMS and the rights of shareholders of PMI, see "Comparison of Shareholder Rights."

RISK FACTORS

     Shareholders of NCMS should carefully evaluate the matters set forth under "Risk Factors." Factors to be considered, among other things, include the potential for fluctuation in the value of PMI Stock, the potential for changes in the businesses and financial condition of PMI prior to the Effective Date, the pending litigation attempting to enjoin the Merger, the inability to determine the market price of PMI Stock prior to voting on the Merger and the interests of certain people in the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board, with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of NCMS should be aware that certain members of the management and the Board of Directors of NCMS have certain interests in the Merger that are in addition to the interests of the shareholders of NCMS generally. NCMS has entered into employment agreements with Jo DeWitt Wilson, Nancy DeWitt Daugherty and Carrie B. DeWitt, which become effective upon consummation of the Merger. In addition, prior to April 1997, Ms. DeWitt exchanged her shares of NCMS stock for 906,542 shares of PMI stock, which exchange included price protection and liquidity provisions. Upon completion of the Merger, Ms. DeWitt's exchange will be deemed to be part of a tax-free reorganization under Section 368(a)(1)(A) and 368(a)(2)(E) of the Code. In the event the Merger is not completed, PMI will reimburse Ms. DeWitt for the tax consequences as a result of her exchange. See "The Merger -- Interests of Certain Persons In the Merger," and "-- Certain Federal Income Tax Consequences."

                    PMI SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated statement of income and balance sheet data as of or for each of the years ended December 31, 1996, 1995, 1994 and 1993 presented below were derived from the consolidated financial statements of PMI, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated statement of income and balance sheet data for the six months ended June 30, 1997 and 1996 and for the year ended December 31, 1992 was derived from the unaudited consolidated financial statements of PMI, which include all adjustments which management considers necessary for a fair presentation of the data for such period, all of which were of a normal recurring nature. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," PMI's consolidated financial statements, related notes and other financial information set forth in PMI's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which are incorporated herein by reference.

                                          SIX MONTHS ENDED
                                              JUNE 30,                               YEAR ENDED DECEMBER 31,
                                       -----------------------   ----------------------------------------------------------------
                                          1997         1996         1996        1995          1994         1993         1992
                                          ----         ----         ----        ----          ----         ----         ----
                                                                 ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME:
  REVENUES
    Speedway admissions..............     $19,696       $9,780      $20,248     $17,375      $15,278      $13,997      $13,391(a)
    Other speedway revenues..........      15,750        7,694       13,041       7,654        7,181        6,149        6,053(a)
    Merchandise, tires and
      accessories....................      16,225       10,905       21,886      16,976       18,059       13,070        9,847
                                       ----------   ----------   ----------   ---------      -------      -------      -------
        Total Revenues...............      51,671       28,379       55,175      42,005       40,518       33,216       29,291
  EXPENSES
    Operating expenses...............      16,314        8,970       18,067      14,060       13,322       11,026       10,820
    Cost of sales(b).................       9,402        6,515       12,834       9,672       10,169        7,573        5,358
    Depreciation and amortization....       2,313        1,473        3,167       2,563        2,018        1,601        1,513
    Selling, general and
      administrative.................       8,283        3,113        6,185       4,631(c)     4,632(c)     4,420(c)     4,124(c)
                                       ----------   ----------   ----------   ---------      -------      -------      -------
        Total Expenses...............      36,312       20,071       40,253      30,926       30,141       24,620       21,815
    Operating Income.................      15,359        8,308       14,922      11,079       10,377        8,596        7,476
  Interest income (expense), net.....          77          756        1,950        (895)      (1,005)        (875)        (793)
                                       ----------   ----------   ----------   ---------      -------      -------      -------
  Income before income taxes.........      15,436        9,064       16,872      10,184        9,372        7,721        6,683
  Income taxes.......................       6,018        3,337        5,992       3,410(d)     3,032(d)     2,528(d)       753(d)(e)
                                       ----------   ----------   ----------   ---------      -------      -------      -------
  Net Income.........................     $ 9,418      $ 5,727      $10,880     $ 6,774      $ 6,340      $ 5,193      $ 5,930
                                       ==========   ==========   ==========   =========      =======      =======      =======
Net income per share.................        $.70
Weighted average shares
  outstanding........................  13,457,164
Pro forma net income per share(f)....                     $.51         $.90        $.84
Pro forma weighted average shares
  outstanding(f).....................               11,232,960   12,128,920   8,077,245
SELECTED OPERATING DATA(g):
  Operating margin...................        29.7%        29.3%        27.0%       26.4%        25.6%        25.9%        25.5%
  Number of seats
    Michigan Speedway................     106,775       98,276       98,276      88,141       77,991       72,906       66,173
    Nazareth Speedway................      46,341       35,654       35,654      30,534       30,534       26,668       24,270
    California Speedway..............      70,948
  Total attendance...................     481,066      300,392      599,480     518,396      448,168      414,937      362,502
  Number of events
    Winston Cup......................           2            1            2           2            2            2            2
    CART.............................           1            1            2           2            2            2            2
    Other............................           5            4            5           4            5            4            3
BALANCE SHEET DATA:
  Total assets.......................    $266,810     $168,149     $183,997     $73,255      $34,510      $36,407      $27,406
  Total debt.........................      18,907        4,032        5,563         350       12,515       12,035       10,221
  Total stockholders' equity.........     182,016      132,052      145,402      45,812       10,187       13,467       11,062

-------------------------
(a) Revenues in 1992 include $2.6 million, relating to Indy Car Grand Prix, Inc., a company which promoted an annual CART sanctioned event in Cleveland, Ohio and whose assets were sold in 1993.

(b) Cost of sales relates only to revenue from merchandise, tires and accessories sales.

(c) Penske Corporation allocated consolidated corporate overhead as management fees on a pro-rata basis among Penske Corporation's operating subsidiaries, pursuant to formulas which management believes are reasonable. The management fees charged to PMI are not necessarily reflective of the expense PMI would have incurred on a stand-alone basis during such periods. Management estimates that had PMI operated on a stand-alone basis during such periods actual expenses paid would have been 60-70% of the management fees paid of $774,000, $654,000, $600,000 and $450,000 in 1995, 1994, 1993
    and 1992, respectively.

(d) The effective tax rate is lower than the statutory rate because Competition Tire West was a subchapter S corporation prior to its acquisition by PMI in 1996.

(e) PMI is a member of a consolidated tax group. Prior to 1993, income taxes were allocated based on a proportionate amount of income before taxes generated by each member of the group. In 1993 the method of recording was changed to reflect the adoption of FASB 109, "Accounting for Income Taxes." The impact of such change was to record tax expense as if PMI were a separate taxpayer.

(f) The pro forma net income per share reflects the weighted average number of shares outstanding and the dilutive effect of the number of shares to be issued, at the initial public offering price of $24 per share, equivalent to the $2.9 million capital distribution associated with the acquisition in March 1996 of Competition Tire West, Inc. from its controlling shareholder.

(g) Number of seats, attendance and number of events for NCMS are excluded from the information presented as no events have occurred since the acquisition by PMI.

                                  RISK FACTORS

     IN CONSIDERING THE MATTERS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS, NCMS SHAREHOLDERS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE SIGNIFICANT RISKS AND FACTORS DESCRIBED BELOW WHICH ARE ASSOCIATED WITH THE MERGER AND AN INVESTMENT IN THE SHARES OF PMI STOCK BEING OFFERED.

LITIGATION TO ENJOIN THE MERGER

     The Merger Agreement provides that as a condition to the Merger, no injunction or other order shall have been entered by any court that has the effect of prohibiting the consummation of the Merger. On August 5, 1997, O. Bruton Smith, a shareholder of NCMS and the majority shareholder and chairman of SMI, filed a lawsuit in North Carolina Superior Court, Mecklenburg County, against NCMS, PMI, Merger Sub, PSH Corp., a shareholder of PMI and Walter P. Czarnecki, Richard J. Peters, Robert H. Kurnick, Jr., Carrie B. DeWitt, Nancy DeWitt Daugherty and Jo DeWitt Wilson, each a director of NCMS, seeking to enjoin the consummation of the Merger. NCMS, PMI and the other defendants in the lawsuit have filed a motion to dismiss Mr. Smith's lawsuit, and Mr. Smith has filed a motion to obtain a preliminary injunction to prohibit the Merger. The court has approved a motion for expedited discovery and has set a hearing for November 5, 1997 to consider the defendants' motion to dismiss and Mr. Smith's motion for a preliminary injunction. On September 15, 1997, Mr. Smith filed a motion to add 12 other shareholders of NCMS as additional plaintiffs. A hearing on this motion has not been scheduled. In his lawsuit, Mr. Smith alleges that Ms. Carrie DeWitt, as a majority shareholder, owed a duty to the minority shareholders of NCMS to sell her shares of NCMS Stock in a transaction that would result in the minority shareholders receiving the "highest price" for their shares and that she breached this duty by selling her shares to PMI. In addition, Mr. Smith alleges that the defendant directors breached their fiduciary duties to NCMS and its shareholders by approving the proposed Merger with PMI. Finally, Mr. Smith alleges that PMI's negotiation and purchase of Ms. DeWitt's NCMS Stock and the negotiation and execution of the Merger Agreement constituted an unfair and deceptive trade practice under North Carolina law. If the court grants a preliminary injunction against the Merger, the Merger may be delayed until final resolution of the lawsuit. If the Merger is permanently enjoined prior to its completion, the Merger will not occur and shareholders will continue to hold their shares of NCMS Stock and will not be entitled to receive any Merger Consideration. If the Merger is completed and Mr. Smith is able thereafter to obtain judicial relief (such as a permanent injunction or monetary damages), such relief may involve an unwinding of the Merger and may have a material adverse effect on PMI and its shareholders, including those shareholders receiving shares in the Merger.

DETERMINATION OF THE AMOUNT OF SHARES OF PMI STOCK TO BE RECEIVED IN THE MERGER

     As a result of the Merger, each outstanding share of NCMS Stock, other than shares owned by PMI, Merger Sub, or other subsidiaries of PMI, shares held in the treasury of NCMS and Dissenting Shares, would be converted on the Effective Date into the right to receive, at the holder's option, either: (i) an amount, in cash, without interest, equal to $19.61 per share of NCMS Stock or (ii) $19.61 worth of PMI Stock, with the PMI Stock being valued at the Average Closing Price. In the event a holder of NCMS Stock elects to receive PMI Stock as part of the Merger, the exact number of shares of PMI Stock to be received may not be determinable at the time of the Special Meeting and will be subject to changes in the market price of PMI Stock. If the market price of PMI Stock drops and a shareholder of NCMS elects to receive cash in lieu of PMI Stock, despite the additional shares of PMI Stock such shareholder would receive in that case, the cash payment would not be treated as a tax-free event for such shareholder.

INTEREST OF CERTAIN PERSONS IN THE MERGER


     Certain members of NCMS management and Board have interests in the Merger that other NCMS shareholders do not. Prior to execution of the Merger Agreement, Merger Sub, PMI and Ms. Carrie B. DeWitt entered into the a Shareholder Option and Voting Agreement, dated April 1, 1997, (as subsequently amended, the "Option Agreement"). Pursuant to the Option Agreement, Ms. DeWitt granted to PMI options to acquire her NCMS Stock for shares of PMI Stock (at a ratio of .620333 share of PMI Stock for each share of NCMS Stock). PMI agreed that if its exercise of such Option were taxable to Ms. DeWitt, it would pay in such case an amount equal to her income taxes (if any) resulting from such exchange, less $1,400,000. The exchange ratio reflected a value of $18.61 per share of Company Common Stock at a $30.00 per share value of PMI Stock. As part of the consideration for such options, PMI paid $1,400,000 (equivalent to $.958 per share of Ms. DeWitt's NCMS Stock) into escrow, to be disbursed to Ms. DeWitt upon the happening of certain events related to the completion of the Merger. The Option Agreement also gave Ms. DeWitt a put option after a period of time to require PMI to effect the exchange of shares as provided above. The Option Agreement also permits Ms. DeWitt (or her estate within seven months after her death) the ability to require PMI to effect the registration of Ms. DeWitt's shares of PMI Stock to permit her to dispose of her shares of PMI Stock through a registered public offering or, if a registered offering at a price per share of at least $30.00 cannot be completed, through a sale of her shares to an affiliate of PMI at the greater of the then fair market value of the shares or $30.00 per share. The Option Agreement provides that the foregoing rights may be exercised by Ms. DeWitt (or her estate) on a limited basis within one year, and completely within three years, after her acquisition of shares of PMI Stock pursuant to the Option Agreement or, if earlier, seven months after her death. In the event that such an offering cannot be completed, Ms. DeWitt is entitled to require an affiliate of PMI to purchase up to $27 million of Ms. DeWitt's shares of PMI Stock at a price equal to the greater of (i) the then fair market value per share of PMI Stock or (ii) $30.00 per share. In addition, in the event that Ms. DeWitt had previously sold a portion of her shares of PMI Stock, she may require that an affiliate of PMI purchase her remaining shares for $27 million less the gross proceeds from her prior sales of PMI Stock or that an affiliate of PMI purchase up to $27 million worth of her shares of PMI Stock at a price equal to the then fair market value thereof plus the product of the number of shares previously sold multiplied by the difference between $30.00 and the average per share sales price of the shares previously sold. On or about May 15, 1997, PMI exercised its purchase option under the Option Agreement and acquired Ms. DeWitt's NCMS Stock at the stated exchange ratio. The terms of the Option Agreement were derived through negotiations with Ms. DeWitt and her representatives.



     Ms. DeWitt and her daughters, Jo DeWitt Wilson and Nancy DeWitt Daugherty, are all members of the NCMS Board and are officers of NCMS (collectively, the "Officers") who have five year employment agreements (the "Employment Agreements") with NCMS which become effective upon completion of the Merger. The Employment Agreements provide that the Officers will be employed by NCMS in their current positions for a five-year term commencing on the Effective Date. The term will automatically renew for successive one-year periods unless terminated in writing by either party prior to the end of the initial five-year term or any successive renewal term. Under the Employment Agreements, Ms. DeWitt, Chairman of the Board, Ms. DeWitt Wilson, President and Chief Executive Officer, and Ms. DeWitt Daugherty, Secretary of NCMS, will receive annual salaries of $125,000, $120,000 and $25,000, respectively, with an annual bonus and annual salary increases at the discretion of the Board. NCMS may terminate any of the Officers' employment upon her death, disability or for cause. The Officers may terminate their employment at any time. In the event an Officer's employment is terminated due to her death or disability, NCMS is obligated to pay the Officer or her estate all compensation and fringe benefits due to her for the remaining term of the Employment Agreement. If an Officer resigns or is terminated for cause, she will receive all compensation due to her through the date of termination. The Employment Agreements further provide for confidentiality and non-compete provisions during the term of the Officer's employment by NCMS.


     Ms. DeWitt Wilson is also a director of PMI. PMI owns 70% of the outstanding stock of NCMS; Richard J. Peters, Walter P. Czarnecki, and Robert H. Kurnick, Jr. are all directors or executive officers of PMI and its subsidiaries and are also directors of NCMS. See "-- Interests of Certain Persons in the Merger".

RACES SANCTIONED ONLY ON AN ANNUAL BASIS

     PMI's success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the sanctioning bodies of its racing events, particularly NASCAR and CART. In

1996, PMI's NASCAR-sanctioned races accounted for approximately 44% of PMI's total revenue. Each NASCAR sanction agreement is negotiated on an annual basis. In 1996, PMI's two CART-sanctioned car races accounted for approximately 16% of PMI's total revenue. Each CART sanction agreement continues through at least the 1998 race season. NASCAR is under no obligation to renew its annual sanction agreements with PMI and CART is under no obligation to extend PMI's sanction agreements beyond the 1998 racing season. Revocation or nonrenewal of a sanction agreement would have a material adverse effect on PMI.

ENVIRONMENTAL MATTERS

     Prior to the commencement of construction of the California Speedway, portions of the California Speedway site were identified by Kaiser Ventures, Inc. ("Kaiser"), which transferred the site to PMI and participated in the development of the site, and the applicable governmental agency as requiring remediation by Kaiser to comply with applicable environmental laws. Property owned by Kaiser adjacent to the site has also been identified as requiring remediation by Kaiser. Remediation activities at the site, a former steel production facility, were carried out by Kaiser under a Consent Order between Kaiser and the California Environment Protection Agency, Department of Toxic Substances Control ("DTSC"), dated August 22, 1988. PMI believes that all known and required remediation for the site has been completed. If damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of PMI's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by PMI or which may be found on the property of PMI, there may be liability to various parties for such damage and PMI may be required to pay the cost of investigation or remediation, or both, of such contamination or damage caused thereby. The amount of such liability, as to which PMI may be self-insured or which is not subject to indemnification by Kaiser or to which Kaiser does not financially respond, could be material. In addition, should Kaiser fail to remediate properly or honor its indemnification of PMI for such remediation activities, PMI may be required to pay the costs of investigations and/or remediations, which costs may be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of heretofore unknown conditions, could also require additional expenditures by PMI.

     Treated effluent from the site of the California Speedway has been historically utilized by an unrelated party, California Steel Industries, Inc. ("CSI"), in its industrial processes under an arrangement with Kaiser. PMI believes that this utilization will continue into the future, but there can be no assurances in this regard. Should CSI's utilizations cease and an alternative user not be found, or should federal, state or local laws or regulations change, it might be impracticable for the treatment facility servicing the site of the California Speedway to continue in operation. PMI would then be required to connect to the public sewerage system, which could require material expenditures by PMI either to acquire and/or upgrade the treatment facility or to obtain other sanitary wastewater treatment services from a public utility.

COMPETITION

     PMI's racing events compete not only with other sports and other recreational events scheduled on the same dates, but also with other racing events sanctioned by various racing bodies such as NASCAR, CART, the United States Auto Club ("USAC"), the Indy Racing League (the "IRL"), the National Hot Rod Association ("NHRA"), Sports Car Club of America ("SCCA"), the International Motor Sports Association ("IMSA"), the Automobile Racing Club of America ("ARCA") and others. Racing events sanctioned by different organizations often are held on the same dates at separate tracks, in competition with the NASCAR and CART event dates. In addition, motorsports facilities compete for the patronage of motor racing spectators with other track owners and with other sports and entertainment businesses, many of which have resources that exceed those of PMI. The quality of the competition, type of racing event, caliber of the events, sight lines, location, ticket pricing and customer conveniences, among other things, differentiate the various motorsports facilities. In addition, while PMI believes that the California Speedway is the only oval speedway operating in Southern California, there have been and continue to be numerous attempts by other parties to develop a permanent speedway to serve the large Southern California market. Currently, projects have been announced for sites in Long Beach, Victorville, Lake Elsinore, San Jose and Coachella Valley,

California. There can be no assurance that PMI will maintain or improve its position in light of such competition.

ESTABLISHMENT OF THE RIVAL INDY RACING LEAGUE ("IRL")

     In 1995, the IRL was formed as a rival league for CART-sanctioned race events, competing directly with CART and the PPG Indy Car World Series. PMI is unable to predict whether or to what extent the IRL and CART competition will affect its future operating results and is unable to predict the effect that a successful IRL would have on its future operating results.

DEPENDENCE ON KEY PERSONNEL


     PMI's success depends upon the availability and performance of its senior management, particularly the experience and relationships Roger S. Penske, PMI's Chairman, has within the industry, especially his relationship with NASCAR and CART. The loss of Mr. Penske's services could have a material adverse effect on PMI. PMI does not have any formal agreement or understanding for retaining Mr. Penske's services.


SEASONALITY

     PMI derives a substantial portion of its total revenue from speedway admissions and other revenue derived from its speedway events. Until this year, PMI's events were held in April, May, June, July and August; however, this year there are three event weekends scheduled for the California Speedway in each of June, September and October. In addition, NCMS, of which PMI acquired approximately 69.9% in April 1997, hosted a race weekend in the first quarter of 1997 and will host a race weekend in the fourth quarter of 1997; and Homestead Speedway, of which PMI acquired 40% in July 1997, hosted two event weekends in the first quarter of 1997 and will host one major racing event in the fourth quarter of 1997. As a result, PMI's business has been, and is expected to remain, highly seasonal. During 1996, PMI's second and third quarters accounted for approximately 88% of PMI's total annual revenue and in excess of 100% of its total annual operating income. PMI has historically experienced an operating loss in its first and fourth quarters during which it historically promoted no races.

LIABILITY FOR PERSONAL INJURIES

     Racing events can be dangerous to participants and to spectators. PMI maintains insurance policies that provide coverage within limits that in management's judgment are sufficient to protect PMI from material financial loss due to liability for personal injuries sustained by persons on PMI's premises in the ordinary course of PMI's business. Nevertheless, there can be no assurance that such insurance will be adequate or available at all times and in all circumstances. PMI's financial condition, results of operations and cash flows would be adversely affected to the extent claims and associated expenses exceed insurance recoveries.

RELIANCE UPON INDUSTRY SPONSORSHIPS AND RISK OF ADVERSE GOVERNMENT REGULATION

     The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products. Government regulation can adversely impact the availability to motorsports of this promotion, sponsorship and advertising revenue. Advertising by the tobacco and liquor industries is generally subject to greater governmental regulation than advertising by other sponsors of PMI's events. During the past several months, various state attorney generals and certain plaintiffs' attorneys announced settlement arrangements with the tobacco industry that if approved and, if implemented, could potentially restrict tobacco industry sponsorship of, and advertising at, sporting events. Advertising revenue from the tobacco and liquor industry accounted for less than 2% of PMI's total revenue in the year ended December 31, 1996.

FINANCIAL IMPACT OF BAD WEATHER

     Weather conditions affect sales of tickets, concessions, merchandise and souvenirs, among other things, at speedway events. Although PMI sells nonrefundable tickets well in advance of its events, poor weather conditions could have an adverse effect on PMI's results of operations.

POTENTIAL SEISMIC ACTIVITY

     The geology and other natural conditions of the Southern California area in which the California Speedway is located present risks of natural disasters, particularly the risk of seismic activity which could cause significant damage to the California Speedway facilities and/or adjacent public thoroughfares and adversely affect PMI's financial condition and results of future operations. PMI maintains insurance policies that provide coverage within limits that in management's judgment are sufficient to protect PMI from material financial loss resulting from damage to the California Speedway as a result of seismic activity. Nevertheless, there can be no assurance that such insurance will be adequate or available at all times and in all circumstances. PMI's financial condition and business prospects would be adversely affected to the extent claims and associated expenses exceed insurance recoveries.

CONTROL OF PMI BY SINGLE SHAREHOLDER

     As of September 19, 1997, PSH Corp., an indirect 80%-owned subsidiary of Penske Corporation, was the beneficial owner of approximately 55.1% of PMI's Stock. As a result, PSH Corp. controls the outcome of substantially all issues submitted to PMI's shareholders, including the election of all of PMI's directors. If the Merger is completed on terms consistent with those currently proposed, PSH Corp. would own approximately % of PMI's Stock assuming all shareholders of NCMS elect to receive shares of PMI Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has, from time to time, experienced extreme price and volume fluctuations, which could adversely affect the market price of the PMI Stock without regard to the financial performance of PMI. The market price of the PMI Stock may also fluctuate substantially in response to variations in PMI's results of operations, announcements by PMI or other developments affecting PMI, as well as by general economic and other external factors.

SHARES ELIGIBLE FOR FUTURE SALE

     In addition to the 14,148,340 shares of PMI Stock currently outstanding and
the      shares of PMI Stock which would be outstanding after completion of the
Merger on the terms currently proposed (assuming NCMS shareholders all elect to receive PMI Stock), PMI has reserved an additional 400,000 shares of PMI Stock for issuance pursuant to PMI's Stock Option Plan, which shares are registered under the Securities Act, and will be freely transferable. PMI has granted options to purchase 190,000 shares of PMI Stock pursuant to such plan. The 7,871,554 shares of PMI Stock beneficially owned by the principal shareholders of PMI are "restricted securities", as defined in Rule 144 ("Rule 144") under the Securities Act, and may be resold in compliance with Rule 144. Ms. DeWitt has agreed not to resell or otherwise dispose of the 906,542 Shares of PMI Stock recently issued to her in connection with the acquisition of her NCMS shares for a period of one year; however, Ms. DeWitt's estate has the right beginning upon the earlier of her death or May 15, 1998 to demand registration of her shares of PMI Stock for resale to the public in addition to her right to sell such shares in compliance with Rule 144 after the expiration of the one year "lock-up" period. No prediction can be made as to the effect that resale of shares of PMI Stock, or the availability of shares of PMI Stock for resale, will have on the market price of the PMI Stock prevailing from time to time. The resale of substantial amounts of PMI Stock, or the perception that such resales may occur, could adversely affect prevailing market prices of the PMI Stock.

POSSIBLE DEPRESSING EFFECT OF FUTURE SALES OF PMI STOCK ISSUED IN FUTURE ACQUISITIONS

     PMI may issue PMI Stock in connection with possible future acquisitions or in other transactions. There can be no assurance as to when, and how many of, such shares will be sold and the effect such sales may have on the market price of PMI Stock. Such securities may be subject to resale restrictions in accordance with the Securities Act and the regulations promulgated thereunder. As such restrictions lapse or if such shares are registered for sale to the public, such securities may be sold to the public. In the event of the issuance and subsequent resale of a substantial number of shares of PMI Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of PMI Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of PMI's Certificate of Incorporation and By-laws authorize the issuance of "blank check" preferred stock, stagger the election of directors and establish advance notice requirements for director nominations and actions to be taken at shareholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of PMI, which transaction might be viewed favorably by minority shareholders. See "Comparison of Shareholder Rights."

DILUTION IN CONNECTION WITH THE MERGER AND FUTURE BUSINESS COMBINATIONS

     The issuance of additional shares of PMI Stock upon completion of the Merger and any possible future acquisitions or business combinations for PMI Stock may have a dilutive effect on earnings per share and will have a dilutive effect on the voting rights of the holders of PMI Stock. Assuming the consummation of the Merger and that all shareholders of NCMS elect to receive PMI Stock in the Merger, Ms. DeWitt and the other shareholders of NCMS will own approximately 9.1% of the outstanding shares of PMI Stock based on the number of shares of PMI Stock outstanding as of September 19, 1997, plus the PMI Stock assumed to be issued in the Merger.

HISTORICAL, PRO FORMA AND EQUIVALENT PER SHARE DATA

     The following table sets forth certain historical and pro forma per share data of PMI and NCMS. The pro forma per share data reflects the per share data of PMI as if the shares of NCMS were acquired at the beginning of the period presented. The equivalent pro forma per share data reflects the pro forma net income, pro forma book value and pro forma dividends per share of PMI multiplied by the ratio at which NCMS shares are being exchanged for PMI shares.


                                                                 SIX MONTHS
                                                                    ENDED           YEAR ENDED
                                                                JUNE 30, 1997    DECEMBER 31, 1996
                                                                -------------    -----------------
PMI:
  Net Income Per Share
     Historical.............................................         $  .70             $  .90
     Pro Forma..............................................            .65                .83
  Book Value Per Share
     Historical.............................................          12.86              10.98
     Pro Forma..............................................          13.43              12.78
  Dividends Per Share.......................................           None               None
NCMS:
  Net Income Per Share
     Historical.............................................            .23                .63
     Equivalent Pro Forma...................................            .40                .51
  Book Value Per Share
     Historical.............................................           3.13               2.88
     Equivalent Pro Forma...................................           8.23               7.83
  Dividends Per Share
     Historical.............................................            .00                .02
     Equivalent Pro Forma...................................            .00                .00

                              THE SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING


     At the Special Meeting, which will be held on Friday, November 21, 1997 at the offices of NCMS, located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, commencing at 10:00 A.M., local time, and at any and all adjournments or postponements thereof, holders of NCMS Stock will consider and vote upon the proposal to approve and adopt the Merger Agreement, pursuant to which NCMS will be merged with and into Merger Sub, with Merger Sub being the surviving corporation, and such other matters as may properly be brought before the Special Meeting. If the Merger is approved and completed in accordance with the Merger Agreement, at the Effective Date, NCMS will become a wholly-owned subsidiary of PMI, and each outstanding share of NCMS Stock, other than any shares owned by PMI, shares held in the treasury of NCMS and dissenting shares will be converted into and exchangeable for, at the holder's option, either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares.


     A MAJORITY OF THE MEMBERS OF THE BOARD HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT NCMS SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," " -- RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER" AND " -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

RECORD DATE; VOTING RIGHTS; PROXIES

     The Board has fixed the close of business on September 19, 1997 as the Record Date for determining holders entitled to notice of and to vote at the Special Meeting.

     As of the Record Date, there were 2,236,705 shares of NCMS Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of NCMS Stock represented by properly executed proxies delivered to NCMS will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF NCMS STOCK WILL BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. NCMS does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A shareholder who has given a proxy to NCMS may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of NCMS, by signing and returning a later dated proxy or by voting in person at the Special Meeting. Accordingly, shareholders who have executed and returned to NCMS proxy cards in advance of the Special Meeting may change their vote at any time prior to or at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking any proxy.

     Votes cast by proxy or in person at the Special Meeting will determine whether or not a quorum is present at the Special Meeting and will be tabulated by election inspectors appointed for the Special Meeting. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote.

SOLICITATION OF PROXIES

     NCMS will bear its own cost of solicitation of proxies. Fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of NCMS Stock is necessary to constitute a quorum at the Special Meeting.

REQUIRED VOTE

     The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock. PMI intends to vote all 1,563,478 (approximately 69.9% of the outstanding shares of NCMS stock) of the shares of NCMS Stock owned directly or indirectly by it in favor of the Merger and the Merger Agreement. Therefore, PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote or the attendance at the Special Meeting of any other NCMS shareholders. Abstentions will have the effect of votes against approval of the Merger and the Merger Agreement. It is expected that closing of the Merger will take place immediately after the Special Meeting. See "The Merger -- Interests of Certain Persons in the Merger."

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF NCMS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. NCMS SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

                                   THE MERGER

     This section of this Proxy Statement/Prospectus, as well as the next section of this Proxy Statement/ Prospectus entitled "The Merger Agreement," describe certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement or other agreements described in this Proxy Statement/Prospectus, the following description describes all material terms of the Merger Agreement, but does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference and such other agreements that are filed as exhibits to the Registration Statement filed by PMI with the Commission under the Securities Act, with respect to the securities offered hereby. All NCMS shareholders are urged to read the Merger Agreement in its entirety.

GENERAL

     The Merger Agreement provides that the Merger will be consummated if the approvals of the NCMS shareholders required therefor are obtained and all other conditions to the Merger are satisfied or waived. At the Effective Date, NCMS will be merged with and into Merger Sub, and Merger Sub will continue as a wholly-owned subsidiary of PMI. As a result, at the Effective Date, each share of NCMS Stock issued and outstanding immediately prior to the Effective Date, other than any shares owned by PMI, shares held in the treasury of NCMS, and Dissenting Shares in respect of which dissenter's rights are properly exercised under the NCBCA, will be converted into and exchangeable, at the holder's option, for either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock, with the PMI Stock being valued at the Average Closing Price. No fractional shares of PMI Stock will be issued in the Merger. In lieu of fractional shares, each holder of NCMS Stock who otherwise would be entitled to receive a fractional share of PMI Stock will instead receive cash (without interest) determined by multiplying the Average Closing Price by the fractional share interest to which such holder would otherwise be entitled. Because the value of the PMI Stock may not be determined until the fifth trading day prior to the Effective Date, NCMS shareholders will not know at the time of the Special Meeting the number of shares of PMI Stock that they can elect to receive in the Merger. If the Effective Date was the date of this Proxy Statement/Prospectus, NCMS
shareholders could elect to receive    share of PMI Stock per share of NCMS
Stock.

     The following table sets forth exchange ratios at various hypothetical PMI Stock price levels:

    HYPOTHETICAL           NUMBER OF SHARES OF PMI
AVERAGE CLOSING PRICE   STOCK PER SHARE OF NCMS STOCK
---------------------   -----------------------------
        30.00                      .65366
        32.50                      .60338
        35.00                      .56028
        37.50                      .52293


     Assuming that all NCMS shareholders (other than PMI, Merger Sub or other subsidiaries of PMI) elected to receive cash in consideration for their exchange of the NCMS Stock held by them, the aggregate consideration paid to such shareholders as a result of the Merger would be $13,201,981.47. See "The
Merger -- General."


     In addition to the payment of the Merger Consideration, if the holder of any Dissenting Shares becomes entitled to an amount in excess of $19.61 as a result of exercising his dissenter's rights, and such holder of Dissenting Shares owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described below. As an illustrative example, if such a 5% holder received $20 or $21 per share, respectively, then each other NCMS stockholder would receive in cash an additional $0.39 or $1.39, respectively, per share of NCMS Stock. PMI has no present intention to purchase Dissenting Shares in an amount other than for the Merger Consideration. If, however, a holder of 5% or more of the outstanding shares of NCMS Stock receives less than $19.61 in an appraisal proceeding, NCMS shareholders who have surrendered their shares for Merger Consideration would be entitled to retain the full amount of the Merger Consideration.

     In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the first sentence of this paragraph. As an illustrative example, if within one year after the Effective Date, PMI were to sell all of the outstanding shares of NCMS Stock or if NCMS were to sell all or substantially all of its assets for $50 million, a person holding 2,237 shares of NCMS Stock immediately prior to the Effective Time (representing approximately 0.1% of the 2,236,705 shares of NCMS Stock outstanding) who had not exercised rights of dissent and appraisal would be entitled to receive an additional cash payment equal to the difference between $50,000 (0.1% of the $50 million sales price) less $43,861.79 (the $19.61 Merger Consideration multiplied by the 2,237 shares held by the shareholder), or $6,138.21 (approximately $2.74 per share). If such a sale were to occur at a total price of $43,861,785 (the $19.61 Merger Consideration multiplied by the total number of shares of NCMS Stock outstanding) or less, the shareholder in the foregoing example would not be entitled to receive any additional payment but would be entitled to retain the full amount of Merger Consideration. PMI has no present plans or intention to enter into a sale transaction which is described in this paragraph.

EFFECTIVE DATE

     Consummation of the Merger will occur upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina or at such later time as is specified in such Articles. The filing of the Articles of Merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement will be terminated if the Merger shall not have been consummated on or before December 31, 1997 unless any party extends the Merger Agreement for an additional 180 days. It is expected that closing of the Merger will take place immediately after the Special Meeting. See "The Merger Agreement -- Conditions to the Merger" and "-- Termination."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of NCMS Stock into the right to receive, at the holder's option, cash or PMI Stock will occur automatically at the Effective Date. Promptly after the Effective Date, Merger Sub shall mail transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of NCMS Stock shall pass, only upon proper delivery of such certificates to Merger Sub) to each holder of NCMS Stock of record as of the Effective Date advising such holder of the procedure for surrendering to Merger Sub outstanding certificates formerly evidencing NCMS Stock in exchange for cash or new certificates for PMI Stock and cash in lieu of fractional shares. Upon surrender to Merger Sub of a certificate formerly representing shares of NCMS Stock, together with duly executed transmittal materials and such other documents as may reasonably be required by the Merger Sub, the holder of such Certificate shall be paid, as elected by such holder (i) the number of whole shares of PMI Stock that such person is entitled to receive in the Merger and cash in lieu of fractional shares or (ii) if the holder so elects in the transmittal materials, $19.61 per share of NCMS Stock (without interest). Upon surrender, each certificate theretofore evidencing NCMS Stock shall be cancelled.

     If any issuance of shares of PMI Stock in exchange for shares of NCMS Stock is to be made to a person other than the NCMS shareholder in whose name the certificate is registered at the Effective Date, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the NCMS shareholder requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of PMI that such tax has been paid or is not payable.

     Beginning on the Effective Date, there will be no further transfers of NCMS Stock on the stock transfer books of the surviving corporation. If a certificate representing NCMS Stock is presented for transfer, it will be cancelled and either cash or a certificate representing the appropriate number of full shares of PMI Stock and cash in lieu of fractional shares will be issued in exchange therefor.

     At the Effective Date, all shares of NCMS Stock shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares of NCMS Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, or, with respect to holders of Dissenting Shares, rights provided under Article 13 of the NCBCA. If the holder of NCMS Stock does not make the election as to which form of Merger Consideration to receive within 15 days following written notice from PMI regarding the election, then such holder shall be deemed to have elected to receive cash. No dividends or other distributions, if any, payable to holders of record of PMI Stock prior to the Effective Date will be paid to the holders of any certificates for shares of NCMS Stock.

     NCMS SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO MERGER SUB UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. NCMS SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER


THE PROPOSALS; FORMATION OF THE SPECIAL COMMITTEE



     PMI's strategy is to continue to significantly increase revenue and profitability by (i) hosting premier weekend motorsports events at facilities designed and maintained to maximize the spectators' overall entertainment experience, (ii) expanding the Company's existing seating capacity and otherwise improving its facilities, and (iii) increasing sales of racing related merchandise such as tires, apparel, souvenirs and collectibles. In order to expand and improve its facilities, one of PMI's strategies has been to increase its revenues and diversify its business by acquiring additional speedways. In August, 1996, Jo DeWitt Wilson, Ms. DeWitt's daughter, initially approached PMI to discuss PMI's possible role in financing her purchase of O. Bruton Smith's NCMS Stock. This proposal was considered by PMI but rejected because PMI believed that it was able to acquire Ms. DeWitt's controlling interest in NCMS. Discussions then turned to a possible purchase by PMI of Ms. DeWitt's controlling interest in NCMS. PMI began negotiating with the majority shareholder of NCMS in August 1996 to determine if it could acquire NCMS' business. There were a number of meetings from August, 1996 through March 31, 1997 between PMI and its counsel and Ms. DeWitt and her counsel and financial advisors at which the terms of PMI's acquisition of Ms. DeWitt's shares were discussed and negotiated. PMI initially believed that it could obtain control of NCMS through acquiring Ms. DeWitt's shares without the need to purchase additional shares and incur additional expenses in a merger transaction. One of Ms. DeWitt's principal objectives, however, was to sell her shares in NCMS in a tax-free reorganization. PMI and Ms. DeWitt agreed to permit PMI to achieve this objective in a two-step transaction, involving the purchase of Ms. DeWitt's shares followed by a merger. PMI agreed to indemnify Ms. DeWitt for any income taxes arising from its acquisition of Ms. DeWitt's NCMS Stock if PMI could not complete the two-step transaction as a tax-free reorganization. Accordingly, Ms. DeWitt and PMI entered into the Option Agreement to enable PMI to acquire Ms. DeWitt's NCMS Stock in a merger transaction or to purchase Ms. DeWitt's NCMS Stock. On May 15, 1997, PMI exercised its right under the Option Agreement to purchase Ms. DeWitt's NCMS Stock and purchased her shares on that date, and has elected to proceed with the Merger to acquire the remaining shares of NCMS Stock. PMI believed that this two-step transaction structured to constitute a tax-free reorganization would allow PMI to acquire all of the outstanding shares of NCMS Stock for approximately the same aggregate purchase price that would be paid for Ms. DeWitt's shares if the transaction was not structured as a tax-free reorganization.



     After negotiations, on April 1, 1997, PMI and Ms. DeWitt entered into the Option Agreement. Pursuant to the Option Agreement, Ms. DeWitt granted to PMI the option to acquire all 1,461,378 shares of her NCMS Stock in exchange for PMI Stock at a ratio of one share of NCMS Stock for each .620333 share of PMI Stock. The ratio reflected a value of $18.61 per share of NCMS Stock and $30.00 per share of PMI

Stock. PMI paid $1,400,000 (equivalent to $.958 per share of Ms. DeWitt's stock) into escrow for the option, payable to Ms. DeWitt upon the occurrence of certain events relating to consummation of the Merger. PMI also agreed that if it exercised the option and the transaction were taxable to Ms. DeWitt, it would reimburse, on a tax-free basis, her income taxes, if any, resulting from the exchange, less $1,400,000. PMI exercised the option on May 15, 1997, and after such exercise owned 1,563,478 shares of NCMS stock (approximately 69.9% of the outstanding shares), which included 102,100 shares of NCMS Stock previously owned by PMI. The Option Agreement provides Ms. DeWitt with rights during specified periods to dispose of all or any portions Ms. DeWitt desires of the PMI Stock she received upon exercise at a price equal to the greater of the then fair market value of the shares or $30.00 a share, either through a sale to PMI or an affiliate or registration of such shares for sale to the public. The terms of the option were derived through negotiations with Ms. DeWitt and her representatives.



     Concurrent with its negotiations with Ms. DeWitt, PMI transmitted a draft of a proposed merger agreement to Moore & Van Allen, PLLC ("Moore & Van Allen"), counsel to NCMS. Though no meetings between PMI and Moore & Van Allen took place regarding the negotiation of the merger agreement, the draft of the merger agreement was revised in response to written comments made by Moore & Van Allen. On April 1, 1997, the same day it entered into the Option Agreement, PMI submitted a merger proposal to the Board to acquire all shares of NCMS Stock for either $14.00 in cash or .620333 share of PMI Stock for each share of NCMS Stock. In order to better align the cash portion of the merger proposal with the terms of Ms. DeWitt's sale, on April 9, 1997, PMI amended the April 1 proposal so that holders of NCMS Stock would have the option to receive either $18.61 in cash or .620333 share of PMI Stock for each share of NCMS Stock (the "PMI Proposal"). PMI determined the valuation contained in the PMI Proposal (and as subsequently amended) through its negotiations with Ms. DeWitt and its purchase of Ms. DeWitt's shares and through discussions with J. Norfleet Pruden, Esq. of Kennedy Covington Lobdell and Hickman LLP, special independent counsel to the Special Committee. PMI did not utilize a financial advisor to determine the valuation set forth in the PMI Proposal. On April 2, 1997, SMI, which also engages principally in the ownership and operation of motorsports racing facilities, submitted a proposal to acquire NCMS for approximately $23.00 per share (the "SMI Proposal"). Neither NCMS management nor the Board sought any such proposal from SMI; however, three members of the Board are executive officers of SMI. SMI owns approximately 12,984 shares of NCMS Stock and Mr. O. Bruton Smith, SMI's principal shareholder and chairman of its board of directors and a director of NCMS, owns approximately 532,398 shares of NCMS Stock (together, approximately 24.4% of the outstanding NCMS Stock).



     No other parties submitted any proposals nor were any such proposals requested by NCMS because NCMS believed that soliciting such proposals would be futile in light of PMI's ownership of a majority of the outstanding shares of NCMS stock and PMI's desire to implement the PMI Proposal. However, the submission of the PMI Proposal and SMI Proposal had been publicly announced and news accounts concerning these efforts to acquire NCMS were published and broadcast by the national media. No party other than PMI or SMI approached NCMS to express an interest in acquiring NCMS following these public announcements.



     On April 9, 1997, the Board determined that it was desirable and in the best interests of the shareholders of NCMS to establish a special committee to consider the proposals because certain members of the Board were associated with PMI or SMI or related to Ms. DeWitt. The Board established the committee, which consisted of NCMS directors W.R. Webb, Jr., Paul Russell, D.L. McDonald, and R.W. Goodman (the "Special Committee"), to review both the PMI Proposal and the SMI Proposal. The members of the Special Committee, who were paid their normal director's fee of $300 per meeting for their services, were all of the NCMS directors who were unaffiliated with SMI or PMI and not related to Ms. DeWitt. For a discussion of possible conflicts of interest see "The Merger -- Interests of Certain Persons in the Merger." No other committees were created by the Board, nor were any unaffiliated representatives retained by the Board to evaluate the effect of the proposals on the interests of the minority shareholders separate or distinct from the interests of all the shareholders of NCMS generally. NCMS believes that such actions did not have any material effect on the Board's evaluation of the merger proposals. On April 16, 1997, SMI modified its proposal to provide that NCMS shareholders would have the option to receive $32.00 in cash or $32.00 in market value of SMI Common Stock, par value $0.01 per share ("SMI Stock"). SMI also proposed to give shareholders a five-year right to put the SMI stock back to SMI. SMI supplemented its proposal on June 24, 1997, and again on July 3, 1997, and occasionally submitted revised merger proposals, the last of which was submitted on August 1, 1997, in the form of a revised draft of merger agreement. SMI's final proposal included an offer to purchase minority shares for $18.63 if its merger were not approved by shareholders, which price was later increased to $28.00, but this offer expired if the Board approved a merger with any other party. PMI also submitted revised drafts of its proposal from time to time. On June 22, 1997, upon the request of the Special Committee, PMI orally modified its proposal to provide the Merger Consideration described under the caption "Conversion of Shares; Procedures For Exchange of Certificates" above. This final proposal was submitted in written form on June 27, 1997. The final proposal was the result of negotiations with the Special Committee's counsel and was in response to the Special Committee's request, (which was communicated through counsel to the Special Committee), that PMI make its final and best offer prior to the Special Committee's final meeting to review the PMI Proposal. The Special Committee was successful through these negotiations in increasing the amount per share payable pursuant to the PMI Proposal from $18.61 to 19.61 per share. In addition, the other material revisions made to the PMI Proposal through this negotiation process related to (i) reduction of the scope of NCMS' representations and warranties, in light of the fact that PMI owned 70% of NCMS; and (ii) at the request of the Special Committee, increasing the per share consideration to $19.61 per share, fixing the value of the PMI Stock near the Effective Date (rather than fixing an exchange ratio in the Merger Agreement), paying the NCMS shareholder any excess over the Merger Consideration which may be paid to holders of more than 5% of NCMS Stock and paying NCMS shareholders a proportionate share of any proceeds of a sale of NCMS within one year after the Effective Date. The increase in price and the provision to pay additional amounts in the event a dissenting shareholder received more than $19.61 per share or PMI sold NCMS or its assets within one year were agreed to by PMI on the condition that the Board promptly approve the Merger.



     The Special Committee engaged IJL as a financial advisor and Ms. DeWitt engaged the firm of Gleiberman, Spears, Shepherd and Menaker as her financial advisor. See "The Special Committee's Activities and Investigations."


THE SPECIAL COMMITTEE'S ACTIVITIES AND INVESTIGATIONS

     The Special Committee held meetings on April 9, April 21, June 19, June 23, and July 2, 1997. In addition, the chairman of the Special Committee was in regular contact with counsel for the Special Committee, who performed various functions on behalf of the Special Committee. At its April 9 meeting, the Special Committee engaged J. Norfleet Pruden of Kennedy, Covington, Lobdell and Hickman L.L.P. as special independent counsel. At such meeting, counsel advised the Special Committee regarding its legal rights and duties, including its fiduciary duties as directors. The Special Committee directed that all contacts with the Special Committee be through such counsel, and such counsel so notified the other interested parties. Such counsel has also maintained regular contacts with NCMS counsel and counsel for PMI and SMI.

     At its April 21 meeting, the Special Committee interviewed two firms proposed as independent financial advisors to the Special Committee.


     The Special Committee retained IJL to act as its financial advisor and to render its opinion to the Board as to the fairness of the consideration offered in the Merger, from a financial point of view, to the NCMS shareholders. Prior to retaining IJL the Special Committee interviewed representatives of IJL and The Robinson-Humphrey Company, Inc., ("Robinson-Humphrey"). Robinson-Humphrey and IJL are nationally recognized investment banking firms based in the Southeast and neither had managed or co-managed an offering by PMI or SMI or served as an adviser to PMI or SMI. The Special Committee selected IJL due to its qualifications and its lower fees. After analysis, IJL orally advised the Special Committee in June 1997, that it expected to be able to render a favorable opinion as to the fairness, from a financial point of view, of both the SMI Proposal and the PMI Proposal. On October 7, 1997, IJL issued its opinion to the Board that the consideration offered by PMI in the Merger to be received by the NCMS shareholders is fair to such shareholders from a financial point of view.

     NCMS committed to pay IJL $150,000 for its services, plus reasonable expenses. In rendering this opinion, IJL concluded that, based upon its financial analyses and its weighting of their significance, an equity valuation in the range of approximately $35 to $40 million, or approximately $15.65 to $17.88 per share of NCMS Stock was fair.



     At its June 19 meeting, the Special Committee discussed the financial aspects of the PMI and SMI Proposals. Mr. Pruden and IJL also discussed with the Special Committee the terms of the draft merger agreements that had been submitted by PMI and SMI. The Special Committee then discussed its available alternatives in responding to such proposals, which included rejecting both proposals, accepting one of the proposals, recommending both proposals, making counter-proposals of its own or a combination of the foregoing. The Special Committee instructed its counsel to contact counsel for PMI and SMI and try to determine whether they were willing to improve their proposals before the Special Committee made its recommendation, and scheduled its next meeting for June 23 to consider further such proposals and any changes therein.



     At its June 23 meeting, the Special Committee heard a report by its counsel on his contacts with counsel for PMI and SMI, including the modifications to the PMI Proposal described in "-- Background of the Merger" and "-- The Proposals; Formation of the Special Committee." He reported that SMI's counsel had called earlier in the morning and indicated that SMI was considering a modification of its proposal, but that he would not be in a position to present such modification until later in the day. The Special Committee then discussed what its recommendations might be in the absence of any modification of the SMI Proposal, and agreed to meet again if any such modification were presented that merited further discussion and action.



     The Special Committee then met on July 2, 1997 to discuss its recommendations in light of the June 24, 1997 letter from SMI supplementing the SMI Proposal. The June 24 letter added a provision to SMI's proposal that in the event the Special Committee recommended the SMI Proposal and the Board approved the SMI Proposal and submitted it to the shareholders of NCMS and PMI voted against the SMI Proposal, SMI would commence a tender offer to purchase shares of the NCMS Stock (other than shares directly or indirectly held by PMI or Mr. Smith) for $28 per share. The letter also stated that SMI's offer would terminate upon the Board's adoption of, or recommendation to the NCMS shareholders that they accept any merger or acquisition proposal other than SMI's or the NCMS shareholders' approval of any merger or acquisition proposal other than the SMI Proposal. The Special Committee discussed the alternatives before it, reviewed a draft of the Special Committee report, and unanimously approved the report and the conclusions and recommendations set forth therein.



OPINION OF NCMS' FINANCIAL ADVISOR



     The Special Committee retained IJL to evaluate the PMI Proposal and SMI Proposal and to render an opinion to the NCMS Board as to the fairness, from a financial point of view, of the proposals. After analysis, IJL orally advised the Special Committee in June 1997, that it expected to be able to render a favorable opinion as to the fairness, from a financial point of view, of both the SMI Proposal and the PMI Proposal. Subsequently, NCMS requested that IJL issue its fairness opinion only with respect to the PMI Proposal. On October 7, 1997, IJL issued its opinion (the "IJL Opinion") to the Board that the consideration offered by PMI in the Merger to be received by the NCMS shareholders is fair to such shareholders from a financial point of view.



     THE FULL TEXT OF THE IJL OPINION IS ATTACHED AS ANNEX C TO THE PROXY STATEMENT/PROSPECTUS. HOLDERS OF NCMS STOCK ARE URGED TO, AND SHOULD, READ THE IJL OPINION CAREFULLY IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROXY STATEMENT/PROSPECTUS FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY IJL.



     The IJL Opinion addresses only the fairness of the Merger, from a financial point of view, to the shareholders of NCMS and does not constitute a recommendation to any shareholder of NCMS as to how such shareholder should vote with respect to the approval of the Merger. The summary of the IJL Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.



     The Special Committee engaged IJL as its financial advisor because IJL is a nationally recognized investment banking firm not affiliated with either PMI, NCMS or SMI and because of its record and experience in rendering fairness opinions. IJL as part of its investment banking business is regularly engaged in the valuation of businesses and securities, mergers and acquisitions, negotiated underwritings, secondary distributions of securities and private placements. In requesting IJL's fairness opinion, the Special Committee did not give any special instructions to IJL or impose any limitations upon the scope of the investigations that IJL deemed necessary to enable it to deliver its opinion. During the past five years, neither IJL nor any affiliate of IJL has performed any investment banking or other financial services for or had any other material relationship with NCMS or PMI except those described herein.



     Pursuant to its engagement, IJL interviewed management of NCMS and management of PMI and SMI; reviewed financial and operational information about NCMS and about PMI and SMI and performed financial evaluations of NCMS, PMI, SMI, and the PMI and SMI Proposals. IJL also conducted certain due-diligence investigations on the motorsports industry in general to give context to its evaluation of NCMS and IJL reviewed and discussed with the Special Committee the specific economic aspects of the drafts of the merger agreements that had been submitted by PMI and SMI and how the proposals fit within the valuation range determined by IJL.



     After PMI's initial submission of the PMI Proposal to the Board, IJL was given a copy of a preliminary valuation assessment of the equity value of NCMS which had been requested by PMI of an investment banking firm which had an on-going relationship with PMI and its affiliates (the "Preliminary Assessment"). The Preliminary Assessment was based upon information provided by PMI to the investment banking firm; it did not involve a due diligence examination of NCMS or other procedures which are customarily involved in fairness opinions or similar evaluations. In arriving at the IJL Opinion, IJL did not give weight to the Preliminary Assessment because IJL relied upon its own due diligence and analysis in the preparation of the IJL Opinion. The Preliminary Assessment was completed in June 1997 and was provided by PMI to the Special Committee's counsel who provided it to IJL. The Preliminary Assessment indicated a summary range of equity value of NCMS of $40.0 million to $45.0 million. Although IJL conducted its own independent analysis of NCMS, it reported to the Special Committee that the methodologies utilized by the investment banking firm retained by PMI were similar to the methodologies utilized by IJL, and that the differences in value occurred because of differences in underlying assumptions, as well as differences in subjective conclusions, and not because of differences in valuation methodologies. The Special Committee did not give any weight to the Preliminary Assessment in evaluating the fairness of the PMI Proposal because it relied on the IJL Opinion, and the Preliminary Assessment was not distributed to the Board or discussed by the Board at its meeting to consider the PMI Proposal. In addition, PMI did not use the Preliminary Assessment, and was not advised by such investment banking firm, in developing the PMI Proposal.



     IJL relied upon and assumed, without independent verification, (i) the accuracy and completeness of all of the financial and other information provided to it by PMI and NCMS for purposes of its opinion and (ii) the reasonableness of the assumptions made by the management of PMI and NCMS with respect to their projected financial results and potential synergies which could be achieved upon consummation of the Merger. IJL further relied upon the assurances of the managements of PMI and NCMS that they are unaware of any facts that would make the information provided to IJL incomplete or misleading. In addition, IJL did not make or seek to obtain appraisals of PMI's or NCMS' assets and liabilities in rendering its opinion. The IJL Opinion is also necessarily based upon the market, economic and other conditions as in effect on, and the information made available to IJL, as of the date of the opinion.



     IJL reported to the Special Committee that it had evaluated NCMS using three methods of analysis: (i) analysis of publicly-traded comparable companies;
(ii) analysis of comparable mergers and acquisitions; and (iii) discounted cash flow analysis using historical and projected financial information as to NCMS that was provided by NCMS.



     In its analysis of publicly-traded comparable companies, IJL used PMI, SMI, GPLB and International Speedway Corporation as the publicly-traded companies with motorsports facilities and operations most similar to NCMS. In its analysis of comparable mergers and acquisitions IJL used North Wilkesboro Speedway, Bristol International Raceway, Sears Point International Raceway and Watkins Glen International, Inc., as acquisitions of motorsports facilities or companies with significant interests primarily in motorsports facilities.



     In connection with its discounted cash flow analysis, IJL relied upon financial projections approved by management of NCMS setting forth projections of future revenues, earnings and net income of NCMS. In rendering its opinion, although IJL assisted management in the construction and presentation of management's projections, IJL relied upon the representations of management of NCMS as to the reasonableness of these projections, including all factual assumptions upon which such projections were based. The projections adopted by NCMS management were not intended to forecast likely or anticipated operating results, but instead were merely one scenario intended to represent internal goals and illustrate capital needs and other elements necessary based on a financial model to achieve such goals. ACTUAL RESULTS OF NCMS FOR THE FISCAL YEAR ENDED AUGUST 31, 1997 ARE INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE PROJECTIONS CONTAINED BELOW SHOULD BE READ IN CONJUNCTION WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF NCMS" AND NCMS' FINANCIAL STATEMENTS, RELATED FOOTNOTES AND OTHER FINANCIAL INFORMATION SET FORTH ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. The projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants for projections. The inclusion of the projections should not be regarded as an indication that IJL, NCMS, PMI or any of their respective officers and directors consider such information to be accurate or reliable, and none of such persons assumes any responsibility for the accuracy thereof. The projections were prepared for internal use and are subjective in many respects and thus susceptible to various interpretations and periodic revision based upon actual experience and business development. In addition, because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of NCMS, PMI, or IJL, there can be no assurance that the projections will be realized.



                      NORTH CAROLINA MOTOR SPEEDWAY, INC.


                       SUMMARY 1997 AND 1998 PROJECTIONS



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                          -----------------------
                                                           1997            1998
                                                           ----            ----
                                                              (IN THOUSANDS)
                                                                (UNAUDITED)
Total Revenues..........................................  $11,162         $12,651
Earnings Before Taxes...................................    3,038           3,686
Net Income..............................................    1,865           2,263



     Except as otherwise indicated herein, the information concerning NCMS contained below has been taken from or is based upon reports and other documents provided to the Board by IJL. Although none of PMI, NCMS, or IJL have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, none of NCMS, PMI, or IJL take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by IJL, NCMS or PMI to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to any of them.



     In reaching its conclusion, IJL reported to the Special Committee that it considered the following: the various financial analyses considered by IJL indicated equity values of NCMS ranging from $25.8 to $45.6 million. The comparable public company analysis indicated a range of $34.6 to $45.6 million, although IJL was of the view that values based upon net income (rather than EBIT and EBITDA), which ranged from $34.5 to $38.1 million, were the most significant values in this analysis because public companies are generally valued on an earnings per share basis which is essentially derived from net income figures as opposed to EBIT or EBITDA calculations. (IJL calculated, but gave no weight to, an analysis based upon the multiple of enterprise value to total revenues, which would have indicated an equity value of $50.5 million.) The comparable mergers and acquisitions analysis indicated a range of $25.8 to $44.8 million, although IJL was of the view that the enterprise value/EBITDA valuation (which indicated an equity value of $33.3 million) and the average of the three valuations determined under this analysis (which indicated an equity value of $34.6 million) were the most significant values indicated by the comparable mergers and acquisitions analysis. The discounted cash flow analysis indicated a range of $33.7 to $44.2 million. IJL suggested that greater weight be given to the values indicated by the comparable public company analysis and comparable mergers and acquisitions analysis that IJL considered to be the most significant values than to the discounted cash flow analysis because the values indicated by the comparable analyses were derived from publically available information while discounted cash flow analysis is based on certain assumptions and projections which are apt to be more subjective.



     The Merger Consideration represents a total equity value of NCMS of $43.9 million, which is above the range of values that IJL concluded was appropriate ($35 to $40 million) and at the upper end of the range indicated by all of the analyses considered by IJL ($25.8 to $45.6 million).



     Based upon the foregoing, IJL concluded that the Merger was fair, from a financial point of view, to the shareholders of NCMS.



     The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the IJL Opinion. In arriving at its opinion, IJL considered the results of all of its analyses. The analyses were prepared solely for purposes of providing its opinion to the Board as to the fairness of the Merger, from a financial point of view, to the shareholders of NCMS. The IJL Opinion was not intended to, and does not, confer any rights or remedies upon any shareholder of NCMS or any other person or entity. As described above, the IJL Opinion and presentation to the Special Committee was one of many factors taken into consideration by the Board in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by IJL.


BASIC LEGAL MATTERS CONSIDERED BY THE SPECIAL COMMITTEE

     The Special Committee considered the duties of directors under North Carolina corporate law, including the requirement that they discharge their duties as directors, including as members of the Special Committee, (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner reasonably believed to be in the best interests of NCMS. The Special Committee considered its entitlement, under North Carolina corporate law, in discharging such duties, to rely upon information, opinions, reports and statements prepared and presented by professional advisors, including its counsel and its financial advisors, as to matters within their professional or expert competence. The Special Committee specifically considered that, under North Carolina corporate law, (a) the mergers proposed by PMI and SMI require shareholder approval, (b) shareholder approval of a merger requires the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock, (c) for a plan of merger to be approved, the board must recommend the plan of merger to the shareholders unless it determines that because of a conflict of interest or other special circumstances it should make no recommendation, (d) the board may condition its submission of a proposed plan of merger on any basis, and (e) a shareholder is entitled to dissent from, and obtain payment of the "fair" value of such shareholder's NCMS Stock in the event of either of the mergers proposed by PMI and SMI.


     The Special Committee did not give any weight to the Preliminary Assessment because it relied on the IJL Opinion.


CONCLUSIONS

     Based upon its investigations, the advice of its legal and financial advisors as to matters within their professional competence and its consideration of the facts and circumstances presented and application of its business judgment to such facts and circumstances, the Special Committee reached the following conclusions:

          A. Each of the PMI Proposal and the SMI Proposal, considered alone and without regard to the other, is fair to the shareholders of NCMS from a financial point of view, and either is preferable to maintaining the status quo in which the NCMS shareholders have no ready opportunity to sell their shares at a fair price:

             1. The merger consideration per share offered by the PMI Proposal ($19.61), represents a total equity value of the Company of $43.9 million, which is above the range of values ($35 to $40 million) that IJL advised was the range of fair value for NCMS based upon its analyses of valuation methodologies conducted as of June 19, 1997 and at the upper end of the range of values indicated by three individual valuation methodologies performed by IJL ($25.8 to $45.6 million) as of June 19, 1997. Such merger consideration is also approximately equivalent to the value of the cash and shares paid to Ms. DeWitt for her NCMS Stock and the option granted thereon ($18.61 in PMI Stock valued at the time of the transaction and $0.958 per share for her option), although it does not reflect any value for the "price protection" afforded to Ms. DeWitt under the Option Agreement. Such merger consideration also affords the opportunity for shareholders to receive PMI Stock in a "tax-free" reorganization and therefore continue the shareholder's investment in a larger company whose operations will include the operations of NCMS and whose common stock is publicly traded. To the best knowledge of the members of the Special Committee, such merger consideration also appeared to represent a significantly higher price per share than has been offered for the NCMS Stock prior to the PMI and SMI Proposals and PMI's entering into the Option Agreement with Ms. DeWitt. PMI's agreement to provide to all other shareholders the benefit of any greater consideration paid to dissenting shareholders under the conditions specified was also considered by the Special Committee to be a significant enhancement of the original PMI Proposal.

             2. The merger consideration offered in the SMI Proposal ($32.00 per share of NCMS Stock) is substantially greater than that offered in the modified PMI Proposal and offers at least the same advantages, at the higher values, including the opportunity for a "tax-free" exchange into shares of a larger company that are publicly traded on the New York Stock Exchange. Even if the "tax-free" exchange were unavailable for the SMI Proposal, the differential in amount of merger consideration should be more than sufficient in the case of most if not all shareholders to cover the amount of income taxes payable. The "put" option offered by the SMI Proposal adds value to the stock consideration offered.

             3. The merger contemplated by the SMI Proposal, however, will require the affirmative vote of PMI, and the Special Committee has been advised through counsel that PMI will not vote its shares in favor of the SMI Proposal. The Special Committee did not believe that it has any right, or any available method, to require PMI, as majority shareholder, to vote its shares in favor of the SMI Proposal. Consequently, the SMI Proposal appears to bear a contingency (shareholder approval) that cannot be met.

             4. Although the Special Committee determined that the SMI Proposal offered greater value for the NCMS Stock, the Board also concerned itself with the consequences of no feasible proposal being presented to the shareholders (that is, one in which the shareholders will have a real opportunity, as a practical matter, to realize fair value for their shares). In the view of the Special Committee, submission of the PMI Proposal for approval by the shareholders (which approval would be expected) is preferable, from the point of view of the minority shareholders as a whole, to presenting no opportunity for liquidity for the minority shareholders. To maintain the status quo would present the risk that the shareholders of NCMS would indefinitely maintain an illiquid investment, and the opportunities for liquidity at a price at least equivalent to that offered by the PMI Proposal may not arise again in the foreseeable future.

          B. The supplement to the SMI Proposal set forth in SMI's letter of June 24 was responsive to the Special Committee's concern for providing liquidity for the minority shareholders of NCMS in the event that the SMI Proposal would not be approved by majority vote of the shareholders, although it was conditioned upon the Board not approving any other merger or acquisition proposal (which would include the PMI Proposal) and upon submission of the SMI Proposal to the shareholders and its rejection by PMI. The $28 per share consideration offered by the SMI Proposal, when compared with the $19.61 cash option in the PMI Proposal, is significantly greater; when compared with the option of taking $19.61 in PMI Stock in a "tax-free" reorganization, receipt of $28 in cash in a taxable transaction will likely also be as valuable or more valuable to the shareholder in most if not all cases, since the after-tax proceeds will likely be greater than the value of the PMI Stock at the applicable exchange ratio (depending upon the shareholder's tax basis and holding period in NCMS Stock, applicable federal and state tax rates (including legislation reducing the rate of federal tax on capital gains), application of other taxes such as alternative minimum tax, and taking into account the timing of tax payments) and could be used to purchase PMI Stock (if desired) on the open market (which shares would then have a tax basis equal to the purchase price, rather than the "transferred basis" of the NCMS Stock acquired in a "tax-free" exchange). Moreover, the offered $28 per share consideration could be accepted or declined at the election of the individual shareholder. That the $28 offer is not made to PMI as majority shareholder is not of concern, since by voting in favor of SMI Proposal PMI would have the power to receive a greater value per share if it should choose to do so. The principal risk, from the point of view of the minority shareholders, in pursuing the modified SMI Proposal was the risk of delay in the commencement of SMI's offer due to delay in the submission of the SMI Proposal to the shareholders for their vote, due to delays, whether within or beyond SMI's control, in obtaining the necessary regulatory approvals (Securities Act registration and clearance under the HSR Act) to present the SMI Proposal to the shareholders. Recommendation of the modified SMI Proposal upon the conditions specified was to be subject to appropriate contractual assurances that if submission of the SMI Proposal to the shareholders was delayed through no fault of NCMS, SMI would nevertheless make its $28 offer to the minority shareholders by some specified date within a reasonable time after submission of its proposal is approved by the Board. Through its counsel, SMI indicated that it is willing to provide such assurance, although specific terms were not submitted to the Special Committee by the time of issuance of its opinion.

          C. Independent of the feature of the modified SMI Proposal providing for SMI's offer to purchase NCMS Stock from the majority shareholders at $28 per share if the SMI Proposal alone is submitted to the shareholders and rejected by the minority, SMI, through its counsel, has asserted that it should have the opportunity to have its proposal submitted to a shareholder vote, and that if PMI elects to vote against it in its capacity as a shareholder, it should be presented with that opportunity. The Special Committee believed that NCMS could accommodate SMI's desire for a shareholder vote on its proposal without jeopardizing the opportunity for the shareholders to vote on the PMI Proposal if, as expected, PMI voted against the SMI Proposal. Such accommodation would have required both PMI and SMI to proceed with diligence and in good faith in obtaining regulatory approvals necessary to present their respective proposals to the shareholders (Securities Act registration in both cases and clearance under the HSR Act in the case of SMI), and the Board or Special Committee could have been empowered to require such diligence and good faith and if necessary to proceed without the proposal of either such party who is unable to move ahead toward a shareholder vote within a reasonable time. Nothing in the Special Committee's conclusion, however, was intended to suggest that the Board could not determine in good faith that PMI's stated position that it would not vote in favor of the SMI Proposal would make submission of the SMI Proposal futile; however, it was the view of the Special Committee that submission of both proposals should avoid any doubt as to the capacity in which PMI is acting if it chose to exercise its voting power as majority shareholder to prevent shareholder approval of the SMI Proposal.

RECOMMENDATIONS

     Accordingly, the Special Committee made the following recommendations to the Board:

          A. Provided that satisfactory contractual assurances were obtained from SMI that, if submission of the SMI Proposal to the shareholders was delayed through no fault of NCMS, SMI would nevertheless make its $28 offer to the minority shareholders by some specified date within a reasonable time after submission of its proposal was approved by the Board, the Board would (i) approve the merger agreement submitted by SMI (subject to satisfactory changes in response to the comments made by NCMS counsel and the additional terms proposed by SMI and as necessary to conform to these recommendations), (ii) approve the SMI Proposal and submit it to the shareholders (after adopting an appropriate plan of merger reflecting such proposal and the other terms referred to herein) for their vote, and (iii) cause NCMS to proceed with diligence and in good faith to take all such actions (including necessary regulatory approvals) necessary to hold a special meeting of shareholders to act on such proposal as soon as possible.

          B. If such satisfactory contractual assurances were not obtained:

             1. Subject to all of the conditions set forth in the recommendation, the Board submit both the PMI and SMI Proposals to the shareholders (after adopting appropriate plans of merger reflecting such proposals) with the recommendation that (i) the SMI Proposal be approved, but (ii) if the SMI Proposal is not approved, the PMI Proposal be approved, and with the vote on the SMI Proposal to be held before the vote on the PMI Proposal and the submission of the PMI Proposal to be conditioned on the rejection of the SMI Proposal;

             2. The Board approve the respective merger agreements submitted by PMI and SMI, subject to satisfactory changes in response to the comments made by NCMS counsel and as necessary to conform to these recommendations; and

             3. The Board require PMI and SMI to proceed with diligence and in good faith to take all such actions (including necessary regulatory approvals) necessary to hold a special meeting of shareholders to act on such proposals as soon as possible, and reserve the right not to present any such proposal if to do so would result in inordinate delay.

DECLINATION OF MEMBERS AT SPECIAL COMMITTEE TO BE RE-ELECTED

     On July 7, 1997 at the substitute annual meeting of the shareholders of NCMS, Messrs. Goodman and Russell, members of the Special Committee, declined to stand for re-election as directors. Each of the remaining directors were re-elected and Richard J. Peters and Robert H. Kurnick, Jr., a director and executive officer, respectively, of PMI were also elected as directors.

ACTION AND RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER


     A majority of the members of the Board has approved the Merger Agreement (being Ms. DeWitt, Ms. DeWitt Wilson, Ms. DeWitt Daugherty, Mr. Peters, Mr. Czarnecki, Mr. Kurnick and Mr. McDonald), has determined that the Merger is fair and in the best interests of NCMS and its shareholders (including its minority shareholders) and recommends that holders of shares of NCMS Stock vote FOR approval and adoption of the Merger Agreement.


     In reaching its decision to approve the Merger Agreement and to recommend that NCMS' shareholders vote for approval and adoption of the Merger Agreement, the Board considered, among other things, the following factors: (i) its knowledge of the business, operations, properties, assets, financial condition and operating results of PMI and NCMS; (ii) judgments as to NCMS' future prospects; (iii) the recommendation of the Special Committee of the Board which was appointed to analyze the Merger; (iv) the determination by the Special Committee that the Merger, considered alone, is fair to the NCMS shareholders and is preferable to maintaining the status quo in which the shareholders have no ready opportunity to sell their shares at a fair price; (v) the economic terms of the SMI Proposal and futility of recommending the SMI Proposal to shareholders of NCMS given PMI's stated position of not voting in favor of the SMI Proposal; (vi) the terms of the Merger Agreement, which were the product of arm's length negotiations (see "The Merger Agreement"); (vii) that the increase in price and provision for possible additional payments to shareholders offered by PMI were offered on the condition that the Board act promptly to approve the Merger, and the risk that PMI would not continue to offer the increased price and additional payment provisions if the Board did not approve the Merger;
(viii) the Merger Consideration offered by PMI was above the range of values that IJL had concluded was appropriate and at the upper end of the range indicated by all analyses considered by IJL; (ix) PMI had advised the Board that if it could not complete the proposed Merger prior to December 31, 1997, or possibly even if under any circumstances the SMI Proposal was approved by the Board and submitted to the shareholders, there would be certain potential adverse tax consequences that could substantially increase PMI's effective cost of the NCMS Stock acquired by PMI from Mrs. DeWitt; (x) the historical trading prices, dividend rates and trading activity for PMI Stock; (xi) the compatibility of the respective business philosophies of NCMS and PMI; and (xii) the opportunity for NCMS shareholders to continue to participate, as holders of PMI Stock, in professional motorsports and PMI's related businesses, and to do so by means of a transaction which is designed to be tax-free to NCMS' shareholders. The Special Committee report also reviewed and included recent and current market prices of PMI Stock, the manner in which the Merger Consideration was determined, and published research reports dealing with the merits of investing in PMI Stock. The Board did not establish any range of value for NCMS but did consider the equity value range determined by IJL as noted above. The Board did not consider whether or not the market price for shares of NCMS, book value or net tangible book value were indicators of fair value for NCMS. IJL's valuation of NCMS was not presented to the Board in a written report prior to recommending the PMI Proposal to the shareholders of NCMS. The equity valuation ranges were included in the report of the Special Committee presented to the Board. The Board did not consider whether or not the lack of a written report by IJL impacted the Board's ability to assess the reasonableness of the opinion contained in the report of the Special Committee.


     In addition, the Board had received a draft merger agreement submitted by SMI's counsel several days before the meeting that, although purporting to obligate SMI to commence a tender offer to purchase shares of NCMS Stock at $28 per share from holders other than PMI and Mr. Smith if the Board approved the SMI Proposal and the SMI Proposal was then rejected by the shareholders, did not obligate SMI to complete such a tender offer within any specified time period and conditioned SMI's obligation to purchase such shares on the Board or the shareholders not approving a merger transaction with PMI. In addition, such draft agreement provided that if the shareholders rejected the SMI Proposal, SMI could terminate the agreement, which would include its obligation to commence such tender offer.


     The foregoing discussions of the information and factors considered by the Board is not intended to be exhaustive. In view of the multitude and variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The Board did not discuss whether or not the interests of certain officers and directors of NCMS in the Merger should be factors in the Board's conclusion. For a discussion of the interests of certain members of NCMS' management and of the Board in the Merger, see "-- Interests of Certain Persons in the Merger" below.



     The Board carefully reviewed the Special Committee's analysis, conclusions and recommendations described above. On August 5, 1997, PMI advised the Board that it would vote its shares of NCMS Stock against the SMI Proposal if the SMI Proposal was submitted to Shareholders for approval. The Board then met that day. In light of PMI's ownership of approximately 70% of the outstanding shares of NCMS Stock, the requirement under North Carolina law that a merger of NCMS would require the approval of the holders of a majority of the outstanding shares, and the unambiguous statement by PMI delivered to the Board that PMI would not vote in favor of any merger proposed by SMI, the Board determined that exploring a merger transaction with SMI or any other party would be futile. In addition, SMI had not provided any contractual assurances that it would timely complete a tender offer for minority shares if the SMI Proposal was submitted to and rejected by NCMS shareholders. At its August 5 meeting, the Board (i) concluded that it would be futile to submit the SMI Proposal to the shareholders for a vote thereon, (ii) determined that the PMI Proposal is fair to NCMS and its shareholders and that proceeding with the Merger is in the best interests of NCMS and its shareholders, (iii) elected to approve and adopt the Merger Agreement, (iv) authorized the President of NCMS to call a special meeting of shareholders and take all other action reasonably necessary to present the PMI Proposal to the NCMS shareholders, (v) permitted SMI to tender for any shares of NCMS stock it chooses, and (vi) established a record date for the Special Meeting to permit SMI to complete such a tender offer prior to said record date. Ten of eleven Board members were present at the meeting, with seven voting in favor of the foregoing, being Ms. DeWitt, Ms. DeWitt Wilson, Ms. DeWitt Daugherty, Mr. Peters, Mr. Czarnecki, Mr. Kurnick and Mr. McDonald (the only member of the Special Committee who attended the Meeting), and three voting against, being Mr. Smith, Mr. Wheeler and Mr. Brooks (each of whom is an officer of SMI). Mr. Webb, the remaining director and other remaining member of the Special Committee, did not attend the meeting. On August 5, 1997, Mr. Smith filed a lawsuit to enjoin the Merger, alleging among other things, that the Board breached its fiduciary duty to the minority shareholders of NCMS by approving the Merger. See "Business of NCMS -- Legal Proceedings."


INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the Board with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of NCMS should be aware that certain members of NCMS' management and the Board have certain interests in the Merger that other shareholders of NCMS generally do not.


     Prior to consummation of the Merger, Merger Sub, PMI and Ms. Carrie B. DeWitt entered into the Option Agreement. Pursuant to the Option Agreement, Ms. DeWitt granted to PMI options to acquire her NCMS Stock for shares of PMI Stock (at a ratio of .620333 share of PMI Stock for each share of NCMS Stock). PMI agreed that if its exercise of such Option were taxable to Ms. DeWitt, it would pay in such case an amount equal to her income taxes (if any) resulting from such exchange, less $1,400,000. The exchange ratio reflected a value of $18.61 per share of Company Common Stock at a $30.00 per share value of PMI Stock. As part of the consideration for such options, PMI paid $1,400,000 (equivalent to $.958 per share of Ms. DeWitt's NCMS Stock) into escrow, to be disbursed to Ms. DeWitt upon the happening of certain events related to the completion of the Merger. The Option Agreement also gave Ms. DeWitt a put option after a period of time to require PMI to effect the exchange of shares as provided above. The Option Agreement also permits Ms. DeWitt (or her estate within seven months after her death) the ability to require PMI to effect the registration of Ms. DeWitt's shares of PMI Stock to permit her to dispose of her shares of PMI Stock through a registered public offering or, if a registered offering at a price per share of at least $30.00 could not be completed, through a sale of her shares to an affiliate of PMI at the greater of the then fair market value of the shares or $30.00 per share. The Option Agreement provides that the foregoing rights may be exercised by Ms. DeWitt (or her estate) on a limited basis within one year, and completely within three years, after her acquisition of shares of PMI Stock pursuant to the Option Agreement or, if earlier, seven months after her death. In the event that such an offering cannot be completed, Ms. DeWitt is entitled to require an affiliate of PMI to purchase up to $27 million of Ms. DeWitt's shares of PMI Stock at a price equal to the greater of (i) the then fair market value per share of PMI Stock or (ii) $30.00 per share. In addition, in the event that Ms. DeWitt had previously sold a portion of her shares of PMI Stock, she may require that an affiliate of PMI purchase her remaining shares for $27 million less the gross proceeds from her prior sales of PMI Stock or that an affiliate of PMI purchase up to $27 million worth of her shares of PMI Stock at a price equal to the then fair market value thereof plus the product of the number of shares previously sold multiplied by the difference between $30.00 and the average per share sales price of the shares previously sold. On or about May 15, 1997, PMI exercised its purchase option under the Option Agreement and acquired Ms. DeWitt's NCMS Stock at the stated exchange ratio. The terms of the Option Agreement were derived through negotiations with Ms. DeWitt and her representatives.



     NCMS has entered into the Employment Agreements with the Officers that become effective upon the consummation of the Merger. The Employment Agreements provide that the Officers will be employed by NCMS in their current positions for a five-year term commencing on the Effective Date. The term will automatically renew for successive one-year periods unless terminated in writing by either party prior to the end of the initial five-year term or any successive renewal term. Under the Employment Agreements, Ms. DeWitt, Ms. DeWitt Wilson and Ms. DeWitt Daugherty will receive annual salaries of $125,000, $120,000 and $25,000, respectively, with an annual bonus and annual salary increases at the discretion of the Board. NCMS may terminate any of the Officers' employment upon her death, disability or for cause. The Officers may terminate their employment at any time. In the event an Officer's employment is terminated due to her death or disability, NCMS is obligated to pay the Officer or her estate all compensation and fringe benefits due to her for the remaining term of the Employment Agreement. If an Officer resigns or is terminated for cause, she will receive all compensation due to her through the date of termination. The Employment Agreements further provide for confidentiality and non-compete provisions during the term of the Officer's employment by NCMS.

     In July 1997, Ms. DeWitt Wilson was elected to the Board of Directors of
PMI.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of certain material federal income tax consequences of the Merger is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, and rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. No ruling on any of the issues discussed below has been obtained from the Internal Revenue Service (the "IRS"). This discussion does not address every aspect of the federal income tax laws that may be relevant to holders of NCMS Stock in light of their personal investment circumstances or to certain types of holders of NCMS stock subject to special treatment under the federal income tax laws (for example, foreign persons, banks and life insurance companies and persons who acquired their shares of NCMS Stock as compensation) and is generally limited to holders of NCMS Stock who hold such stock as a capital asset. In addition, this discussion does not address any state, local or foreign tax laws that may be relevant to holders of NCMS Stock.

     It is intended that the Merger qualify as part of a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes. It is a condition to the obligation of NCMS and PMI to consummate the Merger that PMI and NCMS shall have received the opinion of Drinker Biddle & Reath LLP with respect to the tax treatment of the Merger or a private letter ruling. See "The Merger Agreement -- Conditions Precedent to Closing." The opinion has been filed in its entirety as an exhibit to the Registration Statement. The opinion of Drinker Biddle & Reath LLP provides as follows:

     The Merger will qualify as part of a tax-free reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(D) of the Code if consummated in accordance with the Merger Agreement, and PMI, NCMS, and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code. No gain or loss will be recognized by holders of NCMS Stock upon the receipt by them of the shares of PMI Stock in exchange for their shares of NCMS Stock pursuant to the Merger (except in respect of cash received for fractional shares as discussed below). The aggregate tax basis of the shares of PMI Stock received by the holders of NCMS Stock will be the same as the aggregate tax basis of the shares of NCMS Stock surrendered in exchange therefor (excluding any basis allocable to shares for which cash is provided or to fractional shares for which cash is received). The holding period of the shares of PMI Stock received by holders of NCMS Stock will include the period during which the shares of NCMS Stock surrendered in exchange therefor were held, provided that such shares of NCMS Stock were held as capital assets at the time of the Merger. A holder of NCMS Stock who elects to receive cash in the Merger will recognize gain equal to the lesser of the cash received by him and his overall gain on the exchange, taking into account the fair market value of any PMI Stock received by him and his basis in his NCMS Stock; except as discussed below for fractional shares, such a holder may not recognize loss unless he elects to receive solely cash for his NCMS Stock. A holder of NCMS Stock who receives cash in lieu of a fractional share of PMI Stock will recognize gain or loss equal to the difference between the cash payment received and the holder's tax basis in the shares or the portion of the share or shares of NCMS Stock exchanged therefor. Gain or loss recognized by holders of NCMS share(s) on receipt of cash in the Merger will be capital gain or loss, provided that such share(s) of NCMS Stock was held as a capital asset at the time of the Merger, will be long-term capital gain or loss if such share(s) had been held for more than eighteen months at such time and will be mid-term capital gain or loss if such share(s) had been held for more than twelve months but not more than eighteen months. No gain or loss will be recognized by NCMS or PMI as a result of the Merger.

     THE ABOVE OPINION HAS NO BINDING EFFECT OR OFFICIAL STATUS OF ANY KIND, AND NO ASSURANCE CAN BE GIVEN THAT THE INTERNAL REVENUE SERVICE OR A COURT WOULD TAKE THE SAME POSITION ON THESE ISSUES. NCMS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

     The acquisition of the minority interest contemplated by the Merger Agreement will be accounted for using the purchase method of accounting for financial reporting purposes.

REGULATORY APPROVALS

     Except as set forth below, PMI is not aware of any approval or other action by any governmental or administrative agency which would be required for the completion of the Merger as contemplated herein. Should any such approval or other action be required, it will be sought but PMI has no current intention to delay the Merger pending the outcome of any such matter, subject, however, to satisfaction of any of the conditions specified in the Merger Agreement. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the business of PMI or NCMS business or that certain parts of the NCMS' business might not have to be disposed of if any such approvals were not obtained or other action taken.

     The federal government has adopted antitrust laws, regulations and rules applicable to attempts to acquire securities of corporations incorporated or operating in the United States. Such laws, regulations and rules, could prohibit the consummation of the Merger. The HSR Act provides that the Merger may not be consummated unless certain information has been furnished to the Division and the FTC and certain waiting period requirements have been satisfied. Such filing and waiting period requirements have all been satisfied.

FEDERAL SECURITIES LAW CONSEQUENCES

     All PMI Stock issued in connection with the Merger will be freely transferable, except that any PMI Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of NCMS or PMI prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act ("Rule 145") with respect to affiliates of NCMS, or Rule 144 under the Securities Act ("Rule 144") with respect to persons who are or become affiliates of PMI, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of NCMS or PMI generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as principal shareholders of such corporation.

     Affiliates may not sell their shares of PMI Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 in the case of persons who are or become affiliates of PMI) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Date, an affiliate (together with certain related persons) of NCMS would be entitled to sell shares of PMI Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 145. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of PMI Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 and Rule 144 would only remain available, however, to affiliates if PMI remains current with its informational filings with the Commission under the Exchange Act. One year after the Effective Date, an affiliate of NCMS would be able to sell such NCMS Stock without such manner of sale or volume limitations provided that PMI is current with its Exchange Act informational filings and such affiliate is not then an affiliate of PMI. If such person were an affiliate of PMI, such limitations would continue to apply under Rule 144. Two years after the Effective Date, an affiliate of NCMS would be able to sell such shares of PMI Stock without any restrictions so long as such affiliate had not been an affiliate of PMI for at least three months prior thereto.

NASDAQ LISTING

     The shares of PMI Stock to be issued in the Merger will be authorized for listing and trading on Nasdaq under the symbol "SPWY".

DIVIDENDS

     PMI may from time to time consider the payment of cash dividends. However, any declaration and payment of dividends will be (i) dependent upon PMI's results of operations, financial condition, cash requirements, capital improvements and other relevant factors, (ii) subject to the discretion of the Board of Directors of PMI and (iii) payable only out of PMI's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware. No assurance can be given that PMI will be able to pay such dividends at any time in the future.

     The Merger Agreement provides that NCMS will not among other things, prior to the effective date, (i) except in the normal course as consistent with prior practice, declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

DISSENTERS' RIGHTS

     Article 13 (entitled "Dissenters' Rights") of the NCBCA sets forth the rights of shareholders of NCMS who object to the Merger. The following is a summary of the statutory procedures to be followed by a holder of NCMS Stock in order to dissent from the Merger and perfect dissenters' rights under the NCBCA. This summary is qualified in its entirety by reference to Article 13 of the NCBCA, a copy of which is attached as Annex B hereto.

     If any shareholder of NCMS elects to exercise such shareholder's right to dissent from the Merger and demand appraisal, such shareholder must satisfy each of the following conditions:

          (i) such shareholder must give to NCMS, and NCMS must actually receive, before the vote on approval or disapproval of the Merger is taken, written notice (the "Notice") of such shareholder's intent to demand payment for such shareholder's shares if the Merger is effectuated (this Notice must be in addition to and separate from any proxy or vote against the merger; neither voting against, abstaining from voting, nor failing to vote on the Merger will constitute a Notice within the meaning of the NCBCA); and

          (ii) such shareholder must not vote in favor of the Merger (a failure to vote will satisfy this requirement, but a vote in favor of the Merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the Merger or direction to abstain, will constitute a waiver of such shareholder's dissenters' rights).

     Any Notice should be addressed to North Carolina Motor Speedway, Inc., 2152 US 1 Highway, Rockingham, North Carolina, 28380 Attention: Nancy DeWitt Daugherty, Secretary, and should be executed by, or on behalf of, or in the case of a dissent by a beneficial owner, consented to by, the holder of record. The Notice must reasonably inform NCMS of the identity of the shareholder and that such shareholder is thereby objecting to the Merger and demanding payment for his shares.

     If the requirements of (i) and (ii) above are not satisfied and the Merger becomes effective, a shareholder will not be entitled to payment for such shareholder's shares under the provisions of Article 13 of the NCBCA.

     If the Merger is approved by the NCMS shareholders, NCMS (or Merger Sub as the survivor of the Merger (the "Surviving Corporation") if such notice is sent after the Effective Date) will be required to mail by registered or certified mail, return receipt requested, a written notice (the "Dissenters' Notice") to all shareholders who have satisfied the requirements of (i) and (ii) above. The notice must be sent no later than ten (10) days after the shareholder approval of the Merger, and must (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) supply a form for demanding payment; (iii) set a date by which NCMS (or the Surviving Corporation) must receive the payment demand (not fewer than thirty (30) days nor more than sixty (60) days after the Dissenters' Notice is mailed) and (iv) include a copy of Article 13 of the NCBCA (Dissenters' Rights).

     A shareholder who sends a Dissenters' Notice must demand payment and deposit such shareholder's share certificates in accordance with the terms of the Dissenters' Notice. A shareholder who demands payment and deposits such shareholder's share certificates retains all other rights of a shareholder until these rights are canceled or modified by the Merger. A shareholder who does not demand payment or deposit such shareholder's share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under the NCBCA.

     Upon receipt of a demand for payment, the Surviving Corporation is required to pay each dissenting shareholder the amount the Surviving Corporation estimates to be the fair value of such shareholder's shares, plus interest accrued from the Effective Date to the date of payment. The payment must be accompanied by (i) NCMS' most recent available balance sheet, income statement and statement of cash flows as of and at the fiscal year ending not more than sixteen (16) months before the date of offer of payment, and the latest available interim financial statements, if any; (ii) an explanation of how the Surviving Corporation's estimated the fair value of the shares; (iii) an explanation of the interest calculation; (iv) a statement of the dissenters' right to demand payment (as described below); and (v) a copy of Article 13 of the NCBCA (Dissenters' Rights).

     If the Merger is not consummated within sixty (60) days after the date set for demanding payment and depositing share certificates, NCMS must, pursuant to the NCBCA, return the deposited certificates. If after returning the deposited certificates the Merger is consummated, the Surviving Corporation must send a new Dissenters' Notice and repeat the payment demand procedure.


     A shareholder may, however, notify the Surviving Corporation in writing of such shareholder's own estimate of the fair value of his shares and amount of interest due, and demand payment of the excess of such shareholder's estimate of the fair value of such shareholder's shares and the amount previously paid by the Surviving Corporation and interest due if: (i) the shareholder believes that the amount offered is less than the fair value of the NCMS Stock or that the interest is incorrectly calculated; (ii) the Surviving Corporation fails to make payment of its estimate of fair value to a shareholder within thirty (30) days after receipt of a demand for payment; or (iii) the Surviving Corporation having failed to take action, does not return the deposited certificates within sixty
(60) days after the date set for demanding payment. A shareholder waives the right to demand payment unless such shareholder notifies the Surviving Corporation of such shareholder's demand in writing within thirty (30) days of the Surviving Corporation's payment of its estimate of fair value (with respect to clause (i) above) or the Surviving Corporation's failure to perform (with respect to clauses (ii) and (iii) above). A shareholder who fails to notify the Surviving Corporation of his demand within such thirty (30) day period shall be deemed to have withdrawn such shareholder's dissent and demand of payment.


     If a demand for payment remains unsettled, the dissenting shareholder may commence a proceeding within sixty (60) days after the date of his payment demand and file a complaint with the Superior Court Division of the North Carolina General Court of Justice to determine the fair value of the shares and accrued interest. If the dissenting shareholder does not commence the proceeding within such sixty (60) day period, the dissenting shareholder shall have deemed to have withdrawn his dissent and demand for payment.

     The court in such an appraisal proceeding will determine all costs of the proceeding and assess the costs as it finds equitable. The proceeding is to be tried as in other civil actions. The court may also assess the fees and expenses of counsel and expenses for the respective parties, in the amounts the court finds equitable; (i) against the Surviving Corporation if the court finds that it did not comply with the statutes; or (ii) against the Surviving Corporation or the dissenting shareholder, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith.

                              THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. NCMS Shareholders are urged to read the full text of the Merger Agreement.

TERMS OF THE MERGER

THE MERGER

     At the Effective Date and subject to and upon the terms and conditions of the Merger Agreement and North Carolina law, NCMS will be merged with and into Merger Sub, the separate corporate existence of NCMS will cease, and Merger Sub will continue as the surviving corporation. As a result, Merger Sub will continue as a wholly-owned subsidiary of PMI.

EFFECTIVE DATE

     As promptly as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Merger will be consummated by filing Articles of Merger with the Secretary of State of the State of North Carolina in accordance with the provisions therein and as provided by North Carolina Law. It is expected that closing of the Merger will take place immediately after the Special Meeting.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Merger Agreement provides that the Articles of Incorporation and By-laws of Merger Sub, as in effect immediately prior to the Effective Date, as amended to change the name of Merger Sub to "North Carolina Motor Speedway, Inc." will be the Articles of Incorporation and By-laws of the Surviving Corporation until thereafter amended in accordance with the provisions therein and as provided by North Carolina Law.

DIRECTORS AND OFFICERS

     The directors of Merger Sub and the officers of NCMS immediately prior to the Effective Date shall be the directors and officers, respectively, of Merger Sub as of the Effective Date.

CONVERSION OF STOCK

     At the Effective Time, each share of NCMS Stock issued and outstanding immediately prior to the Effective Date (excluding shares referred to in the following paragraphs) will be converted into and exchangeable for the Merger Consideration. Because the value of the PMI Stock will not be determined until the fifth trading day prior to the Effective Date, NCMS shareholders may not know at the time of the Special Meeting the number of shares of PMI Stock that they can elect to receive in the Merger. If the Effective Date was the date of this Proxy Statement/Prospectus, NCMS shareholders could elect to receive share of PMI Stock per share of NCMS Stock. Assuming that all NCMS shareholders (other than PMI, Merger Sub or other subsidiaries of PMI) elected to receive cash in consideration for their exchange of the NCMS Stock held by them, the aggregate consideration paid to such shareholders as a result of the
Merger would be $       . See "The Merger -- Conversion of Shares; Procedure for
Exchange of Certificates." If, however, a holder of 5% or more of the outstanding shares of NCMS Stock receives less than $19.61 in an appraisal proceeding, NCMS shareholders who have surrendered their shares for Merger Consideration would be entitled to retain the full amount of the Merger Consideration.

     In addition to the payment of the Merger Consideration, if the holder of any Dissenting Shares becomes entitled to an amount in excess of $19.61 per share from any person who owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Common Stock outstanding immediately before the Effective Date (other than the

Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described below. As an illustrative example, if such a 5% holder received $20 or $21 per share, respectively, then each other NCMS shareholder would receive in cash an additional $0.39 or $1.39, respectively, per share of NCMS Stock. PMI has no present intention to purchase Dissenting Shares in an amount other than for the Merger Consideration. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the preceding sentence of this paragraph. As an illustrative example, if within one year after the Effective Date, PMI were to sell all of the outstanding shares of NCMS Stock or if NCMS were to sell all or substantially all of its assets for $50 million, a person holding 2,237 shares of NCMS Stock immediately prior to the Effective Time (representing approximately 0.1% of the 2,236,705 shares of NCMS Stock outstanding) who had not exercised rights of dissent and appraisal would be entitled to receive an additional cash payment equal to the difference between $50,000 (0.1% of the $50 million sales price) less $43,861.79 (the $19.61 Merger Consideration multiplied by the 2,237 shares held by the shareholder), or $6,138.21 (approximately $2.74 per share). If such a sale were to occur at a total price of $43,861,785 (the $19.61 Merger Consideration multiplied by the total number of shares of NCMS Stock outstanding) or less, the shareholder in the foregoing example would not be entitled to receive any additional payment but would be entitled to retain the full amount of Merger Consideration. PMI has no present intentions or plan to enter into a sale transaction which is described in this paragraph.

     Each share of NCMS Stock held as treasury stock of NCMS immediately prior to the Effective Date, and each share of NCMS Stock held by PMI, Merger Sub and their subsidiaries, shall be cancelled, retired and cease to exist, and no exchange or payment shall be made in respect thereof.

     Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

DISSENTING SHARES

     Shares of NCMS Stock which are held by any holder who does not vote in favor of the Merger or consent thereto in writing and who gives timely written notice to NCMS of intent to demand payment in accordance with Article 13 (Dissenters' Rights) of the NCBCA, who demands payment and deposits share certificates in accordance with such article and who otherwise perfects rights of appraisal under Article 13 of the NCBCA shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Article 13 of the NCBCA; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the NCBCA, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Date, the Merger Consideration without interest. See "The Merger -- Dissenters' Rights."

FRACTIONAL SHARES

     No fractional shares of PMI Stock, and no certificates representing such fractional shares, shall be issued upon the surrender for exchange of certificates representing NCMS Stock. In lieu of any fractional share, PMI shall pay to each holder of NCMS Stock who otherwise would be entitled to receive a fractional share of PMI Stock an amount of cash (without interest) determined by multiplying (a) the Average Closing Price times (b) the fractional share interest to which such holder would otherwise be entitled.

EXCHANGE OF CERTIFICATES

EXCHANGE PROCEDURES

     Promptly after the Effective Date, Merger Sub shall mail transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of NCMS Stock shall pass, only upon proper delivery of such certificates to Merger Sub) to each holder of NCMS Stock of record as of the Effective Date advising such holder of the procedure for surrendering to Merger Sub outstanding certificates formerly evidencing NCMS Stock in exchange for cash or, at the holder's option, new certificates for PMI Stock (and, if applicable, cash in lieu of fractional shares). Upon surrender to Merger Sub of a certificate formerly representing shares of NCMS Stock, together with duly executed transmittal materials, and such other documents as may reasonably be required by Merger Sub, the holder of such certificate shall be paid, as elected by such holder, (i) the number of whole shares of PMI Stock that such person is entitled to receive in the Merger and cash in lieu of fractional shares as provided above or, if the holder has so elected, (ii) $19.61 (without interest) in cash per share of NCMS Stock. Upon surrender, each certificate theretofore evidencing NCMS Stock shall be canceled.

TRANSFERS OF OWNERSHIP

     If any certificate evidencing shares of PMI Stock is to be issued to a person other than the person in whose name the certificate surrendered is registered, it shall be a condition to the issuance of PMI Stock that the certificate so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay all transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered (or establish to the satisfaction of PMI that such tax has been paid or is not applicable).

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED NCMS STOCK

     After the Effective Date, no dividend or distribution payable to holders of record of PMI Stock shall be paid to any holder of outstanding and unexchanged certificates of NCMS Stock.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of NCMS and of Merger Sub and PMI.

REPRESENTATIONS AND WARRANTIES OF NCMS

     The representations and warranties of NCMS relate, among other things, to the following matters (subject, in certain cases, to specified exceptions): (a) NCMS' corporate organization and good standing; (b) NCMS' power and authority to enter into the Merger Agreement; (c) NCMS' capital structure; (d) the absence of restrictions and conflicts with the Merger Agreement; (e) the accuracy of certain information supplied by NCMS for inclusion in the Registration Statement and the materials distributed to NCMS shareholders; and (f) NCMS' execution of employment agreements with certain officers of NCMS.

REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PMI

     The representations and warranties of Merger Sub and PMI relate to the following matters (subject, in certain cases, to specified exceptions): (i) corporate organization and good standing; (ii) capital structure; (iii) power and authority to enter into the Merger Agreement; (iv) the absence of restrictions and conflicts with the Merger Agreement; (v) PMI's reports filed with the Commission; and (vi) the accuracy of certain information supplied by PMI and Merger Sub for inclusion in the Registration Statement and the materials distributed to NCMS' shareholders.

CONDUCT OF BUSINESS PENDING THE MERGER

CONDUCT OF BUSINESS BY NCMS

     The Merger Agreement provides that, prior to the Effective Date, unless PMI agrees in writing, NCMS will conduct its business in the ordinary course and in a manner consistent with past practice, and NCMS will use reasonable efforts to preserve intact its present business organization. The Merger Agreement further provides that (i) NCMS will confer on a regular basis with representatives of PMI to report material operational matters and proposals for material transactions, (ii) both NCMS and PMI will promptly notify the other of any material emergency, change in the condition, business, properties, assets, liabilities, prospects or the normal course of its business or the operation of its properties, any material litigation or governmental complaints, investigations or hearings, or the breach in any material respect of any representation or warranty, and (iii) NCMS and PMI will promptly deliver to the other party true and correct copies of any materials filed with or delivered to the SEC or any other governmental entity (other than routine filings in the ordinary course of business). Without the prior written consent of PMI, NCMS has agreed that it will not: (i) amend its Articles of Incorporation or Bylaws; (ii) issue, sell or pledge any shares of its capital stock or effect any stock split or otherwise change its capitalization; (iii) grant, confer or award any option, warrant or conversion right or other right to acquire any shares of its capital stock; (iv) except in the ordinary course, increase any compensation to, or enter into or amend any employment agreement with, any present or future officers or directors; (v) except in the ordinary course, adopt any new employee benefit plan or amend any existing employee benefit plan; (vi) except in the ordinary course and consistent with past practice, declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock; (vii) redeem, purchase or otherwise acquire any shares of its capital stock; (viii) sell, lease, or otherwise dispose of any assets of NCMS or any subsidiary or make any acquisition by means of merger or otherwise, of any material amount of assets or securities; (ix) agree to do any of the foregoing; or (x) take any action which would make any representation of warranty of NCMS in the Merger Agreement untrue or incorrect.

CONDITIONS TO THE MERGER

     The obligations of PMI and NCMS to consummate the Merger are subject to various conditions, including (i) obtaining approval of the Merger Agreement by NCMS' shareholders; (ii) the effectiveness of the Registration Statement and the listing with Nasdaq of the additional PMI Stock to be issued as part of the Merger; (iii) the absence of any statute, rule, regulation, executive order, decree, injunction, ruling or order of any court, other governmental authority outstanding that has the effect of prohibiting the consummation of the Merger;
(iv) delivery of an opinion or private letter ruling reasonably satisfactory to NCMS to the effect that the Merger qualifies for federal income tax purposes so a tax-free re-organization; and (v) obtaining certain third party consents. Except for items (ii) and (iii), any of the foregoing conditions may be waived. If a material condition is waived, NCMS intends to resolicit proxies from NCMS shareholders.

TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, whether before or after approval by the shareholders of NCMS:

          (i) if the Merger does not take place on or before December 31, 1997; provided, either party may extend that date 180 days;

          (ii) by mutual action of the Boards of Directors of PMI and NCMS;

          (iii) by either PMI or NCMS if any court or governmental body issues a final, non-appealable order, decree, or ruling permanently enjoining, restraining, or prohibiting the Merger;

          (iv) by either PMI or NCMS if the shareholders of NCMS fail to approve the Merger or approve a different proposed acquisition transaction at a duly held meeting of the shareholders;

          (v) by PMI if NCMS breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on NCMS; or

          (vi) by NCMS if PMI breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on PMI.

     Neither PMI nor NCMS has the right to terminate the Merger upon a decrease in the price of PMI Stock.

AMENDMENT AND WAIVER

     The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto; however after approval of the Merger by the shareholders of NCMS, no amendment may be made without the further approval of the shareholders of NCMS.

     At any time prior to the Effective Date, whether before or after any meeting of NCMS' shareholders, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) subject to the Merger Agreement, waive compliance with any conditions to the respective obligations of any party, or (iii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered thereto by any party. Any agreement on the part of a party to the Merger Agreement to such an extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

INDEMNIFICATION

     PMI shall, either individually or through the Surviving Corporation, indemnify, defend and hold harmless to the fullest extent permitted or required by the NCBCA the present and former directors and officers of NCMS and any of the NCMS' subsidiaries and their respective heirs, executors, administrators and legal representatives against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the Effective Date (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement).

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Certain statements and information under the captions "PMI", "NCMS" and "Risk Factors," and elsewhere in this Proxy Statement/Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference"), constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of PMI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, PMI's ability to maintain good working relationships with the sanctioning bodies for its events, obtain sanctioning agreements for events at the California Speedway, competition in PMI's current and future markets, environmental matters, industry sponsorships, governmental regulation, dependence on key personnel, PMI's ability to control construction and operational costs, the impact of bad weather at PMI's events, PMI's ability to integrate and successfully operate acquired businesses and the risks associated with such businesses, PMI's ability to consummate the Merger, and other factors referenced in this Proxy Statement/Prospectus. See "Risk Factors."

                                BUSINESS OF NCMS

GENERAL

     NCMS is a promoter and marketer of professional motorsports. NCMS owns and operates North Carolina Motor Speedway near Rockingham, North Carolina. NCMS promoted a total of four racing events over two weekends in 1996 and expects to promote a total of four racing events over two weekends in 1997. All of the 1996 events were stock car races which were sanctioned by NASCAR. NASCAR events promoted by NCMS included two NASCAR races associated with the Winston Cup Series and two races associated with the NASCAR Busch Grand National Series.

RACING AND RELATED EVENTS

     NCMS's 1997 scheduled racing events are as follows:

              DATE                      RACE                 CIRCUIT
              ----                      ----                 -------
February 22, 1997................  Goodwrench 200  Busch Grand National Series
February 23, 1997................  Goodwrench 400  Winston Cup Series
October 25, 1997.................  AC Delco 200    Busch Grand National Series
October 26, 1997.................  AC Delco 400    Winston Cup Series

     NASCAR grants sanctioning agreements on an annual basis for the next succeeding year. NCMS has hosted two Winston Cup races annually since 1966. In addition to the racing events listed above, NCMS also hosts the UNOCAL 76/Rockingham Pit Crew World Championship which will be held this year on October 25, 1997.

FACILITY

     North Carolina Motor Speedway is located near Rockingham, North Carolina, approximately 90 miles south of Raleigh, North Carolina. NCMS, which was formed and began operations in 1965, has 47,158 reserved grandstand seats, 3,000 general admission seats, and 34 suites.

     The speedway and all adjacent parking areas consist of approximately 260 acres, all of which are owned by NCMS. North Carolina Motor Speedway is a 1.017 mile oval with 22 degrees to 25 degrees banking in the turns and 8 degrees banking on the front and back straight-away. The track is 55 feet wide with a 50-foot apron on the turns and 50 feet wide with a 20-foot apron on the straight-aways. The backstretch is 1,367 feet in length. The front pit road is 1,013 feet long, 25 feet wide and contains space for 31 individual pit areas. The back pit road is 841 feet long, 15 feet wide and contains space for 22 individual pit areas. The oval was resurfaced in 1994.

COMPETITION

     Racing events compete not only with other sports and other recreational events scheduled at the same dates, but with other racing events sanctioned by various racing bodies such as NASCAR, CART, USAC, IRL, SCCA, IMSA, ARCA, NHRA and others. Racing events (including IRL events) sanctioned by different organizations are often held on the same dates at separate tracks, in competition with the NASCAR and CART event dates. In addition, motorsports facilities compete with one another for the patronage of motor racing spectators, with other track owners and with other sports and entertainment businesses, many of which have resources that exceed those of NCMS. The quality of the competition, type of racing event, caliber of the events, sight lines, ticket pricing, location, customer conveniences, among others, distinguish the motorsports facilities.

     NCMS' principal competitors include Charlotte Motor Speedway, Darlington Raceway, Martinsville Speedway, Bristol Speedway and Richmond International Raceway.

EMPLOYEES

     As of July 1, 1997, NCMS had 11 full-time employees and five seasonal employees. NCMS engages temporary personnel to assist during periods of peak attendance at its events. For example, NCMS may engage up to 1,000 persons for a race weekend at North Carolina Motor Speedway, some of whom are volunteers. None of NCMS's employees is represented by a labor union. Management believes that NCMS enjoys a good relationship with its employees.

LEGAL PROCEEDINGS

     In August, 1997, a purported class action was commenced against NCMS in the U.S. District Court for the Middle District of North Carolina at Greensboro seeking treble damages under the United States and North Carolina anti-trust laws. The suit alleges, in substance, that NCMS conspired with various persons to fix the prices of souvenirs sold at the track during the Winston Cup and Busch Series Grand National Division stock car races from 1988 until January 1997. The suit names various persons as alleged co-conspirators, but does not name them (or others) as defendants, at this time. The suit alleges similar conduct that appeared in the purported national class actions pending in the U.S. District Court, Northern District of Georgia, filed against approximately 28 other businesses including PMI, and previously reported in PMI's Form 10-Q for the quarter ended March 31, 1997. That suit alleges that similar wrongful conduct occurred at NCMS during 1991 to the present time. PMI and NCMS dispute the claims and expect to vigorously defend themselves. The lawsuit does not state the amount of damages being sought by the claimants.

     On August 5, 1997, O. Bruton Smith, a shareholder of NCMS and the majority shareholder and chairman of SMI, filed a lawsuit in North Carolina Superior Court, Mecklenburg County, against NCMS, PMI, Merger Sub, PSH Corp., a shareholder of PMI, and Walter P. Czarnecki, Richard J. Peters, Robert H. Kurnick, Jr., Carrie B. DeWitt, Nancy DeWitt Daugherty and Jo DeWitt Wilson, each a director of NCMS, seeking to enjoin the consummation of the Merger. NCMS, PMI and the other defendants in the lawsuit have filed a motion to dismiss Mr. Smith's lawsuit, and Mr. Smith has filed a motion to obtain a preliminary injunction to prohibit the Merger. The court has approved a motion for expedited discovery and has set a hearing for November 5, 1997 to consider the defendants' motion to dismiss and Mr. Smith's motion for a preliminary injunction. On September 15, 1997, Mr. Smith filed a motion to add 12 other shareholders of NCMS as additional plaintiffs. A hearing on this motion has not been scheduled. In his lawsuit, Mr. Smith alleges that Ms. Carrie DeWitt, as a majority shareholder, owed a duty to the minority shareholders of NCMS to sell her shares of NCMS Stock in a transaction that would result in the minority shareholders receiving the "highest price" for their shares and that she breached this duty by selling her shares to PMI. In addition, Mr. Smith alleges that the defendant directors breached their fiduciary duties to NCMS and its shareholders by approving the proposed Merger with PMI. Finally, Mr. Smith alleges that PMI's negotiation and purchase of Ms. DeWitt's NCMS Stock and the negotiation and execution of the Merger Agreement constituted an unfair and deceptive trade practice under North Carolina law.

INSURANCE

     NCMS maintains insurance with insurance companies against such risks and in such amounts, with such deductibles, as are customarily maintained by similar businesses.

PATENTS AND TRADEMARKS

     NCMS has a U.S. Trademark/Servicemark application pending with the U.S. Patent and Trademark office to register the rights to "North Carolina Motor Speedway."

                          NCMS SELECTED FINANCIAL DATA

     The selected statement of income and balance sheet data as of and for the years ended August 31, 1997 and 1996 was derived from the financial statements of NCMS which have been audited by Deloitte & Touche LLP, independent auditors. The selected statement of income and balance sheet data as of and for the seven month period ended August 31, 1995 and for the years ended January 31, 1995, 1994 and 1993 was derived from the unaudited financial statements of NCMS, which include all adjustments which management considers necessary for a fair presentation of the data for such periods, all of which were of a normal recurring nature. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," NCMS financial statements, related notes and other financial information included elsewhere in this Prospectus.

                                                               SEVEN
                                                               MONTHS
                                    YEAR ENDED AUGUST 31,      ENDED           YEAR ENDED JANUARY 31,
                                    ----------------------   AUGUST 31,   ---------------------------------
                                      1997         1996         1995        1995        1994        1993
                                      ----         ----      ----------     ----        ----        ----
                                                    ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Speedway admissions.............    $ 5,592      $4,615        $1,996      $4,016      $3,518      $3,365
  Other speedway revenues.........      4,504       4,132        1,879        2,801       2,313       2,412
                                    ---------   ---------    ---------    ---------   ---------   ---------
       Total Revenues.............     10,096       8,747        3,875        6,817       5,831       5,777
EXPENSES:
  Operating expenses..............      6,378       5,836        2,722        4,984       4,816       4,437
  Depreciation....................        424         264          133          256         215         186
  Selling, general and
     administrative...............        654         591          421          348         314         265
                                    ---------   ---------    ---------    ---------   ---------   ---------
       Total Expenses.............      7,456       6,691        3,276        5,588       5,345       4,888
Operating Income..................      2,640       2,056          599        1,229         486         889
Interest Income (Expense), net....       (332)         27           69           53          45          15
                                    ---------   ---------    ---------    ---------   ---------   ---------
Income Before Income Taxes........      2,308       2,083          668        1,282         531         904
Income Taxes......................        905         823          248          481         186         333
                                    ---------   ---------    ---------    ---------   ---------   ---------
Net Income........................    $ 1,403      $1,260        $ 420        $ 801       $ 345       $ 571
                                    =========   =========    =========    =========   =========   =========
Net Income Per Share..............       $.63        $.56         $.19         $.36        $.15        $.26
Weighted Average Shares
  Outstanding.....................  2,236,705   2,236,705    2,236,705    2,236,705   2,236,705   2,236,705
BALANCE SHEET DATA:
  Total assets....................    $15,890     $12,473        $6,296      $5,127      $3,919      $3,385
  Total debt......................      4,224       3,977
  Total shareholders' equity......      6,756       5,398        4,183        3,808       3,119       2,865
OTHER DATA:
  Number of seats.................     46,023      41,768       41,768       41,768      41,768      39,420
  Attendance......................    150,374     131,107       61,126      121,429     110,223     118,246
  Number of event weekends........          2           2            1            2           2           2

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS OF NCMS

GENERAL

     NCMS owns and operates North Carolina Motor Speedway, a 1.017-mile oval speedway near Rockingham, North Carolina. NCMS promotes race weekends in February and October of each year featuring a NASCAR Busch Series Grand National Division event and a NASCAR Winston Cup Series event. NCMS also hosts the annual UNOCAL 76/Rockingham Pit Crew World Championship during the October event weekend.

     NCMS classifies its revenues as speedway admissions, which includes ticket sales for racing events, and other speedway revenues, which consists of revenues from concessions sales, corporate hospitality and sponsorship, broadcast revenues and billboard and program advertising. Speedway admissions and other speedway revenues are generally collected in advance and recorded as deferred revenues, net of deferred expenses, until the completion of the related event.

     NCMS classifies its expenses as operating, depreciation and selling, general and administrative expenses. Operating expenses consist primarily of costs associated with conducting race events, such as sanction fees and wages.

     During 1995, NCMS changed its fiscal year-end from January 31 to August 31. The financial statements presented herein include the years ended August 31, 1997 and 1996, the seven month period ended August 31, 1995, and the year ended January 31, 1995. During the seven month period ended August 31, 1995, NCMS held only one weekend racing event, while two events were held in each of the other periods presented.

     Revenues for the year ended August 31, 1997 were $10.1 million, compared to $8.7 million for the year ended August 31, 1996, $3.9 million for the seven months ended August 31, 1995 and $6.8 million for the year ended January 31, 1995. Revenues have increased each year (including the seven months ended August 31, 1995 on an annualized basis) due to increased attendance each year, periodic increases in ticket prices and increased revenues from corporate sponsorship and broadcast revenues. Net income for the year ended August 31, 1997 was $1.4 million, compared to $1.3 million for the year ended August 31, 1996, $.4 million for the seven months ended August 31, 1995 and $.8 million for the year ended January 31, 1995. This upward trend is due to the ability of NCMS to increase revenues, as discussed above, without a corresponding increase in expenses associated with such operations.

     NCMS does not believe that its financial performance has been materially affected by inflation.

SEASONALITY

     NCMS promotes weekend events in February and October of each year. The weekend events consist of a Saturday NASCAR Busch Series Grand National Division event and a Sunday NASCAR Winston Cup Series event. NCMS believes that combining the races creates a more attractive weekend racing experience than an isolated race event. As a result of this strategy, NCMS has historically generated substantially all of its revenues in two weekends.

RESULTS OF OPERATIONS

     The percentage relationships between revenues and other elements of NCMS' Statements of Income were:

                                                                                 SEVEN
                                                         YEAR ENDED              MONTHS         YEAR
                                                         AUGUST 31,              ENDED          ENDED
                                                     -------------------       AUGUST 31,    JANUARY 31,
                                                     1997          1996           1995          1995
                                                     ----          ----        ----------    -----------
REVENUES:
  Speedway admissions..............................   55.4%         52.8%         51.5%          58.9%
  Other speedway revenues..........................   44.6          47.2          48.5           41.1
                                                     -----         -----         -----          -----
     Total Revenues................................  100.0         100.0         100.0          100.0
                                                     -----         -----         -----          -----
EXPENSES:
  Operating........................................   63.2          66.7          70.2           73.1
  Depreciation.....................................    4.2           3.0           3.4            3.8
  Selling, general and administrative..............    6.5           6.8          10.9            5.1
                                                     -----         -----         -----          -----
     Total Expenses................................   73.9          76.5          84.5           82.0
                                                     -----         -----         -----          -----
Operating Income...................................   26.1%         23.5%         15.5%          18.0%
                                                     =====         =====         =====          =====

YEAR ENDED AUGUST 31, 1997 COMPARED TO YEAR ENDED AUGUST 31, 1996.

     Revenues -- Revenues for the year ended August 31, 1997 were $10.1 million, an increase of $1.3 million, or 15%, compared to the same period in 1996 due to increases in speedway admissions and other speedway revenues. Speedway admissions increased $1.0 million, from $4.6 million in 1996 to $5.6 million in 1997 due to increased attendance from the addition of approximately 4,000 seats. Other speedway revenues increased $.4 million, from $4.1 million in 1996 to $4.5 million in 1997, due to increased revenues from television broadcast rights and higher sales of concessions and souvenirs.

     Operating Expenses -- Operating expenses of $6.4 million for the year ended August 31, 1997 increased $.5 million from the year ended August 31, 1996 due to an increase in sanction fees.

     Depreciation -- Depreciation expense of $424,000 for the year ended August 31, 1997 increased $160,000 compared to 1996 due to the addition of a grandstand and a hospitality structure which was placed in service prior to the October 1996 race.

     Selling, General and Administrative -- Selling, general and administrative expenses of $654,000 for the year ended August 31, 1997 increased $63,000 from the same period in 1996 due to additional promotional costs.

     Interest -- NCMS recorded net interest expense for the year ended August 31, 1997 of $332,000, which relates to the debt incurred to fund construction of the grandstand and hospitality structure, compared to net interest income of $27,000 in 1996, which was earned from the short-term investment of excess cash.

     Income Tax Expense -- The effective tax rate for the year ended August 31, 1997 was 39.2%, compared to 39.5% for the year ended August 31, 1996.

     Net Income -- Net income for the year ended August 31, 1997 was $1.4 million, an increase of 11% over net income of $1.3 million for the year ended August 31, 1996. The increase in net income for 1997 is due primarily to increases in speedway admissions from increased seating and other speedway revenues from increases in broadcast revenues and sales of concessions and souvenirs, net of increases in operating expenses due to higher sanction fees, depreciation expense due to capital improvements and interest expense due to debt incurred to fund capital improvements.

YEAR ENDED AUGUST 31, 1996 COMPARED TO SEVEN MONTHS ENDED AUGUST 31, 1995

     Revenues -- Revenues for the year ended August 31, 1996 were $8.7 million, or $4.9 million more than revenues of $3.9 million during the seven months ended August 31, 1995. This increase is due primarily to the inclusion in 1996 of a second weekend racing event, which accounts for approximately half of NCMS' revenues. Revenues per event increased approximately $500,000 for events in the year ended August 31, 1996 due primarily to an increase in attendance per event of approximately 5,000 guests and higher ticket prices.

     Operating Expenses -- Operating expenses of $5.8 million for the year ended August 31, 1996 are $3.1 million higher than the seven months ended ended August 31, 1995 as a result of the addition of expenses to promote a second race weekend during the year ended August 31, 1996.

     Depreciation -- Depreciation expense of $264,000 for the year ended August 31, 1996 is $131,000 higher than the seven months ended August 31, 1995 due to the additional months of depreciation in 1996.

     Selling, General and Administrative -- Selling, general and administrative expenses of $591,000 for the year ended August 31, 1996 was higher than the seven months in 1995 by $170,000 due to additional promotional costs associated with holding a second racing event in 1996.

     Interest -- Net interest income decreased from $69,000 for the seven months ended August 31, 1995 to $27,000 for the year ended August 31, 1996 as NCMS utilized excess cash for capital improvements.

     Income Tax Expense -- The effective tax rate for the year ended August 31, 1996 was 39.5% compared to 37.1% in 1995.

     Net Income -- Net income for the year ended August 31, 1996 was $1.3 million compared to $.4 million for the seven months ended August 31, 1995. The increase reflects increases in speedway admissions and other speedway revenues due to the inclusion of a second event weekend in 1996.

SEVEN MONTHS ENDED AUGUST 31, 1995 COMPARED TO YEAR ENDED JANUARY 31, 1995

     Revenues -- Revenues of $3.9 million for the seven months ended August 31, 1995, during which one race weekend was held, compared to revenues of $6.8 million for the year ended January 31, 1995, when NCMS held two weekend events. Revenues for the event weekend in February 1995 were higher than in February 1994 by $500,000 due to increased speedway admissions revenues of $300,000 from higher attendance and increased other speedway revenues of $200,000 from higher sponsorship revenues.

     Operating Expenses -- Operating expenses of $2.7 million for the seven months ended August 31, 1995 were $2.3 million lower than in the year ended January 31, 1995 due to the reduction of events held.

     Depreciation -- Depreciation expense of $133,000 for the seven months ended August 31, 1995 was $123,000 lower than depreciation expense of $256,000 for the year ended January 31, 1995 due to the reduction in the number of months during the period.

     Selling, General and Administrative Expenses -- Selling, general and administrative expenses of $421,000 for the seven months ended August 31, 1995 were $73,000 higher than $348,000 for the year ended January 31, 1995 due to increased promotional costs for the event weekend held during the seven months ended August 31, 1995.

     Interest -- NCMS recorded net interest income of $69,000 for the seven months ended August 31, 1995, compared to $53,000 for the year ended January 31, 1995 due to increases in available cash to invest.

     Income Tax Expense -- The effective tax rate of 37.1% for the seven months ended August 31, 1995 compared to the effective rate of 37.5% for the year ended January 31, 1995

     Net Income -- Net income for the seven months ended August 31, 1995 decreased by $381,000 to $420,000 from $801,000 for the year ended January 31, 1995 due to additional income from operating a second race weekend during the year ended January 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, NCMS has relied on cash flows from operating activities supplemented, as necessary, by bank borrowings to finance working capital and capital expenditures. In June 1996, NCMS obtained a $6 million note to fund construction of a multipurpose structure which is used for hospitality seating, the press box and the control tower. The note, which had a balance of $4.1 million as of August 31, 1997, is payable in semi-annual installments through 2003. NCMS also has lines of credit of $2.1 million, of which $1.9 million was available as of August 31, 1997.

     NCMS believes it has sufficient resources from existing cash balances and from operating activities and, if necessary, from available borrowings under its line of credit to satisfy ongoing cash requirements for the next twelve months.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


     Except for the historical information contained herein, certain matters discussed in this Proxy Statement/ Prospectus are forward-looking statements, including the information contained on page 25 above, which involve risks and uncertainties, including but not limited to NCMS' ability to maintain good working relationships with NASCAR for its events and completion of the proposed merger between NCMS and PMI, as well as other risks and uncertainties affecting NCMS' operations, such as the ability of NCMS to complete the Merger, competition, environmental, industry sponsorships, governmental regulation, dependence on key personnel, NCMS' ability to control operational costs and the impact of bad weather at NCMS' events.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
North Carolina Motor Speedway, Inc. Financial Statements
  Balance Sheets as of August 31, 1997 and 1996.............   49
  Statements of Income and Retained Earnings for the Years
     Ended August 31, 1997 and 1996,
     the Seven Months Ended August 31, 1995, and the Year
     Ended January 31, 1995.................................   50
  Statements of Cash Flows for the Years Ended August 31,
     1997 and 1996, the Seven Months Ended August 31, 1995
     and the Year Ended January 31, 1995....................   51
Notes to Financial Statements...............................   52
Independent Auditors' Report................................   55
Penske Motorsports, Inc. and Subsidiaries Unaudited Pro
  Forma Financial Data
  Unaudited Pro Forma Statement of Income for the Six Months
     Ended June 30, 1997....................................   56
  Unaudited Pro Forma Statement of Income for the Year Ended
     December 31, 1996......................................   57
  Unaudited Pro Forma Balance Sheet as of June 30, 1997.....   58
Notes to Unaudited Pro Forma Financial Statements...........   59

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                                 BALANCE SHEETS

                                                                    AUGUST 31,
                                                                ------------------
                                                                 1997       1996
                                                                 ----       ----
                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $     2    $   599
  Receivables:
     Trade..................................................        186        383
     Related party..........................................        140
  Inventories...............................................         96         57
  Prepaid expenses..........................................         97         15
                                                                -------    -------
     Total Current Assets...................................        521      1,054
Property and Equipment, net.................................     15,144     11,019
Deferred Taxes..............................................        225
Other Assets................................................                   400
                                                                -------    -------
Total.......................................................    $15,890    $12,473
                                                                =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $   857    $   428
  Accounts payable and accrued expenses.....................        498        247
  Deferred revenues, net....................................      3,490      2,623
                                                                -------    -------
     Total Current Liabilities..............................      4,845      3,298
Long-Term Debt, less current portion........................      3,367      3,549
Deferred Revenues...........................................        922
Deferred Taxes..............................................                   228
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
  Common stock, par value $ .25 share:
     Authorized 8,000,000 shares
     Issued and outstanding 2,236,705 shares in 1997 and
      1996..................................................        559        559
  Retained earnings.........................................      6,197      4,839
                                                                -------    -------
     Total Shareholders' Equity.............................      6,756      5,398
                                                                -------    -------
Total.......................................................    $15,890    $12,473
                                                                =======    =======

                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                                                  SEVEN
                                                           YEAR ENDED            MONTHS       YEAR ENDED
                                                           AUGUST 31,             ENDED       JANUARY 31,
                                                     ----------------------    AUGUST 31,     -----------
                                                       1997         1996          1995           1995
                                                       ----         ----       ----------        ----
                                                                               (UNAUDITED)    (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  Speedway admissions............................       $5,592       $4,615        $1,996         $4,016
  Other speedway revenues........................        4,504        4,132         1,879          2,801
                                                     ---------    ---------     ---------      ---------
  Total Revenues.................................       10,096        8,747         3,875          6,817
EXPENSES:
  Operating expenses.............................        6,378        5,836         2,722          4,984
  Depreciation...................................          424          264           133            256
  Selling, general and administrative............          654          591           421            348
                                                     ---------    ---------     ---------      ---------
  Total Expenses.................................        7,456        6,691         3,276          5,588
Operating Income.................................        2,640        2,056           599          1,229
Interest Income (Expense), net...................         (332)          27            69             53
Income Before Income Taxes.......................        2,308        2,083           668          1,282
Income Taxes.....................................          905          823           248            481
                                                     ---------    ---------     ---------      ---------
Net Income.......................................        1,403        1,260           420            801
Retained Earnings, beginning of period...........        4,839        3,624         3,249          2,560
Dividends Paid...................................          (45)         (45)          (45)          (112)
                                                     ---------    ---------     ---------      ---------
Retained Earnings, end of period.................       $6,197       $4,839        $3,624         $3,249
                                                     =========    =========     =========      =========
Net Income Per Share.............................         $.63         $.56          $.19           $.36
                                                     =========    =========     =========      =========
Weighted Average Shares Outstanding..............    2,236,705    2,236,705     2,236,705      2,236,705
                                                     =========    =========     =========      =========


                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                            STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED       SEVEN MONTHS   YEAR ENDED
                                                        AUGUST 31,          ENDED       JANUARY 31,
                                                     -----------------    AUGUST 31,    -----------
                                                      1997      1996         1995          1995
                                                      ----      ----     ------------      ----
                                                                         (UNAUDITED)    (UNAUDITED)
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................  $ 1,403   $ 1,260     $   420         $ 801
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation..................................      424       264         133           256
     Changes in assets and liabilities which
       provided (used) cash:
       Receivables.................................       57      (247)       (135)
       Inventories, prepaid expenses and other
          assets...................................     (121)        8         (25)           16
       Accounts payable and accrued liabilities....      251        38         143           (89)
       Deferred taxes..............................     (453)       57
       Deferred revenue............................    1,789       890         481           607
                                                     -------   -------     -------         -----
     Net cash provided by operating activities.....    3,350     2,270       1,017         1,591
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions of property and equipment, net.........   (4,549)   (6,480)     (1,069)         (610)
  Payments received on notes receivable............      400        50          50
                                                     -------   -------     -------         -----
     Net cash used in investing activities.........   (4,149)   (6,430)     (1,019)         (610)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loan proceeds....................................    2,176     3,977
  Payments on debt.................................   (1,929)
  Dividends........................................      (45)      (45)        (45)         (112)
                                                     -------   -------     -------         -----
     Net cash provided by (used in) financing
       activities..................................      202     3,932         (45)         (112)
                                                     -------   -------     -------         -----
Net Increase (Decrease) in Cash and Cash
  Equivalents......................................     (597)     (228)        (47)          869
Cash and Cash Equivalents at Beginning of Period...      599       827         874             5
                                                     -------   -------     -------         -----
Cash and Cash Equivalents at End of Period.........  $     2   $   599     $   827         $ 874
                                                     =======   =======     =======         =====
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for interest.........  $   357   $    48                     $   1
                                                     =======   =======                     =====
  Cash paid during the period for taxes............  $ 1,361   $   833     $   201         $ 482
                                                     =======   =======     =======         =====

                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     The financial statements include the accounts of NCMS, which owns and operates North Carolina Motor Speedway near Rockingham, North Carolina. NCMS promotes race weekends in February and October of each year featuring a NASCAR Busch Series Grand National Division event and a NASCAR Winston Cup Series event. NCMS also hosts the annual UNOCAL 76/Rockingham Pit Crew World Championship during the October event weekend.

     The accompanying unaudited financial statements have been prepared by management and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and cash flows of NCMS for the seven months ended August 31, 1995 and for the year ended January 31, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents -- NCMS considers all investments with a maturity of three months or less, at purchase, as cash equivalents.

     Inventories -- Inventories are stated at the lower of cost or market value, with cost determined primarily by the first in, first out (FIFO) method.

     Property and Equipment -- Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives ranging from three to forty years. The carrying values of fixed assets are evaluated annually for impairment.

     Revenue Recognition -- Race related revenues and expenses are recognized upon completion of an event. Deferred revenues represents advance race related revenues, net of expenses, on future races.

     Income Taxes -- Deferred taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will likely differ from those which are estimated, however such differences are not expected to be material.

     Reclassifications -- Certain reclassifications have been made to prior period financial statements to conform with the 1997 presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                      AUGUST 31,
                                                                -----------------------
                                                                 1997            1996
                                                                 ----            ----
                                                                    (IN THOUSANDS)
Land and improvements.......................................    $   209         $   209
Buildings and improvements..................................     17,741          13,228
Equipment...................................................        839             803
                                                                -------         -------
                                                                 18,789          14,240
Less accumulated depreciation...............................      3,645           3,221
                                                                -------         -------
                                                                $15,144         $11,019
                                                                =======         =======

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     As of August 31, 1997, NCMS had $1.2 million in construction in progress relating primarily to the construction of a new grandstand and related facilities with an estimated total cost of $1.5 million. As of August 31, 1996, NCMS had $4.0 million in construction in progress relating to the construction of a multipurpose structure above the main grandstand.

4. LONG-TERM DEBT

     Long-term debt at August 31, 1997 and 1996 consists of a note payable bearing interest at 2.7% over the average 91-day Treasury rate (7.76% and 7.87% at August 31, 1997 and 1996, respectively) secured by all assets of NCMS and guaranteed by PMI. The note is to be repaid in fourteen semi-annual payments of $429,000 with the final payment in 2003. NCMS also has lines of credit of $2.1 million at the same rate as above, of which $1.9 million was available as of August 31, 1997. As of August 31, 1997, the carrying value of the debt approximated fair value.

5. EMPLOYEE BENEFIT PLANS

     NCMS participates in a non-contributory, discretionary profit-sharing plan which covers employees who meet certain length of service requirements. Contributions of approximately $75,000, $57,000, $35,000 (unaudited) and $48,000 (unaudited), respectively were made to the plan during the years ended August 31, 1997 and 1996, the seven months ended August 31, 1995 and the year ended January 31, 1995.

     Employees are also provided a defined contribution retirement plan, whereby NCMS contributes 10% of each eligible employee's annual salary to the plan. The expense related to this plan was $50,000, $38,000, $23,000 (unaudited) and $32,000 (unaudited), respectively during the years ended August 31, 1997 and 1996, the seven months ended August 31, 1995 and the year ended January 31, 1995.

6. TAXES

     The provision for income taxes consists of the following:

                                                          YEAR ENDED     SEVEN MONTHS      YEAR
                                                          AUGUST 31,        ENDED          ENDED
                                                         -------------    AUGUST 31,    JANUARY 31,
                                                          1997    1996       1995          1995
                                                          ----    ----   ------------   -----------
                                                                         (UNAUDITED)    (UNAUDITED)
                                                                       (IN THOUSANDS)
Current................................................  $1,358   $766       $224          $444
Deferred...............................................    (453)    57         24            37
                                                         ------   ----       ----          ----
     Total.............................................  $  905   $823       $248          $481
                                                         ======   ====       ====          ====

     A reconciliation of taxes computed at the federal statutory rate and the effective rate is as follows:

                                                         YEAR ENDED      SEVEN MONTHS      YEAR
                                                         AUGUST 31,         ENDED          ENDED
                                                       ---------------    AUGUST 31,    JANUARY 31,
                                                        1997     1996        1995          1995
                                                        ----     ----    ------------   -----------
                                                                         (UNAUDITED)    (UNAUDITED)
                                                                      (IN THOUSANDS)
Income before income taxes...........................  $2,308   $2,083       $668         $1,282
                                                       ------   ------       ----         ------
Taxes computed at statutory rate.....................     785   $  708       $227         $  436
State taxes, net of federal..........................     120      115         21             45
                                                       ------   ------       ----         ------
     Total income tax expense........................  $  905   $  823       $248         $  481
                                                       ======   ======       ====         ======
Effective tax rate...................................    39.2%    39.5%      37.1%          37.5%
                                                       ======   ======       ====         ======

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     Temporary differences which give rise to deferred tax assets and (liabilities) are as follows:

                                                                 AUGUST 31,
                                                              -----------------
                                                              1997        1996
                                                              ----        ----
                                                               (IN THOUSANDS)
Depreciation................................................  $(262)      $(192)
State taxes.................................................     48         (36)
Deferred revenues...........................................    439
                                                              -----       -----
     Total..................................................  $ 225       $(228)
                                                              =====       =====

7. CHANGE IN CONTROL

     In May, 1997, PMI purchased the common stock of NCMS held by the majority shareholder, increasing its ownership interest to approximately 69.9%. A proposal to merge PMI and NCMS was approved by the NCMS Board of Directors in August, 1997. This merger proposal, which offers NCMS shareholders cash of $19.61 per share or an equivalent amount of PMI Stock, will be presented to the shareholders of NCMS at a meeting to be held in the fourth quarter of 1997. Subsequent to the approval of the merger by the NCMS Board of Directors, O. Bruton Smith, a minority shareholder of NCMS, sued NCMS, PMI and certain directors of NCMS in an effort to enjoin the completion of the merger.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of North Carolina Motor Speedway
Rockingham, North Carolina

     We have audited the accompanying balance sheets of North Carolina Motor Speedway as of August 31, 1997 and 1996 and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Detroit, Michigan

September 23, 1997

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data ("the Unaudited Pro Forma Financial Data") as of June 30, 1997, for the six months ended June 30, 1997 and for the year ended December 31, 1996 have been derived by the application of pro forma adjustments to the financial statements of PMI incorporated by reference in this Prospectus and the applicable financial statements of NCMS. The unaudited consolidated financial statements of PMI include NCMS as of June 30, 1997 and for the period from June 1, 1997 (the effective date of approximately 69.9% control of NCMS) to June 30, 1997. The pro forma statements of income for the year ended December 31, 1996 and for the six months ended June 30, 1997 account for NCMS as if it was a wholly-owned subsidiary as of January 1, 1996 and January 1, 1997, respectively. The pro forma balance sheet gives effect to the acquisition of the minority interest of NCMS as if such acquisition had occurred on June 30, 1997. The adjustments are described in the accompanying notes. The pro forma financial data assumes that the minority shares of NCMS are acquired using PMI common shares. See Notes C and E of the Notes to Pro Forma Financial Statements for the impact on pro forma net income and pro forma net income per share assuming that 50% and 100% of the NCMS shareholders elect to receive cash. The Unaudited Pro Forma Financial Data do not purport to represent what the Company's results of operations actually would have been if the acquisition had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Unaudited Pro Forma Financial Data should be read in conjunction with 1) the "PMI Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements set forth in PMI's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 which are incorporated herein by reference and 2) "NCMS Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations of NCMS" and the financial statements included elsewhere in this Prospectus.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 1997

                                                                    NCMS
                                                                JANUARY 1 -      PRO FORMA      COMBINED
                                                     PMI        MAY 31, 1997    ADJUSTMENTS    PRO FORMA
                                                     ---        ------------    -----------    ---------
                                                        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Speedway admissions.........................       $19,696        $2,668                        $22,364
  Other speedway revenues.....................        15,750         2,150                         17,900
  Merchandise, tires and accessories..........        16,225                                       16,225
                                                  ----------     ---------                     ----------
  Total Revenues..............................        51,671         4,818                         56,489
EXPENSES:
  Operating expenses..........................        16,314         3,077                         19,391
  Cost of sales...............................         9,402                                        9,402
  Depreciation and amortization...............         2,313           185         $ 486A           2,984
  Selling, general and administrative.........         8,309           343                          8,652
                                                  ----------     ---------         -----       ----------
  Total Expenses..............................        36,338         3,605           486           40,429
Operating Income..............................        15,333         1,213          (486)          16,060
Interest Income (Expense), net................            77          (136)                           (59)
                                                  ----------     ---------         -----       ----------
Income Before Income Taxes....................        15,410         1,077          (486)          16,001
Income Taxes..................................         6,018           466                          6,484
Minority Interest.............................           (26)                         26B
                                                  ----------     ---------         -----       ----------
Net Income....................................       $ 9,418         $ 611         $(512)        $ 9,517 C
                                                  ==========     =========         =====       ==========
Net Income Per Share..........................          $.70          $.27                          $.65 C
                                                  ==========     =========                     ==========
Weighted Average Number of Shares
  Outstanding.................................    13,457,164     2,236,705                     14,561,340C
                                                  ==========     =========                     ==========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                                                                                  PRO FORMA      COMBINED
                                                    PMI          NCMS            ADJUSTMENTS    PRO FORMA
                                                    ---          ----            -----------    ---------
                                                        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Speedway admissions........................       $20,248       $5,205                           $25,453
  Other speedway revenues....................        13,041        4,365                            17,406
  Merchandise, tires and accessories.........        21,886                                         21,886
                                                 ----------    ---------                        ----------
  Total Revenues.............................        55,175        9,570                            64,745
EXPENSES:
  Operating expenses.........................        18,067        6,097                            24,164
  Cost of sales..............................        12,834                                         12,834
  Depreciation and amortization..............         3,167          285           $ 1,068D          4,520
  Selling, general and administrative........         6,185          742                             6,927
                                                 ----------    ---------           -------      ----------
  Total Expenses.............................        40,253        7,124             1,068          48,445
Operating Income.............................        14,922        2,446            (1,068)         16,300
Interest Income (Expense), net...............         1,950          (97)                            1,853
                                                 ----------    ---------           -------      ----------
Income Before Income Taxes...................        16,872        2,349            (1,068)         18,153
Income Taxes.................................         5,992          940                             6,932
                                                 ----------    ---------           -------      ----------
Net Income...................................       $10,880       $1,409           $(1,068)        $11,221E
                                                 ==========    =========           =======      ==========
Net Income Per Share.........................          $.90         $.63                              $.83E
                                                 ==========    =========                        ==========
Weighted Average Number of Shares
  Outstanding................................    12,128,920    2,236,705                        13,448,462E
                                                 ==========    =========                        ==========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 30, 1997

                                                                         PRO FORMA
                                                           PMI          ADJUSTMENTS          TOTAL
                                                           ---          -----------          -----
                                                                      ($ IN THOUSANDS)
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $  6,973                           $  6,973
  Receivables..........................................    12,135                             12,135
  Inventories..........................................     4,432                              4,432
  Prepaid..............................................     1,254                              1,254
                                                         --------                           --------
       Total Current Assets............................    24,794                             24,794
Property and Equipment, net............................   209,771                            209,771
Goodwill, net..........................................    30,099         $11,400 F           41,499
Other Assets...........................................     2,146                              2,146
                                                         --------         -------           --------
Total..................................................  $266,810         $11,400           $278,210
                                                         ========         =======           ========
          LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt....................  $ 13,620                           $ 13,620
  Accounts payable.....................................    18,026                             18,026
  Accrued expenses.....................................    10,661                             10,661
  Deferred revenues, net...............................    25,189                             25,189
                                                         --------                           --------
       Total Current Liabilities.......................    67,496                             67,496
Long-Term Debt, less current portion...................     5,287                              5,287
Deferred Taxes.........................................     9,910                              9,910
Minority Interest......................................     2,101         $(2,101)G               --
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
  Common stock.........................................       141               4 H              145
  Additional paid-in capital...........................   157,721          13,497 I          171,218
  Retained earnings....................................    24,154                             24,154
                                                         --------         -------           --------
       Total Shareholders' Equity......................   182,016          13,501            195,517
                                                         --------         -------           --------
Total..................................................  $266,810         $11,400           $278,210
                                                         ========         =======           ========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

JUNE 30, 1997 PRO FORMA INCOME STATEMENT

     A. To record: 1) amortization expense of $243,000, using an amortization period of 40 years, for the period from January 1 to May 31 on $23.3 million, which represents the excess purchase price of the majority interest in NCMS over the fair value of the net assets acquired; 2) amortization expense of $143,000, using an amortization period of 40 years, for the period from January 1 to June 30, 1997 on $11.4 million, which represents the excess purchase price of the minority interest over the fair value of the net assets acquired; and 3) additional depreciation expense of $100,000 on the increased valuation of the NCMS fixed assets as a result of purchase accounting adjustments.

     B. To reverse the minority interest expense recorded in the PMI consolidated statement of income for the six months ended June 30, 1997, reflecting the ownership by PMI of all of the NCMS Stock.

     C. The unaudited pro forma statement of income reflects the acquisition of the minority interest of NCMS assuming that all NCMS shareholders elect to receive PMI common shares. If 50% of the NCMS shareholders elect to receive cash, net income would be reduced by $133,000 and there would be no impact on net income per share for the six months ended June 30, 1997. If 100% of the NCMS shareholders elect to receive cash, net income would decrease by $266,000 and there would be no impact on net income per share for the six months ended June 30, 1997. The reduction in net income reflects additional interest expense, net of tax, on the cash payment to the NCMS shareholders.

DECEMBER 31, 1996 PRO FORMA INCOME STATEMENT

     D. To record: 1) amortization expense of $868,000, using an amortization period of 40 years, for the year ended December 31, 1996 on $34.7 million, which represents the excess purchase price over the fair value of the net assets acquired; and 2) additional depreciation expense of $200,000 on the increased valuation of the NCMS fixed assets as a result of purchase accounting adjustments.

     E. The unaudited pro forma statement of income reflects the acquisition of the minority interest of NCMS assuming that all NCMS shareholders elect to receive PMI common shares. If 50% of the NCMS shareholders elect to receive cash, net income would be reduced by $266,000 and there would be no impact on net income per share for the year ended December 31, 1996. If 100% of the NCMS shareholders elect to receive cash, net income would decrease by $532,000 and net income per share would decrease by $.01 for the year ended December 31, 1996. The reduction in net income reflects additional interest expense, net of tax, on the cash payment to the NCMS shareholders.

JUNE 30, 1997 PRO FORMA BALANCE SHEET

     F. To record the purchase of 673,227 shares at a value of $19.61 per share, plus estimated acquisition costs. The goodwill recorded is the excess of this amount over the fair value of the NCMS net assets acquired.

     G. To eliminate the minority interest recorded on the books of PMI at June 30, 1997.

     H. To reflect the issuance of 413,000 shares of PMI's common stock in exchange for 673,227 shares of NCMS stock. The NCMS stock is valued at $19.61 per share and converted to PMI Stock using an estimated average price of PMI's common stock of $32 per share.

     I. To record the increase in additional paid-in capital resulting from the purchase of the minority shares of NCMS.

                         PRINCIPAL SHAREHOLDERS OF NCMS

     The following table sets forth certain information regarding beneficial ownership of the shares of NCMS Stock (i) by each person who is known by NCMS to own beneficially more than 5% of the shares of NCMS Stock, (ii) by each of the NCMS' directors, (iii) by each of the executive officers of NCMS and (iv) by all executive officers and directors, as a group:

                                                                 SHARES
                                                              BENEFICIALLY    PERCENT OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         OWNED(2)     PRIOR TO MERGER
---------------------------------------                       ------------   ---------------
Penske Motorsports, Inc.....................................   1,563,478          69.9%
13400 West Outer Drive
Detroit, MI 48239
O. Bruton Smith.............................................     545,382(3)       24.8%
Speedway Motorsports, Inc.
PO Box 18747
Charlotte, NC 28218
William Brooks..............................................           0            --
Christopher M. Browning.....................................         250            *
Walter P. Czarnecki.........................................           0            --
Nancy DeWitt Daugherty......................................       5,000            *
Carrie B. DeWitt............................................           0            --
Robert H. Kurnick, Jr.......................................           0            --
D.L. McDonald...............................................       5,000            *
Richard J. Peters...........................................           0            --
W.R. Webb, Jr...............................................         100            *
H.A. Wheeler................................................           0            --
Jo DeWitt Wilson............................................       7,100            *
All executive of officers and directors as a group (9
  persons)..................................................

-------------------------
(1) Unless otherwise indicated, all addresses are care of North Carolina Motor Speedway, Inc., 2152 North US 1 Highway, Rockingham, North Carolina, 28380.

(2) Unless otherwise noted, NCMS believes that all persons named in the table have sole voting and investment power with respect to all shares of NCMS Stock beneficially owned by them.

(3) Includes 12,984 shares of NCMS Stock owned of record by SMI of which Mr. Smith is the principal shareholder.

                       DESCRIPTION OF NCMS' CAPITAL STOCK

GENERAL

     The NCMS authorized capital stock consists of 8,000,000 shares of Common Stock, par value $.25 per share. Of these shares, 2,236,705 shares of NCMS Stock are currently outstanding. All of the outstanding shares of the NCMS Stock are fully paid and non-assessable. NCMS is incorporated under the laws of North Carolina. There is no established public trading market for NCMS' Common Stock as of September 19, 1997. There are approximately 100 holders of record of NCMS Common Stock.

COMMON STOCK

     Holders of NCMS Stock are entitled to (i) one vote per share on all matters to be voted on by shareholders, (ii) share ratably in any dividends, (iii) vote cumulatively at an election of directors, and (iv) share ratably in the remaining assets of NCMS upon liquidation. Holders of NCMS Stock have no preemptive rights, subscription rights, or conversion rights. Provided there is a quorum, the affirmative vote of a majority of the shares represented at any meeting will be required for action by shareholders on any matter unless the vote of a greater number or voting by classes is required by North Carolina law.

                        COMPARISON OF SHAREHOLDER RIGHTS

     For many years Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has long been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The General Corporation Law of the State of Delaware is widely regarded as the most extensive and well defined body of corporate law in the United States. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated an ability and a willingness to act quickly and effectively to meet changing business needs. Moreover, the Delaware courts have rendered a substantial number of decisions interpreting and explaining Delaware law and public policies with respect to corporate issues.

     Delaware General Corporation Law and the North Carolina Business Corporation Act, the applicable corporate laws in Delaware and North Carolina, respectively, are referred to herein as the "DGCL" and "NCBCA", respectively.

DIRECTOR LIABILITY

     Under both North Carolina and Delaware law, corporations may adopt provisions in their charter documents reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Only PMI currently has such provisions in its charter documents.

     It should be noted that, in accordance with Delaware law, PMI's Certificate of Incorporation does not limit or eliminate liability based on the following types of claims:

          1. liability based on a breach of the director's duty of loyalty to PMI or its shareholders;

          2. liability based on the payment of an improper dividend or an improper repurchase of PMI Stock under Section 174 of the DGCL;

          3. liability for acts or omissions not in good faith or which the director knew were in violation of law;

          4. liability arising out of intentional misconduct by the director; or

          5. liability arising out of any transaction pursuant to which the director received some improper personal benefit.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER AGENTS

     North Carolina law and Delaware law have substantially similar provisions and limitations regarding indemnification by a corporation of its officers, directors, employees and other agents. For example, North Carolina law and Delaware law both provide (i) for the advancement of expenses to a person seeking indemnification upon receipt of an undertaking to repay such amount and
(ii) that statutory indemnifications are not exclusive of other rights a person seeking indemnification may be entitled to under any bylaw or contract or resolution adopted by a corporation subject to the limits imposed by the NCBCA. Since the Delaware statute is by its terms nonexclusive regarding indemnification provisions, it is possible that certain claims beyond the scope of the statute may be indemnifiable. In the event PMI should be required to pay a significant damage award on behalf of an officer of director pursuant to an indemnification agreement, the shareholders' investment in PMI could be negatively impacted.

     The By-laws of PMI have implemented the applicable statutory framework for indemnification of officers, directors, employees and agents. They require that indemnity must be provided to officers, directors, employees, and agents where permitted by statute and provide procedural mechanisms for directors and officers to enforce these rights. Pursuant to a resolution adopted at the April 9, 1997 special meeting of the Board, NCMS' ByLaws specifically provide for the indemnification of officers and directors.

PROTECTION OF MINORITY SHAREHOLDER RIGHTS

     Despite the belief of the Board that the Merger is in the best interests of NCMS and its shareholders, shareholders should be aware that Delaware law has been publicly criticized on the ground that it does not afford minority shareholders the same substantive rights and protection as are available in a number of other states.

CALL OF SHAREHOLDERS MEETING; ACTION BY WRITTEN CONSENT

     Under both the NCBCA and the DGCL, a special meeting of shareholders may be called by the board of directors of a corporation or by such person or persons authorized to do so by the certificate or articles of incorporation of bylaws. In addition, the NCBCA permits the holders of 10% of the outstanding shares entitled to vote on any issue proposed to be considered at the proposed special meeting to require that such a meeting be called. However, unless otherwise provided in the articles of incorporation or by-laws, the call of a special meeting by shareholders is not available to the shareholders of a public corporation. The DGCL has no provision permitting shareholders to call a meeting. However, a Delaware corporation may provide for any other method for calling a meeting, including allowing the shareholders to call the meeting, if such a provision is included in the corporation's by-laws or certificate of incorporation. Neither PMI's By-laws nor its Certificate of Incorporation provides for other methods for calling a meeting.

     The DGCL allows the shareholders of a corporation to take any action which may be taken at a meeting of the shareholders by majority written consent without a meeting, while the NCBCA requires unanimous written consent for such action.

     PMI's By-laws prohibit the taking of any action by written consent.

PROXY REQUIREMENT

     Under the NCBCA, proxies are valid for an eleven-month period unless a different period is expressly provided for in the appointment form. Under the DGCL, proxies are valid for up to three years unless otherwise specified therein. In addition, the NCBCA specifies that, if the appointment form conspicuously states that it is irrevocable, proxies from pledgees, purchasers, creditors, contract employees, and persons designated in a shareholder agreement are irrevocable. Under the DGCL, a proxy is irrevocable if it specifically states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support that power.

DERIVATIVE ACTIONS

     Both the DGCL and the NCBCA permit shareholders to bring derivative actions on behalf of the corporation. Unlike the DGCL, however, under the NCBCA (i) a shareholder is required to obtain court approval if he wishes to settle, compromise or discontinue a derivative action and (ii) if the court finds that the derivative action was without reasonable cause, the court may require the plaintiff to pay the defendant's reasonable expenses.

VOTING FOR DIRECTORS; CUMULATIVE VOTING

     The NCBCA grants cumulative voting rights to shareholders of certain corporations in the election of directors. The DGCL permits cumulative voting if provision therefore is made in the corporation's certificate of incorporation. PMI's Certificate of Incorporation does not provide of cumulative voting. NCMS' Bylaws specifically provide for cumulative voting.

REMOVAL OF DIRECTORS; VACANCIES

     PMI's Bylaws provide that one or more directors may be removed with cause by vote of the holders of a majority of the share entitled to vote at an election of directors cast at a meeting of a majority of the shareholders called for that purpose. NCMS' Bylaws provide that directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. Vacancies on the boards of directors of both PMI and NCMS may be filled by the majority vote of the remaining directors; however, NCMS' Bylaws provide that vacancies created by expanding the number of directors may only be filled by the shareholders at the next occurring annual meeting.

RIGHTS OF DISSENTING SHAREHOLDERS

     The DGCL grants appraisal rights only in the case of a merger or consolidation and not in the case of other transactions, unless the corporation's certificate of incorporation provides for such expanded rights. PMI's certificate of Incorporation does not provide for any extended appraisal rights. In general, the DGCL does not allow appraisal rights in a merger for the shares of any class of series of stock which is listed on a national securities exchange or held of record by more than 2,000 shareholders, provided that in such merger shareholders receive only shares of stock of the corporation surviving the merger or consolidation which share must be so listed or widely held.

     The NCBCA contains comprehensive provisions which allow shareholders to dissent from certain fundamental corporate changes and demand payment for the appraised "fair value" of their shares. For a discussion of the NCBCA provisions concerning rights of dissenting shareholders, see "The Merger -- Dissenters' Rights."

     The foregoing summary does not purport to be a complete statement of the rights of holders of NCMS Stock and PMI Stock under, and is qualified in its entirety by reference to, the DGCL, the NCBCA, PMI's Certificate of Incorporation and PMI's By-laws, and NCMS' Articles of Incorporation and Bylaws.

                           LEGAL MATTERS AND EXPERTS

     The validity of the PMI Stock offered hereby will be passed upon for PMI by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Opinions to the effect that the Merger will qualify as a tax-free reorganization for Federal income tax purposes will be issued by Drinker, Biddle & Reath LLP, Philadelphia Pennsylvania, special tax counsel to PMI.

     The financial statements incorporated in this prospectus by reference from PMI's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for PMI for the periods ended March 31, 1997 and 1996 and June 30, 1997 and 1996 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in PMI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 and incorporated by reference herein, Deloitte & Touche LLP did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because their reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

     The financial statements of NCMS as of and for the year ended August 31, 1996 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ANNEX A

                                MERGER AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF AUGUST 5, 1997
                                     AMONG

                           PENSKE MOTORSPORTS, INC.,
                            PENSKE ACQUISITION, INC.
                                      AND

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.

                               TABLE OF CONTENTS

ARTICLE I THE MERGER...................................................      1
1.01       The Merger:.................................................      1
1.02       Effective Time:.............................................      1
1.03       Effects of the Merger:......................................      1
1.04       Amendments to Articles of Incorporation and Bylaws:.........      1
1.05       Directors and Officers:.....................................      1
1.06       Conversion of Shares:.......................................      2
1.07       Registration:...............................................      2

ARTICLE II DISSENTING SHARES; EXCHANGE OF SHARES.......................      3
2.01       Dissenting Shares:..........................................      3
2.02       Exchange of Certificates:...................................      3

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB....      5
3.01       Existence; Good Standing:...................................      5
3.02       Capitalization:.............................................      5
3.03       Authorization; Validity and Effect of Agreements:...........      5
3.04       No Violation:...............................................      5
3.05       SEC Documents:..............................................      6
3.06       Distributed Materials; Registration Statement:..............      6
3.07       Merger Sub:.................................................      7

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............      7
4.01       Existence; Good Standing; Corporate Authority; Compliance         7
           With Law:...................................................
4.02       Authorization, Validity and Effect of Agreements:...........      7
4.03       Capitalization:.............................................      7
4.04       No Violation:...............................................      7
4.05       Distributed Materials; Registration Statement:..............      8
4.06       Officer Employment Agreement:...............................      8

ARTICLE V COVENANTS....................................................      8
5.01       Conduct of Business:........................................      8
5.02       Filings; Other Action:......................................      9
5.03       Inspection of Records:......................................     10
5.04       Indemnification:............................................     10
5.05       Further Action:.............................................     11
5.06       Expenses:...................................................     11
5.07       Meeting of the Company's Shareholders:......................     11
5.08       Distributed Materials:......................................     11
5.09       Publicity:..................................................     11
5.10       Best Efforts to Close:......................................     12

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER....................     12
6.01       Conditions to Each Party's Obligation to Effect the              12
           Merger:.....................................................

ARTICLE VII TERMINATION; AMENDMENT; WAIVER.............................     12
7.01       Termination:................................................     12
7.02       Effect of Termination:......................................     13
7.03       Amendment:..................................................     13
7.04       Extension; Waiver:..........................................     13
7.05       Procedure for Termination, Amendment, Extension or               13
           Waiver:.....................................................

ARTICLE VIII MISCELLANEOUS.............................................     14
8.01       Nonsurvival of Representations, Warranties and                   14
           Agreements:.................................................
8.02       Assignment, Binding Effect; Benefit; Entire Agreement:......     14
8.03       Enforcement of the Agreement:...............................     14
8.04       Severability:...............................................     14
8.05       Notices:....................................................     15
8.06       Governing Law:..............................................     15
8.07       Descriptive Headings:.......................................     15
8.08       Performance by Merger Sub:..................................     15
8.09       Counterparts:...............................................     15
8.10       Certain Definitions:........................................     15
8.11       Waivers:....................................................     16
8.12       Incorporation of Exhibits:..................................     16
8.13       Interpretation:.............................................     16

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of August 5, 1997, (this "Agreement"), among Penske Motorsports, Inc., a Delaware corporation ("Parent"), Penske Acquisition Corp., a North Carolina corporation ("Merger Sub"), and North Carolina Motor Speedway, Inc., a North Carolina corporation (the "Company").

                                   BACKGROUND

     The respective Boards of Directors of Parent and the Company have each approved, upon the terms and subject to the conditions set forth in this Agreement, the merger (the "Merger") of the Company with and into Merger Sub, a wholly owned direct subsidiary of parent, whereby each issued and outstanding share of Common Stock of the Company (the "Common Stock") not owned directly or indirectly by Parent or the Company will be converted into the right to receive the per share consideration as set forth in Article I, subject to the rights of persons who perfect rights of appraisal under the North Carolina Business Corporation Act (the "North Carolina Statute").

     In consideration of the respective representations, warranties, covenants and agreements contained in this Agreement, Parent and the Company hereby agree as follows:

                                   ARTICLE I
                                   THE MERGER

1.01 THE MERGER:

     Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the North Carolina Statute the Company shall be merged with and into Merger Sub as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article
VI. Following the Merger, Merger Sub shall continue as the surviving corporation (the "Surviving Corporation") and shall continue its existence under the laws of the State of North Carolina, and the separate corporate existence of the Company shall cease.

1.02 EFFECTIVE TIME:

     As soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI, the Merger shall be consummated by filing with the Secretary of State of the State of North Carolina articles of merger or other appropriate documents (in any case, the "Articles of Merger") in accordance with the North Carolina Statute. The Merger shall become effective at such time as the Articles of Merger is duly filed, or at such later time as Merger Sub and the Company shall specify in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").

1.03 EFFECTS OF THE MERGER:

     The Merger shall have the effects specified in the North Carolina Statute.

1.04 AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS:

     The Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be amended to change the name of Merger Sub to "North Carolina Motor Speedway, Inc.", and, as so amended, the Articles of Incorporation and the Bylaws of Merger Sub shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.05 DIRECTORS AND OFFICERS:

     The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation as of the Effective Time.

1.06 CONVERSION OF SHARES:

     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following events shall automatically occur:

          (a) Each share of Common Stock held by the Company or any subsidiary of the Company as treasury stock and each issued and outstanding share of Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent shall be canceled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;

          (b) Each issued and outstanding share of Common Stock, other than shares of Common Stock referred to in paragraph (a) above and Dissenting Shares (as defined in Section 2.01) shall be converted into the right to receive, at the option of the holder of the shares of Common Stock (the "Holder") either, but not a combination of, (i) an amount in cash, without interest, equal to $19.61 per share of Common Stock or (ii) $19.61 worth of Parent's Common Stock, $0.01 par value per share ("PMI Common Stock"), with the PMI Common Stock being valued at the average of the closing prices (the "Average Closing Price") for PMI Common Stock as reported on the Nasdaq National Stock Market (as published in The Wall Street Journal) for the five consecutive trading days during which shares are traded on the Nasdaq National Stock Market ending on the fifth trading day prior to the Effective Time (the "Merger Consideration"). No fractional shares of PMI Common Stock shall be issued. In lieu thereof, each holder of Common Stock who would otherwise be entitled to a fraction of a share of PMI Common Stock shall be entitled to receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Average Closing Price. No interest will accrue or be paid on the cash payable in lieu of fractional shares. If the Holder does not make the election required by the immediately preceding sentence within 15 days following written notice from Parent regarding the election given pursuant to Section 2.02(b), then the Holder shall be deemed to have elected as Merger Consideration the consideration in Section 1.06(b)(i). At the Effective Time, all shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest or, with respect to holders of Dissenting Shares, rights provided under Article 13 of the North Carolina Statute;

          (c) Each issued and outstanding share of capital stock of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

     In addition to the payment of the Merger Consideration, if Parent purchases any Dissenting Shares for an amount in excess of $19.61 per share from any Holder who owned more than 5% of the outstanding Common Stock immediately prior to the Effective Time, Parent shall promptly pay in cash to each holder of Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) an additional amount per share of Common Stock equal to such excess less any amount per share received pursuant to the following sentence. In addition, if Parent, during the one-year period following the Effective Time, sells all of the outstanding common stock of the Surviving Corporation or all or substantially all of the assets of the Surviving Corporation to any Person other than Parent or an Affiliate of Parent, Parent shall promptly pay in cash to each Holder of Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) an additional amount equal to the difference between (i) such Holder's proportionate share (based on such Holder's percentage ownership of the Common Stock immediately prior to the Effective Time) of the net sales price received by Parent from such sale less (ii) the Merger Consideration paid to such Holder and any amount received by such Holder pursuant to the first sentence of this paragraph.

1.07 REGISTRATION:

     As soon as reasonably practicable, following the execution of this Agreement, Parent will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 registering pursuant to the Securities Act of 1933 (the "Securities Act") all shares of PMI Common Stock which will be issued to any shareholder of the Company as Merger Consideration pursuant to Section 1.06. As used herein, the term "Merger Registration Statement" shall include the registration statement filed with the SEC, and the prospectus included therein. The Parent shall use its reasonable best efforts to cause the Merger Registration Statement to be declared effective by the SEC prior to the Effective Time.

                                   ARTICLE II
                     DISSENTING SHARES; EXCHANGE OF SHARES

2.01 DISSENTING SHARES:

          (a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock which are held by any record holder who does not vote in favor of the Merger or consent thereto in writing and who gives timely written notice to the Company of intent to demand payment in accordance with Section 55-13-21 of the North Carolina Statute, who demands payment and deposits share certificates in accordance with Section 55-13-23 of the North Carolina Statute and who otherwise perfects rights of appraisal under
     Article 13 of the North Carolina Statute (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Article 13 of the North Carolina Statute; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the North Carolina Statute, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration set forth in Section 1.06(b)(i), without interest. Notwithstanding anything to the contrary contained in this Section 2.01, if
     (i) the Merger is rescinded or abandoned or (ii) if the shareholders of the Company revoke the authority to effect the Merger, then the right of any shareholder to be paid the fair value of such shareholder's Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the North Carolina Statute with respect to holders of Dissenting Shares.

          (b) The Company shall give Parent (i) prompt notice of any demands for appraisal, and any withdrawals of such demands, received by the Company and any other related instruments served pursuant to the North Carolina Statute and received by the Company, and (ii) prior to the Effective Time, the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the North Carolina Statute. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.02 EXCHANGE OF CERTIFICATES:

          (a) Prior to the Effective Time, Parent shall appoint a bank or trust company to act as disbursing agent (the "Disbursing Agent") for the payment of Merger Consideration upon surrender of certificates representing the shares of Common Stock. Parent will enter into a disbursing agent agreement with the Disbursing Agent, in form and substance reasonably acceptable to the Company, and at such times, and from time to time, as the Disbursing Agent requires funds to make the payments or the disbursements pursuant to
     Section 1.06, Parent shall deposit or cause to be deposited with the Disbursing Agent in trust for the benefit of the Company's shareholders cash in an aggregate amount necessary to make the cash payments pursuant to
     Section 1.06 and/or such number of shares of PMI Common Stock necessary to exchange the Common Stock of Holders for PMI Common Stock pursuant to
     Section 1.06 to holders of shares of Common Stock (such amounts being hereinafter referred to as the "Exchange Fund").

          (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Disbursing Agent to mail to each person who was a record holder as of the Effective Time of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Common Stock (the "Certificates"), and whose shares were converted into the right to receive Merger Consideration pursuant to Section 1.06, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursing Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration, all in a form reasonably approved by the Company and Parent prior to the Effective Time. The letter will also provide information about the Holders' opportunity to elect Merger Consideration as set forth in Section 1.06(b). Upon surrender to the Disbursing Agent of a Certificate, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Disbursing Agent, the holder of such Certificate shall be paid in exchange therefor the Merger Consideration elected by the Holder in accordance with Section 1.06, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate (other than Certificates representing shares of Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent, shares of Common Stock held in the treasury of the Company, shares of Common Stock held by any subsidiary of the Company and Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration without any interest thereon.

          (c) At and after the Effective Time, there shall be no registration of transfers of shares of Common Stock which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. From and after the Effective Time, the holders of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of Certificates in accordance with the terms of this
     Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, such Certificates shall be canceled and exchanged for Merger Consideration as provided in this Article
     II. At the close of business on the day of the Effective Time, the stock ledger of the Company shall be closed.

          (d) At any time more than one year after the Effective Time, the Surviving Corporation shall be entitled to require the Disbursing Agent to deliver to it any funds which had been made available to the Disbursing Agent and not disbursed in exchange for Certificates (including, without limitation, all interest and other income received by the Disbursing Agent in respect of all such funds). Thereafter, holders of shares of Common Stock shall look only to the Surviving Corporation (subject to the terms of this Agreement, abandoned property, escheat and other similar laws) as general creditors thereof with respect to any Merger Consideration that may be payable, without interest, upon due surrender of the Certificates held by them. If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such time on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation nor the Disbursing Agent shall be liable to any holder of a share of Common Stock for any Merger Consideration delivered in respect of such share of Common Stock to a public official pursuant to any abandoned property, escheat or other similar law.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Each of Parent and Merger Sub represents and warrants to the Company as of the date of this Agreement and as of the Effective Time as follows:

3.01 EXISTENCE; GOOD STANDING:

     Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

3.02 CAPITALIZATION:

     The authorized capital stock of Parent consists of 50,000,000 shares of PMI Common Stock. As of May 1, 1997, there were 13,241,798 shares of PMI Common Stock issued and outstanding. Since such date, 906,542 additional shares of capital stock of Parent have been issued. All issued and outstanding shares of PMI Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, 190,000 shares of PMI Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options granted under the Penske Motorsports, Inc. 1996 Stock Incentive Plan (the "Option Plan") and 210,000 shares were reserved for issuance upon the exercise of additional options that may be granted under the Option Plan. Except as set forth in this
Section 3.02, (i) Parent is not a party to or bound by any written or oral contract or agreement which grants to any person an option, warrant or right of first refusal or other right of any character to acquire at any time, or upon the happening of any stated events, any shares of or interest in Parent, whether or not presently authorized, issued or outstanding, and (ii) there are outstanding (A) no shares of capital stock or other voting securities of Parent,
(B) no securities of Parent or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (C) no options or other rights to acquire from Parent or any of its subsidiaries, and no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (D) no equity equivalents, interests in the ownership or earnings of Parent or any of its subsidiaries or other similar rights. Upon issuance of the PMI Common Stock as Merger Consideration, such shares of PMI Common Stock shall be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights.

3.03 AUTHORIZATION; VALIDITY AND EFFECT OF AGREEMENTS:

     Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement. The consummation by each of Parent and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action and the issuance of the PMI Common Stock as Merger Consideration is not required to be approved by the shareholders of Parent. This Agreement constitutes the valid and legally binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

3.04 NO VIOLATION:

     Neither the execution and delivery by either of Parent or Merger Sub of this Agreement, nor the consummation by either of Parent or Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Parent or Articles of Incorporation or Bylaws of Merger Sub, as the case may be; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment or compensation under, or result in the creation of any lien, security interest, charge or encumbrance (a "Lien") upon any of the material properties of Parent or its subsidiaries (including Merger Sub) under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Parent or any of Parent's subsidiaries (including Merger Sub) is a party, or by which Parent or any of Parent's subsidiaries (including Merger Sub) or any of their respective properties is bound or affected, except for any of the foregoing matters which would not have a material adverse effect on the business, results of operations, financial condition or prospects of Parent and its subsidiaries taken as a whole (a "Parent Material Adverse Effect"); or (iii) other than the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of its qualification to do business in other jurisdictions, and the filings contemplated by Section 5.02 of this Agreement (collectively, the "Regulatory Filings"), require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Parent Material Adverse Effect.

3.05 SEC DOCUMENTS:

     The Parent has delivered to the Company each registration statement, report, proxy statement or information statement prepared by it and filed with the SEC, and in the form filed with the SEC (including any amendments thereto, but excluding exhibits thereto) since December 31, 1995, including, without limitation, (i) its Registration Statement (No. 333-692) declared effective by the SEC on March 26, 1996 (the "Registration Statement"), (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996, September 30, 1996 and March 31, 1997 (collectively, the "Company 10-Qs") and
(iii) its Annual Report on Form 10-K for the year ending December 31, 1996 (the "Company 10-K"; and, together with the Registration Statement, the Company 10-Qs and any information incorporated by reference therein, the "Company Reports"). As of their respective dates, the Company Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the respective rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.06 DISTRIBUTED MATERIALS; REGISTRATION STATEMENT:

          (a) None of the information supplied by Parent, Merger Sub and their respective affiliates in writing specifically for inclusion or incorporation by reference in the Distributed Materials (as hereinafter defined) will, at the time the Distributed Materials are mailed, at the time of the special meeting of the shareholders of the Company to approve the Merger (the "Meeting"), if any, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The letter to shareholders, notice of meeting, the information statement, if any, and any other materials distributed to shareholders of the Company in connection with the Merger, are collectively referred to as the "Distributed Materials." If, prior to the Effective Time, any event relating to Parent, Merger Sub or any of their affiliates, officers or directors is discovered by Parent that should be set forth in an amendment of or supplement to the Distributed Materials, Parent will promptly inform the Company.

          (b) The Merger Registration Statement will not at the time filed with the SEC and when first published, sent or given to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Merger Registration Statement.

3.07 MERGER SUB:

     Merger Sub is a wholly owned subsidiary of Parent and conducts no activities, and has no assets or liabilities, except as necessary to consummate the Merger.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure letter delivered by or on behalf of the Company to Parent at or prior to the execution hereof (the "Company Disclosure Letter"), the Company represents and warrants to Parent as of the date of this Agreement and as of the Effective Time as follows:

4.01 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY; COMPLIANCE WITH LAW:

     Each of the Company and its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The copies of the Company's Articles of Incorporation and Bylaws previously delivered to Parent are true and correct and have not since been amended, modified or rescinded.

4.02 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS:

     The Company has the requisite corporate power and authority to execute and deliver this Agreement. Subject only to the approval of the Merger by the holders of a majority of the outstanding shares of the Common Stock, the consummation by the Company of all transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

4.03 CAPITALIZATION:

     The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock. There are 2,236,705 shares of Common Stock issued and outstanding. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The Company is not a party to or bound by any written or oral contract or agreement which grants to any person an option, warrant or right of first refusal or other right of any character to acquire at any time, or upon the happening of any stated events, any shares of or interest in the Company, whether or not presently authorized, issued or outstanding. Except as set forth in this Section 4.03, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, interests in the ownership or earnings of the Company or any of its subsidiaries or other similar rights. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company.

4.04 NO VIOLATION:

     Except as disclosed in Schedule 4.04 hereto, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will:
(i) conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of the Company or its subsidiaries; (ii) to the knowledge of the Company, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment or compensation under, or result in the creation of any Lien upon any of the properties of the Company or its subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or its subsidiaries is a party, or by which the Company or its subsidiaries or any of their respective properties or assets is bound or affected, except for any of the foregoing matters which, singularly or in the aggregate, would not have a Company Material Adverse Effect; (iii) other than the Regulatory Filings, require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Company Material Adverse Effect; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their assets, except for violations which in the aggregate would not have a Company Material Adverse Effect or materially adversely affect the ability of the Company to consummate the Merger.

4.05 DISTRIBUTED MATERIALS; REGISTRATION STATEMENT:

          (a) The Distributed Materials will not, at the time they are first published, sent or given to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Distributed Materials.

          (b) The information supplied by the Company specifically for inclusion or incorporation by reference in the Merger Registration Statement will not, at the time filed with the SEC, and at the time it is first published, sent or given to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Merger Registration Statement. If, prior to the Effective Time, any event relating to the Company or any of its subsidiaries or any of their affiliates, officers or directors is discovered by the Company that should be set forth in an amendment of or supplement to the Merger Registration Statement, the Company will promptly inform Parent.

4.06 OFFICER EMPLOYMENT AGREEMENTS:

     The Company and the officers named therein have executed the Officer Employment Agreements (the "Officer Employment Agreements") attached hereto as
Exhibit 6.01(g).

                                   ARTICLE V
                                   COVENANTS

5.01 CONDUCT OF BUSINESS:

     From and after the date of this Agreement until the Merger is effected or this Agreement is terminated, unless Parent has consented in writing thereto, the Company, and, with respect to (e) and (f) below, the Parent and the Company:

          (a) Shall, and shall cause its subsidiaries to, conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (b) Shall use reasonable efforts, and shall cause its subsidiaries to use reasonable efforts, to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

          (c) Shall confer on a regular basis with one or more representatives of Parent to report operational matters of materiality and any proposals to engage in material transactions;

          (d) Shall not amend its Articles of Incorporation or Bylaws;

          (e) Shall promptly notify the other parties hereto of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

          (f) Shall promptly deliver to the other parties hereto true and correct copies of any report, statement or schedule filed with or delivered to the SEC, any other Governmental Entity (other than routine corporate, tax and other filings in the ordinary course of business) or any shareholder of the Company or the Parent, as the case may be, subsequent to the date of this Agreement;

          (g) Shall not (i) issue, sell or pledge, or agree to issue, sell or pledge, any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion, right or other right to acquire any shares of its capital stock or grant any right to convert or exchange any securities of the Company for Common Stock, (iii) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, other than in the ordinary course of the Company's business or as provided in Section 6.01(g), (iv) adopt any new employee benefit plan, other than in the ordinary course of the Company's business (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, other than in the ordinary course of business, except, in each case, for changes which are less favorable to participants in such plans or as may be required by applicable law, or (v) amend any Officer Employment Agreement or increase any compensation payable pursuant to such Officer Employment Agreements;

          (h) Shall not (i) except in the normal course of business as consistent with prior practice, declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action;

          (i) Shall not, and shall not permit its subsidiaries to (i) sell, lease or otherwise dispose of any assets of the Company or its subsidiaries (including capital stock) which are of a material amount, individually or in the aggregate, or (ii) make any acquisition, by means of merger or otherwise, of any assets or securities which are of a material amount, individually or in the aggregate; and

          (j) Shall not, and shall not permit its subsidiaries to, agree in writing to take or otherwise take (i) any of the foregoing actions or (ii) any action which would make any representation or warranty of the Company herein untrue or incorrect.

5.02 FILINGS; OTHER ACTION:

     Subject to the terms and conditions herein provided, the Company and Parent shall: (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (ii) use all reasonable efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and other jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and
(iii) use best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this

Agreement, the proper officers and directors of Parent and the Company shall use best efforts to take all such necessary action.

5.03 INSPECTION OF RECORDS:

     From the date hereof to the Effective Time, the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and its subsidiaries.

5.04 INDEMNIFICATION:

          (a) (i) Parent shall, either individually or through the Surviving Corporation, indemnify, defend and hold harmless to the fullest extent permitted or required by the North Carolina Statute the present and former directors and officers of the Company and any of the Company's subsidiaries and their respective heirs, executors, administrators and legal representatives (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement (collectively, "Losses")). In connection with the foregoing obligation, from and after the Effective Time, the Surviving Corporation shall bear the cost of expenses incurred in defending against any claim, action, suit, proceeding or investigation arising out of any alleged acts or omissions occurring on or prior to the Effective Time (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement), as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking reasonably satisfactory to the Parent to repay such advances if it is ultimately determined that such person is not entitled to indemnification. All rights to indemnification, including provisions relating to advances of expenses and exculpation of director liability, existing in favor of the Indemnified Parties as provided in the Company's Articles of Incorporation and Bylaws, as in effect as of the date of this Agreement, with respect to matters occurring through the Effective Time, will survive the Effective Time and will continue in full force and effect.

          (ii) Any Indemnified Party will promptly notify the Parent and the Surviving Corporation of any claim, action, suit, proceeding or investigation for which such party may seek indemnification under this Section (a "Third Party Claim"). In the event of any such Third Party Claim, (x) within twenty (20) days of receipt of such notice, the Surviving Corporation will have the right to assume the defense thereof, and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Parties in connection with the defense thereof, except that all Indemnified Parties (as a group) will have the right to retain one separate counsel, acceptable to such Indemnified Parties and Parent, at the expense of the Indemnifying Party if the named parties to any such proceeding include both the Indemnified Party and the Surviving Corporation and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them, and each Indemnified Party will have the right to retain a separate counsel, acceptable to such Indemnified Party and Parent, at the expense of the Indemnifying Party, if representation of such Indemnified Party and the other Indemnified Parties as a group would be inappropriate due to a conflict of interest between them and (y) the Indemnified Parties will cooperate in the defense of any such matter. If the Surviving Corporation fails to take action within twenty (20) days as set forth in (x) above, then the Indemnified Party shall have the right to pay, compromise or defend any Third Party Claim and to assert the amount of any payment on the Third Party Claim plus the expense of defense or settlement as a Loss. The Surviving Corporation will not be liable for any settlement effected without its prior written consent, unless it has failed to take action within the twenty (20) day period after receipt of notice as set forth above. Notwithstanding the foregoing, the Surviving Corporation will not have any obligation under this Section 5.04 to indemnify an Indemnified Party when and if a court of competent jurisdiction ultimately determines, and such determination becomes final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

          (b) The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.04.

          (c) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Articles of Incorporation or Bylaws of the Company, under the North Carolina Statute or otherwise. The provisions of this Section shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties and will be binding on all successors and assigns of the Surviving Corporation.

     Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

5.05 FURTHER ACTION:

     Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

5.06 EXPENSES:

     Whether or not the Merger is consummated, except as provided in Section
7.02 hereof or as provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, provided that the Company may pay any legal, accounting or financial advisor's fees or expenses incurred by the Company on or prior to the Effective Time.

5.07 MEETING OF THE COMPANY'S SHAREHOLDERS:

     If required by applicable law in order to consummate the Merger, the Company shall submit the Merger to the shareholders of the Company for their consideration in accordance with applicable law.

5.08 DISTRIBUTED MATERIALS:

     The Company shall prepare the Distributed Materials, as promptly as practicable after the execution of this Agreement. Parent and the Company shall cooperate with each other in the preparation of the Distributed Materials. The Company shall give Parent and its counsel the opportunity to review the Distributed Materials prior to its distribution to shareholders and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Distributed Materials prior to their distribution to shareholders. As promptly as practicable after the Distributed Materials have been prepared, the Company shall mail the Distributed Materials to the shareholders of the Company. To the extent its actions affect the validity of Parent's Merger Registration Statement, the Company will not send any Distributed Materials or any other material relating to the Merger to any of its shareholders without the prior written consent of Parent.

5.09 PUBLICITY:

     The initial press release relating to this Agreement shall be a joint press release and thereafter the Company and Parent shall, subject to their respective legal obligations (including requirements of the Nasdaq National Market, stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with Nasdaq National Market, or any national securities exchange with respect thereto.

5.10 BEST EFFORTS TO CLOSE:

     The parties hereto agree to use their best efforts to close the transactions contemplated hereby by September 30, 1997.

                                   ARTICLE VI
                    CONDITIONS TO CONSUMMATION OF THE MERGER

6.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER:

     The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions, except that (d) below shall only be a condition to the Company's, but not Parent's, obligation to effect the Merger.

          (a) This Agreement shall have been approved by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with applicable law;

          (b) No statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent), shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of prohibiting the consummation of the Merger; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered;

          (c) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated; and

          (d) The Merger Registration Statement shall have been declared effective by the SEC under the Securities Act and the PMI Common Stock to be issued as Merger Consideration shall have been approved for additional listing on the Nasdaq Stock Market, Inc.

          (e) Parent shall have provided to the Company the favorable opinion of its legal or accounting firm, in form and substance satisfactory to the Company, or a private letter ruling from the Internal Revenue Service, both of which provide, in all material respects, that the Merger shall constitute a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

          (f) Each of the consents listed on Schedule 4.04 hereto shall have been obtained.

                                  ARTICLE VII
                         TERMINATION; AMENDMENT; WAIVER

7.01 TERMINATION:

     Except as otherwise set forth in this Section 7.01, this Agreement shall terminate at 11:59 p.m., North Carolina time, December 31, 1997, provided that either party may extend this Agreement for an additional 180-day period by written notice to the other party prior to December 31, 1997. Notwithstanding the foregoing and/or the approval of this Agreement by the shareholders of the Company, this Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

          (a) By mutual written consent, duly authorized by their respective Boards of Directors, by the Company and Parent;

          (b) By either the Company or Parent

             (i) If any court of competent jurisdiction or any other governmental body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise permanently prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

             (ii) If, upon a vote at a duly held meeting or upon any adjournment thereof, the shareholders of the Company shall have failed to give any required approval or shall have approved a different proposed Acquisition Transaction; or

          (c) By Parent if the Company shall have breached any of its representations and warranties or covenants contained herein and if such breach or breaches, either individually or in the aggregate, will have, or are reasonably likely to have, a material adverse effect on the business, results of operations, financial condition or prospects of the Company (a "Company Material Adverse Effect"), unless, in the case of a breach of covenant, such failure to perform has been caused by a breach of this Agreement by Parent.

          (d) By the Company if Parent shall have breached any of its representations and warranties and such breach or breaches, either individually or in the aggregate, will have, or are reasonably likely to have, a Parent Material Adverse Effect, or if a Parent shall have breached in any material respect any of its covenants contained herein, unless, in the case of a breach of any covenant, such failure to perform has been caused by a breach of this Agreement by the Company;

7.02 EFFECT OF TERMINATION:

     In the event of the termination and abandonment of this Agreement pursuant to Section 7.01, this Agreement, except for the obligations of the parties pursuant to this Section 7.02 and the provisions of Sections 5.04 and 5.06, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders; provided that nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

7.03 AMENDMENT:

     To the extent permitted by applicable law, this Agreement may be amended by the parties, at any time before or after approval of this Agreement and the Merger by the shareholders of the Company but, after any such shareholder approval, no amendment shall be made that by law requires further approval of such shareholders without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

7.04 EXTENSION; WAIVER:

     At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the terms hereof, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of those rights.

7.05 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER:

     A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require (a) in the case of Parent, action by its Board of Directors or the duly authorized designee of its Board of Directors and (b) in the case of the Company, action by its Board of Directors.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.01 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS:

     All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be only conditions to the Merger and shall not survive the Merger, provided, however, that the Merger Registration Statement and the agreements contained in Article II and in Section 5.04 and this Article VIII shall survive the Merger.

8.02 ASSIGNMENT, BINDING EFFECT; BENEFIT; ENTIRE AGREEMENT:

     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except Parent may assign any and all of its rights, interests and obligations to any one or more entities, the majority of whose voting power, directly or indirectly, is owned in the aggregate by Parent and its subsidiaries and affiliates (it being understood that no such assignment shall relieve Parent of any of its obligations hereunder.) Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary except the right of holders of Common Stock to Merger Consideration and the rights of Indemnified Parties under
Section 5.04, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings (oral and written) among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

8.03 ENFORCEMENT OF THE AGREEMENT:

     The parties hereto agree that irreparable damage would occur in the event that any of the material provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled at law or in equity.

8.04 SEVERABILITY.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or otherwise affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision, clause, section or part of this Agreement is so broad as to be unenforceable, the provision, clause, section or part shall be interpreted to be only so broad as is enforceable, and all other provisions, clauses, sections or parts of this Agreement which can be effective without such unenforceable provision, clause, section or part shall, nevertheless, remain in full force and effect.

8.05 NOTICES:

     Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

             IF TO THE COMPANY:                           IF TO PARENT OR MERGER SUB
             ------------------                           --------------------------
Ms. Carrie B. DeWitt, Chairperson                Penske Motorsports, Inc.
Board of Directors                               13400 West Outer Drive
North Carolina Motor Speedway                    Detroit, MI 48239
U.S. Highway 1 North                             Attention: President
Rockingham, NC 28399                             Telecopy: 313-592-7312

               WITH A COPY TO:                                  WITH A COPY TO:
               ---------------                                  ---------------
C. Wells Hall III                                Penske Motorsports, Inc.
Moore & Van Allen, PLLC                          13400 West Outer Drive
NationsBank Corporate Center                     Detroit, MI 48239
100 North Tryon Street, Floor 47                 Attention: General Counsel
Charlotte, NC 28202-4003                         Telecopy: 313-592-7312
Telecopy: 704-331-1159

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

8.06 GOVERNING LAW:

     This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to its rules of conflict of laws.

8.07 DESCRIPTIVE HEADINGS:

     The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.08 PERFORMANCE BY MERGER SUB:

     Parent hereby agrees to cause Merger Sub to comply with its obligations hereunder and to cause Merger Sub to consummate the Merger as contemplated herein.

8.09 COUNTERPARTS:

     This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement, each of which may be signed by less than all of the parties hereto, but together all such copies are signed by all of the parties hereto.

8.10 CERTAIN DEFINITIONS:

     For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

          (a) "Affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

          (b) "Control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.

          (c) "Person" means a natural person, company, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

          (d) a "subsidiary" of any person means a person in which such first referenced person owns directly or indirectly an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, owns directly or indirectly 50% or more of the equity interest).

8.11 WAIVERS:

     Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

8.12 INCORPORATION OF EXHIBITS:

     The Company Disclosure Letter and all Exhibits and annexes attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

8.13 INTERPRETATION:

     In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and visa versa, words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officers thereunto duly authorized, all as of the day and year first above written.

                                          PENSKE MOTORSPORTS, INC.,
                                          a Delaware corporation

                                          By: /s/ WALTER P. CZARNECKI
                                            ------------------------------------

                                            Its: Vice Chairman
                                               ---------------------------------

                                          PENSKE ACQUISITION CORP.
                                          a North Carolina corporation

                                          By: /s/ WALTER P. CZARNECKI
                                            ------------------------------------

                                            Its: Vice Chairman
                                               ---------------------------------

                                          NORTH CAROLINA MOTOR SPEEDWAY, INC.,
                                          a North Carolina corporation

                                          By: /s/ J. DEWITT WILSON
                                            ------------------------------------

                                            Its: President
                                               ---------------------------------

ANNEX B

                            ARTICLE 13 OF THE NCBCA
                              (DISSENTERS' RIGHTS)
                                  ARTICLE 13.
                              DISSENTER'S RIGHTS.
            PART I. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SEC. 55-13-01. DEFINITIONS.

     In this Article:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

          (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02. RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

             (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

             (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

             (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

             (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

             (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; and

          (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

          (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were
     (i) listed on a national securities exchange or (ii) held by at least 2,000 recorded shareholders, unless in either case:

             (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

             (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

               a. Cash;

                b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

                c. A combination of cash and shares as set forth in sub-subdivisions a, and b, of this subdivision.

SEC. 55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

          (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

          (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

             (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

             (2) He does so with respect to all shares of which he is the beneficial shareholder.

SEC. 55-13-04 TO 55-13-19. RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SEC. 55-13-20. NOTICE OF DISSENTERS' RIGHTS.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

          (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

          (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

             (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

             (2) Must not vote his shares in favor of the proposed action.

          (b) A shareholder who does not satisfy the requirements of subsection
     (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22. DISSENTERS' NOTICE.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirement of G.S. 55-13-21.


          (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after approval of the board of directors, of the corporate action creating dissenters' rights under 6.S.55-13-02, and must:


             (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

             (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

             (3) Supply a form for demanding payment;

             (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

             (5) Be accompanied by a copy of this Article.

SEC. 55-13-23. DUTY TO DEMAND PAYMENT.

          (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

          (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

          (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24. SHARE RESTRICTION.

          (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

          (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 55-13-25. PAYMENT.

          (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

          (b) The payment shall be accompanied by:

             (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;


             (2) As explanation of how the corporation estimated the fair value of the shares;


             (3) An explanation of how the interest was calculated;

             (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

             (5) A copy of this Article.

SEC. 55-13-26. FAILURE TO TAKE ACTION.

          (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

          (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27. RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.

          (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if;

             (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

             (2) The corporation fails to make payment under G.S. 55-13-25; or

             (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

          (b) A dissenter waives his rights to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29. RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3. JUDICIAL APPRAISAL OF SHARES.

SEC. 55-13-30. COURT ACTION.


          (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-28, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.



          (b) Reserved for future codification purposes.



          (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.



          (d) The jurisdiction of the court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.


          (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31. COURT COSTS AND COUNSEL FEES.

          (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

          (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amount the court finds equitable;

             (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

             (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

          (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C



October 7, 1997



Board of Directors of North Carolina Motor Speedway, Inc.:



     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of North Carolina Motor Speedway, Inc. (the "Company"), of the consideration to be received in the proposed merger (the "Merger") of the Company with Penske Acquisition, Inc. (the "Acquiror"), a subsidiary of Penske Motorsports, Inc. ("Penske"), pursuant to the terms of the Merger Agreement (the "Agreement") dated as of August 5, 1997 by and among the Company, the Acquiror, and Penske. Pursuant to the Merger, each share of common stock of the Company will be converted into the right to receive $19.61 per share, payable at the election of each shareholder either in cash or in shares of Penske common stock having such value based upon a formula in the Agreement, and with cash being paid in lieu of fractional shares of common stock of Penske.



     In arriving at our opinion, with respect to the Company, we have taken such actions and considered such matters and documents as we have deemed appropriate under the circumstances including, without limitation: (i) reviewed the Agreement which includes the terms of the Merger; (ii) met with officers and certain members of management to discuss the Company's business, financial condition, operating results and future prospects; (iii) reviewed annual audited financial statements and interim unaudited financial statements through February 28, 1997; (iv) performed an analysis of public companies comparable in business to the Company; (v) performed an analysis of terms available to us of merger and acquisition transactions involving companies comparable in business to the Company; (vi) reviewed projected financial statements through December 31, 2001 which projections were prepared based on assumptions and data provided by the management of the Company and performed a discounted cash flow analysis based on these projections; and (vii) made such other financial studies, analyses and investigations as we deemed appropriate. The sole purpose of this letter is to provide our opinion as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be received in the proposed Merger. We were not requested to and therefore did not solicit the interest of third parties in submitting a competing offer for the acquisition of the Company. However, concurrent with our review of the Acquiror's bid, we also reviewed a bid (the "SMI Bid") to acquire the Company submitted by Speedway Motorsports, Inc. ("SMI"). Prior to the date of this letter, we confirmed to a special committee of the Board of Directors of the Company our opinion that the proposed price of the SMI Bid was in excess of the range of the prices that we concluded to be fair, and was significantly higher than the price of the Penske bid. Following its meeting on August 5, 1997, the Board of Directors of the Company instructed our firm that they would not approve the SMI Bid or submit it to the Company's shareholders for a vote thereon. In light of these instructions, we have not rendered any opinion letter with respect to the fairness, from a financial point of view, of the consideration proposed to be paid by SMI.



     With respect to the Acquiror and Penske, we have taken such actions and considered such matters and documents as we have deemed appropriate under the circumstances including, without limitation: (i) met with officers and certain members of the management to discuss Penske's business, financial condition, operating results and future prospects; (ii) reviewed annual audited financial statements and interim unaudited financial statements of Penske through June 30, 1997; (iii) reviewed various published research reports; (iv) reviewed publicly available information regarding Penske including recent Securities and Exchange Commission filings; (v) performed an analysis of public companies comparable in business to Penske; (vi) analyzed the effect on estimated earnings to Penske's shareholders resulting from completion of the Merger; (vii) reviewed historical market price and volume data for the common stock of Penske on a stand-alone basis and in comparison to both stock market indices and public companies comparable in business to Penske; and (viii) made such other financial studies, analyses and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of the Company and Penske, and other publicly available information that we considered in our review. We were not requested to and generally have not undertaken to verify independently the accuracy and completeness of such information. We have relied upon the reasonableness of all Company projections and forecasts reviewed by us and have assumed that the projections approved by management and reviewed by us reflect the best currently available estimates and good faith judgment of Company management. Our opinion herein is based on the circumstances existing and known to us as of the date hereof. We have not made or obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific individual assets. We were not requested to, and therefore did not, participate in the structuring or negotiating of the Merger. Furthermore, we are not expressing any opinion herein as to the range of prices at which Penske's common stock will trade subsequent to consummation of the Merger.



     Interstate/Johnson Lane Corporation, as part of its investment banking business, is engaged in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion. We will also receive a fee in connection with services provided to a committee of the Board of Directors of the Company in our capacity as financial advisor.



     The opinion expressed herein is provided solely for the benefit of the Directors of the Company and the opinion, and any supporting analysis or other material supplied by us, may not be quoted, referred to or used in any public filing or in any written document or for any other purpose without the prior written approval of Interstate/Johnson Lane Corporation, which has been granted with respect to references in the Form S-4 Registration Statement relating to the Merger and with respect to filing this letter as an exhibit thereto. This letter is not intended to, and shall not, confer any rights or remedies upon any security holder of the Company or any other person or entity.



     We undertake no responsibility to update this letter for events and circumstances occurring after the date of this letter. Any further consultation, attendance, research or opinions in reference to the present engagement beyond the date of this letter is subject to agreement by Interstate/Johnson Lane Corporation and to specific written arrangements between the parties.



     Based upon the foregoing considerations, it is our opinion that as of October 6, 1997 the consideration to be received upon consummation of the Merger is fair, from a financial point of view, to the Company's shareholders.



Sincerely,



     /s/ INTERSTATE/JOHNSON LANE
            CORPORATION

--------------------------------------

Interstate/Johnson Lane Corporation

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     PMI's By-laws effectively provide that (i) PMI shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all directors and officers of PMI and all persons serving at PMI's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and (ii) PMI may provide such other indemnification to its directors, officers and all other persons whom it may indemnify pursuant thereto. In addition, PMI's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provisions shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Under an insurance policy maintained by PMI, the directors and officers of PMI are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:


NUMBER                        EXHIBIT DESCRIPTION
------                        -------------------
 2.1*     Agreement and Plan of Merger dated August 5, 1997 among
          Registrant, Merger Sub and North Carolina Speedway, Inc.
 3.1      Amended and Restated Certificate of Incorporation of Penske
          Motorsports, Inc. (incorporated by reference from Exhibit
          3.1 to PMI's Amendment No. 2 to Registration Statement on
          Form S-1, file number 333-692).
 3.2      By-laws of PMI (incorporated by reference from Exhibit 3.2 to PMI's Post-Effective to Registration Statement on Form
          S-1, file number 333-692).
 5.1*     Opinion of Honigman Miller Schwartz and Cohn as to the
          validity of the shares
 8.1*     Opinion of Drinker Biddle & Reath LLP
10.1      Amended and Restated Stockholder Option and Voting Agreement
          dated April 1, 1997, between PMI and Carrie B. DeWitt
          (incorporated by reference from Exhibit 10.1 of PMI's Form
          10-Q for the quarter ended March 31, 1997).
10.2*     First Amendment to Amended and Restated Stockholder Option
          and Voting Agreement dated April 1, 1997, between PMI and
          Carrie B. DeWitt.
10.3*     Employment Agreement, dated August 5, 1997, between PMI and
          Carrie B. DeWitt
10.4*     Employment Agreement, dated August 5, 1997, between PMI and
          Jo DeWitt Wilson
10.5*     Employment Agreement dated August 5, 1997, between Nancy
          DeWitt Daugherty
10.6**    Second Amendment to Amended and Restated Stockholder Option
          and Voting Agreement dated as of April 1, 1997, between PMI and Carrie B. DeWitt.
15.1*     Letter regarding unaudited Interim Financial Statements.
23.1*     Consent of Honigman Miller Schwartz and Cohn (included in
          Exhibit 5.1 above).
23.2*     Consent of Drinker Biddle & Reath LLP (included in Exhibit
          8).
23.3**    Consents of Deloitte & Touche.
23.4**    Awareness letter regarding: review report on unaudited
          interim financial information.
23.5**    Consent of Interstate/Johnson Lane Corporation
24.1*     Powers of Attorney.
99.1*     Form of Proxy


------------------------
  * Previously filed.
 ** Filed herewith.


ITEM 22. UNDERTAKINGS.


          (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall bee deemed to be the initial bona fide offering thereof.

          (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (c) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on October 22, 1997.


                                          PENSKE MOTORSPORTS, INC.
                                                (REGISTRANT)

                                          By:     /s/ GREGORY W. PENSKE
                                            ------------------------------------
                                                     Gregory W. Penske
                                               President and Chief Executive
                                                           Officer

                 SIGNATURE                                            TITLE
                 ---------                                            -----

                     *                                        Chairman of the Board
--------------------------------------------
              Roger S. Penske

           /s/ GREGORY W. PENSKE                      President, Chief Executive Officer and
--------------------------------------------                         Director
             Gregory W. Penske                            (Principal Executive Officer)

                     *                                       Chief Financial Officer
--------------------------------------------       (Principal Financial and Accounting Officer)
              James H. Harris

                     *                                      Vice Chairman and Director
--------------------------------------------
            Walter P. Czarnecki

                     *                                               Director
--------------------------------------------
                H. Lee Combs

                                                                     Director
--------------------------------------------
             Gary W. Dickinson

                     *                                               Director
--------------------------------------------
             Richard J. Peters

                     *                                               Director
--------------------------------------------
             William C. France

                     *                                               Director
--------------------------------------------
            Richard E. Stoddard

                     *                                               Director
--------------------------------------------
             James E. Williams

                     *                                               Director
--------------------------------------------
              Jo DeWitt Wilson

*By:   /s/ GREGORY W. PENSKE

     ----------------------------
          Gregory W. Penske,
           Attorney-in-fact

                                 EXHIBIT INDEX


    NUMBER                         EXHIBIT DESCRIPTION
    ------                         -------------------
     2.1*      Agreement and Plan of Merger dated August 5, 1997 among
               Registrant, Merger Sub and North Carolina Speedway, Inc.
     3.1       Amended and Restated Certificate of Incorporation of Penske
               Motorsports, Inc. (incorporated by reference from Exhibit
               3.1 to PMI's Amendment No. 2 to Registration Statement on
               Form S-1, file number 333-692).
     3.2       By-laws of PMI (incorporated by reference from Exhibit 3.2 to PMI's Post-Effective to Registration Statement on Form
               S-1, file number 333-692).
     5.1*      Opinion of Honigman Miller Schwartz and Cohn as to the
               validity of the shares
     8.1*      Opinion of Drinker Biddle & Reath LLP
    10.1       Amended and Restated Stockholder Option and Voting Agreement
               dated April 1, 1997, between PMI and Carrie B. DeWitt
               (incorporated by reference from Exhibit 10.1 of PMI's Form
               10-Q for the quarter ended March 31, 1997).
    10.2*      First Amendment to Amended and Restated Stockholder Option
               and Voting Agreement dated April 1, 1997, between PMI and
               Carrie B. DeWitt.
    10.3*      Employment Agreement, dated August 5, 1997, between PMI and
               Carrie B. DeWitt
    10.4*      Employment Agreement, dated August 5, 1997, between PMI and
               Jo DeWitt Wilson
    10.5*      Employment Agreement, dated August 5, 1997, between Nancy
               DeWitt Daugherty
    10.6**     Second Amendment to Amended and Restated Stockholder Option
               and Voting Agreement dated as of April 1, 1997, between PMI and Carrie B. DeWitt.
    15.1*      Letter regarding unaudited Interim Financial Statements.
    23.1*      Consent of Honigman Miller Schwartz and Cohn (included in
               Exhibit 5.1 above).
    23.2*      Consent of Drinker Biddle & Reath LLP (included in Exhibit
               8.1).
    23.3**     Consents of Deloitte & Touche.
    23.4**     Awareness letter regarding: review report on unaudited
               interim financial information.
    23.5**     Consent of Interstate/Johnson Lane Corporation.
    24.1*      Powers of Attorney.
    99.1*      Form of Proxy


-------------------------
  * Previously filed.

 ** Filed herewith.